Exhibit 99.2

January 18, 2011

REPORT ON

A Preliminary Assessment of the Silvertip Deposit Northern BC, Canada

Submitted to:
Silvercorp Metals Inc.
Suite 1378 - 200 Granville Street
Vancouver, BC V6C 1S4

Attention: Rui Feng, CEO

Project Number: 10-1439-0016
Distribution:
2 copies - Golder Associates Ltd.
2 copies - Silvercorp Metals Inc.
2 copies - Keyeh Nejeh Golder Corporation

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Study Limitations

Golder Associates Ltd. (Golder) has prepared this document in a manner consistent with that level of care and skill ordinarily exercised by members of the engineering and science professions currently practising under similar conditions in the jurisdiction in which the services are provided, subject to the time limits and physical constraints applicable to this document. No warranty, express or implied, is made.

This document, including all text, data, tables, plans, figures, drawings and other documents contained herein, has been prepared by Golder for the sole benefit of Silvercorp Metals Inc. It represents Golder’s professional judgement based on the knowledge and information available at the time of completion. Golder is not responsible for any unauthorized use or modification of this document. All third parties relying on this document do so at their own risk.

The factual data, interpretations, suggestions, recommendations and opinions expressed in this document pertain to the specific project, site conditions, design objective, development and purpose described to Golder by Silvercorp Metals Inc., and are not applicable to any other project or site location. In order to properly understand the factual data, interpretations, suggestions, recommendations and opinions expressed in this document, reference must be made to the entire document.

This document, including all text, data, tables, plans, figures, drawings and other documents contained herein, as well as all electronic media prepared by Golder are considered its professional work product and shall remain the copyright property of Golder. Silvercorp Metals Inc. may make copies of the document in such quantities as are reasonably necessary for those parties conducting business specifically related to the subject of this document or in support of or in response to regulatory inquiries and proceedings. Electronic media is susceptible to unauthorized modification, deterioration and incompatibility and therefore no party can rely solely on the electronic media versions of this document.

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Table of Contents

1.0	SUMMARY		1
	1.1	Metallurgical	2
	1.2	Environmental	2
	1.3	Resource Estimate	2
	1.4	Mining & Economics	3
	1.5	Potential Mineral Deposits	4
2.0	INTRODUCTION AND TERMS OF REFERENCE		5
3.0	RELIANCE ON OTHER EXPERTS		6
4.0	PROPERTY DESCRIPTIONS AND LOCATION		7
	4.1	Location	7
	4.2	Ownership	7
	4.3	Description	7
	4.4	Land Tenure	7
	4.5	Environmental Liability	13
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		15
	5.1	Accessibility	15
	5.2	Physiography and Climate	15
6.0	HISTORY		17
7.0	GEOLOGICAL SETTING		20
	7.1	Regional Geology	20
	7.2	Property Geology	20
	7.2.1	Stratigraphy	20
	7.2.2	Tapioca Sandstone	20
	7.2.2.1	McDame Group	27
	7.2.2.2	Earn Group	27
	7.2.2.3	Unit 1A	28
	7.2.2.4	Unit 1B	28
	7.2.2.5	Unit 2A	28

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	7.2.2.6	Unit 2B	29
	7.2.3	Structure	29
8.0	DEPOSIT TYPES		30
9.0	MINERALIZATION		32
10.0	EXPLORATION		34
11.0	DRILLING		35
	11.1	Implementation – Drilling and Logging Procedures	37
	11.1.1	Collar Surveys	37
	11.1.2	Downhole Surveys	38
	11.1.3	Surface Drilling	38
	11.1.4	Underground Drilling	38
	11.1.5	Core Logging	38
	11.1.5.1	Cordilleran Engineering 1981 – 1989	38
	11.1.5.2	Imperial Metals 1997 – 2000	39
12.0	SAMPLING METHODS AND APPROACH		40
	12.1	Review of Sampling Methodologies by Program	40
	12.1.1	1981 - 1986 Programs of Cordilleran Engineering	40
	12.1.2	Strathcona Minerals - 1990	40
	12.1.3	Imperial Metals – 1997 - 2000	40
	12.2	Sample Selection	41
	12.3	Sample Marking	41
	12.3.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	41
	12.3.2	1997 – 2000 (Imperial Metals)	41
	12.4	Core Splitting	41
	12.4.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	41
	12.4.2	1997 – 2000 (Imperial Metals)	42
	12.5	Sample Packaging	42
	12.5.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	42
	12.5.2	1997 – 2000 (Imperial Metals)	42
	12.6	Transportation	42

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	12.6.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	42
	12.6.2	1997 – 2000 (Imperial Metals)	42
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		43
	13.1	General	43
	13.2	Duplicate Samples	44
	13.3	Blank Samples	44
	13.4	Independent Assay Checks	44
	13.4.1	1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)	44
	13.4.2	1997 – 2000 (Imperial Metals)	45
14.0	DATA VERIFICATION		48
	14.1	Assay Entry Verification	48
	14.2	Collar Survey Verification	49
	14.3	Downhole Survey Verification	49
15.0	SITE VISIT		50
	15.1.1	Grade Validation	50
16.0	ADJACENT PROPERTIES		52
17.0	MINERAL PROCESSING METALLURGICAL TESTING		53
	17.1	Discussion of Relevant Geology/Mineralogy	53
	17.2	Review of Previous Metallurgical Reports	53
	17.2.1	Upside Potential using only Rougher Flotation	57
18.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		59
	18.1	Drill Hole Data	59
	18.2	Compositing	61
	18.3	Variography	61
	18.4	Specific Gravity	62
	18.5	Geologic Models	64
	18.6	Inverse Distance Interpolation	64
	18.7	Parameters Used in Calculation and Determining Resource Category	65
	18.8	Resources Calculation Results	66
	18.9	Block Model Validation	74

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	18.10	Potentially Mineable Resources	75
19.0	OTHER RELEVANT DATA AND INFORMATION		82
	19.1	Geotechnical	82
	19.2	Mining Operations	84
	19.2.1	Main Access Ramps	87
	19.2.2	Stope Access Drifts	89
	19.2.3	Escapeway and Ventilation Access	90
	19.2.4	Miscellaneous Development	90
	19.2.5	Underground Exploration Development	91
	19.2.6	Raise Bores	92
	19.2.7	Mining Rate	93
	19.2.8	Mining Dilution and Recoveries	95
	19.2.9	Mine Backfill	95
	19.2.10	Mine Development Plan	96
	19.2.11	Underground Material Haulage	97
	19.2.12	Mine Services	98
	19.2.12.1	Mine Ventilation	98
	19.2.12.2	Mine De-watering	101
	19.2.12.3	Compressed Air	101
	19.2.12.4	Communications Systems	101
	19.3	Tailings Facilities	101
	19.3.1	Waste Dumps	107
	19.4	Process Plant	109
	19.4.1	Plant Design	109
	19.4.2	Process Description	110
	19.5	Site Layout	112
	19.6	Markets	113
	19.6.1	Silver	113
	19.6.2	Zinc	113
	19.6.3	Lead	114
	19.6.4	Concentrate Markets	114

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19.6.5	Contracts	114
19.6.6	Transportation Routes	115
19.7	Environmental Considerations	117
19.7.1	Regulatory Approval Process	117
19.7.2	Study Area Overview	117
19.7.3	Consultation	118
19.7.4	Socio-environmental Studies	118
19.7.5	Data Gaps	121
19.7.6	Environmental Management	122
19.8	Project Development Schedule	123
19.9	Taxes and Royalties	123
19.10	Capital Cost Estimates	124
19.10.1	Plant	124
19.10.2	Site Infrastructure	124
19.10.3	Mine	127
19.10.4	Tailings Facility	129
19.10.5	Project Life Capital Costs	130
19.11	Operating Cost Estimates	131
19.11.1	Mining	132
19.11.2	Plant	133
19.11.3	General and Administration	135
19.12	Economic Analysis	136
19.12.1	Project Cash Flows	136
19.12.2	Sensitivity Analysis	141
19.12.3	Payback	142
19.13	Mine Life	143
19.14	Risk Assessment	143
19.14.1	Economic	143
19.14.2	Environmental	143
19.14.3	Metallurgical	143
19.14.4	Mining	143

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20.0	INTERPRETATIONS AND CONCLUSIONS		144
	20.1	Resources	144
	20.2	Environmental	144
	20.3	Metallurgical	144
	20.4	Mining	145
	20.5	Economics	145
21.0	RECOMMENDATIONS		146
	21.1	Geological	146
	21.2	Environmental	146
	21.3	Metallurgical	146
	21.4	Mining	147
	21.5	Economics	147
22.0	CLOSURE		148
23.0	REFERENCES		149
QUALIFICATION CERTIFICATES			151

TABLES
Table 1: Global Resource Estimate	2
Table 2: Estimated Metal Price and Recovery	3
Table 3: Metals Prices, USD - 3 year average	3
Table 4: Project Summary using 3 Year Metals Prices Above	3
Table 5: Metals Prices, Upside Price Case	4
Table 6: Project Summary using Upside Case Metals Prices above	4
Table 7: List of Claims on the Silvertip Property	8
Table 8: Development History of the Silvertip Claims and Deposit	18
Table 9: Diamond Drilling on the Silvertip Property	36
Table 10: Collar Survey Companies and Equipment	37
Table 11: Au Comparative Analysis – Statistics	47
Table 12: Drillhole samples trapped by QA/QC and corrected	49
Table 13: Stockpile Sampling Program Results	51
Table 14: Resource Estimate Summary	53
Table 15: Preliminary Flotation recoveries, May 1985 Lakefield Testwork	54

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Table 16: Summary of Robertson Minerals HLS Testwork	55
Table 17: Jigging Results from CSMA	55
Table 18: Locked cycle flotation - final metallurgical balance	56
Table 19: Typical Pb Zn & Ag Recoveries – Silvertip Deposit	57
Table 20: Preliminary Flotation recoveries, 1985 Lakefield Testwork (Test #7, Bulk feed samples, Rougher Only)	58
Table 21: Comparison Rougher Concentrate vs Cleaner Concentrate (1985 Lakefield Testwork (Test #7)	58
Table 22: Drilling and Core Sampling Totals by Mineralized Domain	59
Table 23: Summary Statistics for All Samples in the Silvertip Database	60
Table 24: Sample Composite Statistics	61
Table 25: Variogram Summary	62
Table 26: Descriptive Statistics for SG	63
Table 27: Project Limits and Model Cell Block Sizes	64
Table 28: Coding for Geological Models	64
Table 29: Search criteria for indicated and inferred resources	65
Table 30: Resource Estimate Summary	66
Table 31: Resource Breakdown for Individual Zones within the Silvertip Resource	68
Table 32: Estimated Metal Prices and Expected Recovery from Processing	70
Table 33: Metal Prices and Recoveries for NSR Cutoff	75
Table 34: Option 1, 2 (using the BC small mines permit) and Option 3 (1000 tpd)	76
Table 35: Option 1 Average Grades 200 tpd, PEM=1,115,000 tonnes	76
Table 36: Option 2 Average Grades 500 tpd (Seasonal) PEM=1,490,000	76
Table 37: Option 3 Average Grades 1000 tpd PEM=2,055,000	76
Table 38: Major Underground Mobile Equipment	87
Table 39: Raise Dimensions	92
Table 40: Life of Mine Total Development	97
Table 41: Haulage Truck Logistics	97
Table 42: Trucks required 200 tpd Production	98
Table 43: Trucks required 500 tpd Seasonal Production	98
Table 44: Trucks required 1000 tpd Production	98
Table 45: Summary of Underground Ventilation Requirements (200 and 500 (seasonal) TPD options)	99
Table 46: Summary of Underground Ventilation Requirements (1000 TPD option)	100
Table 47: Waste Dump Volume Required,(40% swell factor used)	107
Table 48: Preliminary Process Design Criteria	109

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Table 49: Concentrate Transportation Options	116
Table 50: Preliminary List of Valued Ecosystem Components (VECs)	120
Table 51: Option 1 – ‘200 tpd’ Crushing, Grinding and Flotation Plant	125
Table 52: Option 2 – Additional 500 tpd DMS Facility plus Supporting Infrastructure	126
Table 53: Option 3 – Additional ‘200 tpd’ Flotation Module and Supporting Infrastructure	126
Table 54: Mine Equipment Capital Cost Summary 200 tpd	127
Table 55: Mine Equipment Capital Cost Summary 500 tpd Seasonal Operation	127
Table 56: Mine Equipment Capital Cost Summary 1000 tpd Operation	128
Table 57: Summary of Capital Mine Development (LOM)	128
Table 58: Pre-Production Tailings and Water Management Capital Costs 200tpd	129
Table 59: Pre-Production Tailings and Water Management Capital Costs 500tpd Seasonal	129
Table 60: Pre-Production Tailings and Water Management Capital Costs 1000tpd	129
Table 61: LOM Capital Spending Schedule 200 tpd	130
Table 62: LOM Capital Spending Schedule 500 tpd Seasonal	130
Table 63: LOM Capital Spending Schedule 1000 tpd.	130
Table 64: Summary of Operating Costs, 200tpd	131
Table 65: Summary of Operating Costs, 500 tpd Seasonal	131
Table 66: Summary of Operating Costs, 1000 tpd	131
Table 67: Mine Operating Cost Summary 200 tpd	132
Table 68: Mine Operating Cost Summary 500 tpd - Seasonal	132
Table 69: Mine Operating Cost Summary 10000-tpd	132
Table 70: Option 1 – ‘200 tpd’ grinding and flotation	133
Table 71: Option 2 – 500tpd Dense Media Plant, Grinding and Flotation	134
Table 72: Option 3 – 1000tpd Dense Media Plant, Grinding and Flotation	135
Table 73: General and Administrative Expense	135
Table 74: Metals Prices, USD – Upside Price Case	136
Table 75: Preliminary Cash Flow for 200 tpd Operation (8% discount rate)	137
Table 76: Preliminary Cash Flow for 500 tpd Seasonal Operation – Base Case (8% and 0% discount rate, 3 Year Average Metals Prices)	138
Note: Year 1 includes an estimate for the stockpile material	138
Table 77: Preliminary Cash Flow for 500 tpd Seasonal Operation – Upside Case (8% and 0% discount rate,)	139
Table 78: Preliminary Cash Flow for 1000 tpd Option (8% discount rate, Base Case metal prices)	140
Table 79: Payback period	142
Table 80: Mine Life	143

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Table 81: Global Resource Estimate	144
Table 82: Expected Recovery from Processing	144

FIGURES
Figure 1:	Silvertip property location at the BC/Yukon border (inset shows the main area of interest on the property within the larger Silvertip claim block)	14
Figure 2:	Location of Silvertip in the Canadian Cordillera	16
Figure 3:	Location Map of Silvertip	21
Figure 4:	Geology Map showing the main tectonic elements of northern British Columbia and southern Yukon - the regional setting for Silvertip. (From Rees, Akelaitis and Robertson, 2000)	22
Figure 5:	Regional geology map showing the location of Silvertip with respect to stratigraphic units of the Cassiar Platform, the southern margin of the Cassiar Batholith and the western margin of the Sylvestere allochthon. Adapted from Nelson and Brad	23
Figure 6:	Regional geology stratigraphic column (From Rees, Akelaitis and Robertson, 2000)	24
Figure 7:	Surface geological map of the main Silvertip deposit showing the areas of mineralization and plan view of underground workings. For regional location of map, see (From Rees, Akelaitis and Robertson, 2000)	25
Figure 8:	Stratigraphic column of the Silvertip area. (From Rees, Akelaitis and Robertson, 2000)	26
Figure 9:	Schematic block diagram illustrating the general genetic model of the Late Cretaceous intrusive- hydrothermal system and mineralization at Silvertip. (From Rees, 1998)	30
Figure 10:	Ag, Pb, Zn and Au duplicate analysis. The diverging lines indicate the + / - 10% envelope within which results from duplicate analysis of the same sample are expected to fall	46
Figure 11:	Sample vs. Dupe Cumulative Frequency for Au	47
Figure 12:	Photo at left depicts core cross stacked on the ground with a core storage shed in the background. Core is from the 1981 to 1985 program operated by Cordilleran Engineering. Although removal of the roof of this shed has not been completed it was felt prudent to take measures to ensure the security of the core by cross piling it on the ground .This method of storage makes access and vandalism more difficult. The photo on the right indicates that core box labels are intact for the most part. Two other lay down areas similar to this one contain core from subsequent drill programs	50
Figure 13:	Comparative plot of SG values (Measured vs Calculated). An R value of 0.73 indicates a relatively strong relationship between calculated and measured values of SG. This plot also indicates that calculated SG is generally lower than measured SG for the same sample	63
Figure 14:	Indicated and inferred resource distribution at Silvertip – plan view. Discovery N is not shown	71
Figure 15:	Grade Distribution at Silvertip – plan view. Discovery North not shown	72
Figure 16:	Zone Cross Section looking northwest. Important drill intersections and grades are indicated	73
Figure 17:	Silver Creek Zone Cross Section. Important drill intersections and grades are indicated	74
Figure 18:	Plan View of Potentially Economic Material and New and Existing Mine Development (NSR=$252 and Mining Rate of 200 tpd)	77
Figure 19:	Section View (looking north)(NSR$252 and Mining Rate of 200 tpd)	78
Figure 20:	Plan View of Potentially Economic Material (NSR=$205 and Mining Rate of 500 tpd (Seasonal))	79
Figure 21:	Section View (looking north)( NSR=$207, Mining Rate 500 tpd Seasonal)	79

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Figure 22: Plan View of Potentially Economic Material (NSR=$130 Mining Rate 1000 tpd)	80
Figure 23: Section View (looking north) (NSR=$130, Mining Rate 1000 tpd)	81
Figure 24: Recommended Span dimensions for Silvertip	84
Figure 25: Plan View of the Silvertip Deposit Underground Mine Design (New Mine Development shown in Gold and Existing Mine Development in Blue)	85
Figure 26: DAF stope Layout (4 m X 4 m)	86
Figure 27: Major underground molile equipment	87
Figure 28: New Ramps in gold color and Existing Development shown in blue	88
Figure 29: Stope Access Drifts	89
Figure 30: Herring Bone Stope Access Drifts Plan View (primary and secondary system showing multiple working faces)	89
Figure 31: General Overview of the Ventilation system (Isometric View)	90
Figure 32: Proposed underground development for exploration (Plan View)	91
Figure 33: Proposed Ventilation Escape Ways	92
Figure 34: Ventilation system showing the Escape Ways (Isometric View)	93
Figure 35: Tonnes per Day versus Tonnes per Vertical Metre (From Resource Block Model), (Mcarthy 1993)	94
Figure 36: Silver Creek Zone, Higher grade Starter Stopes	96
Figure 37: Option 1 Silver Creek Valley Location 1,000,000m3	102
Figure 38 Option 1Ssection View of Maximum Dam Height (showing water level for 500k M3 , 750k M3 and1,000k M3)	103
Figure 39: Tailings Storage Facility Option 1 Plan view (showing water levels for 500k m3 , 750k m3 and 1,000k m3)	103
Figure 41: Option 2 Section View of Maximum Dam Height (showing water levels for 500k m3 , 750k m3 and 1,000,000 m3)	104
Figure 40: Tailings storage facility Option 2 Isometric View Showing Water Level for 1,000,000 m3	104
Figure 42: Tailings Storage Facility Option 2 Plan view (showing water level for 1,000,000 m3)	105
Figure 43: Secondary Options For Tailings Area	106
Figure 44: Waste Dump Location Isometric View	108
Figure 45: Waste Dump Location Plan View	108
Figure 46: Generalized Process Flowchart for the Silvertip Project	111
Figure 47: Plan View showing Tailings and Mill location	112
Figure 48: Isometric View Showing Tailings and Plant Location	112
Figure 49: Zinc Supply and Demand to 2013	113
Figure 50: Overview of Concentrate Transportation Options	115
Figure 51: Net Present Value (NPV) Sensitivity to Key Parameters	141
Figure 52: Internal Rate of Return (IRR %) Sensitivity to Key Parameters	142

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APPENDICES

APPENDIX A
Net Smelter Return

APPENDIX B
Drill Hole Collars

APPENDIX C
Sample Core Photographs

APPENDIX D
Significant Intersections

APPENDIX E
Labour Requirements 500 tpd Seasonal

APPENDIX F
Scale Drawing Silvertip General Arrangement

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1.0 SUMMARY

Silvercorp Metals Inc. retained Golder Associates to do a preliminary assessment of the Silvertip Project. The resource estimate was prepared by Mr. Yongwei Li, a Beijing based Silvercorp Geologist, under the supervision of Randy Cullen, P.Geo., a Qualified Person under NI 43-101. Mr. Cullen confirmed the mineral resource estimates contained in this preliminary assessment and was contracted by Silvercorp to verify the mineral resource estimates and that the technical report conforms to the CIM Mineral Resource and Mineral Reserves definitions referred to in National Instrument (NI) 43-101 Standards of Disclosure for Mineral Projects. Mr. Cullen’s work included a review of reporting on exploration and drilling activity going back to the 1950s, collection of QA/QC information into useable formats, and re-estimation of resources based on a new definition of indicated and inferred category boundaries.

The silvertip deposit is wholly contained within the Silvertip property and consists of a contiguous collection of 58 mineral claims located in northern British Columbia immediately bounded by the Yukon border to the north. The project is approximately 90 km by air west-southwest of Watson Lake, Yukon, and lies within NTS map sheet 104-O/16W in the Liard Mining District.

The Silvertip deposit is at the advanced exploration stage and has undergone a number of surface and underground drilling programs and geophysical surveys since the 1955 discovery of an argentiferous galena outcropping on Silvertip Hill by A. Zborovsky, V. Alfody, S. Mezaros and S. Papp working under a government grub staking program. Major surface and underground drilling was initiated in 1982 after discovery of thick massive sulphide mineralization. In the following 20 years, sufficient work to support resource definition in the indicated and inferred categories by drilling 67,335.47 m in 452 surface and underground collared holes and completing 2.2 km of declines and drifting was completed. Imperial Metals Corporation identified and drilled off but did not calculate a resource for the 65 Zone discovery in 1999 and 2000. No further work has been done on the property since 2001. Silver Standard Resources Inc. acquired the property in 2002 and put further work on hold. In February 2010, Silvercorp Metals Inc. signed a definitive agreement to acquire the property from Silver Standard Resources Inc.

Mineralization at Silvertip is hosted by middle Paleozoic carbonates and consists of stratigraphically and structurally controlled cape like bodies or ‘mantos’ of pyrite-sphalerite-galena-sulphosalt massive sulphide. Most of the mineralized zones consist of mantos at or near the limestone’s upper, unconformable contact with overlying argillaceous clastics sediments. Exploration since 1997 has been aimed at finding larger tonnage bodies including feeder zones and mineralized ‘chimneys’ deeper in the limestone.

The results from exploration to date support the interpretation that the Silvertip deposit is in the distal part of a large carbonate replacement system (CRD). High-tonnage ‘chimney’ mineralization may exist at depth directly beneath the present deposit or slightly removed from it due to subsequent thrusting and folding of the host lithologies, but perhaps more likely occurs at some distance away in the more proximal part of the system, closer to the fluid source. A program of property scale exploration to determine the size and geometry of the overall mineralizing system through geological, geochemical and geophysical surveys, and additional diamond drilling is recommended. Vectoring exploration towards the thermal source of the mineralization is considered the best way to improve tonnage potential and advance the project.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

1.1 Metallurgical

Numerous consultants have conducted metallurgical work on the Silvertip Project and their results are summarized in this report. An important factor in all of these studies is the complex minerology of the Potentially Economic Material (PEM), and the relatively low silver recoveries. These low silver recoveries may be due in part to historical attempts to maximize the zinc recovery. Golder has used the average recoveries of all tests completed to date for this report. Ongoing metallurgical work is being conducted by SGS Minerals Services. The recoveries used in this report are shown in Table 2 below.

1.2 Environmental

Environmental work has been ongoing over the last 30 years and continues to date. Silvercorp acquired the property in February 2010 and has since re-initiated socio-environmental baseline studies for the Silvertip Project with a view to submitting a Mines Act Permit in the second quarter 2011. Although existing studies provide considerable background information on certain study areas, there have been changes in the study requirements (e.g., study methodology) and environmental regulations (e.g., species considered endangered) since the studies were completed. As such, socio-environmental studies are currently underway, or will be undertaken, to build on the information available from past studies and present a current baseline.

1.3 Resource Estimate

The mineral resource estimate has been prepared by Mr. Yongwei Li, a geologist with Silvercorp Metals Inc., verified by the Randy Cullen P.Geo and is presented in Table 1. The base case for Mr. Cullens work is a silver equivalent grade of 200 g/t or higher (>200).

Table 1: Global Resource Estimate

Ag Eq. (g/t)	Classification	Tonnage	Silver (g/t)	Lead (%)	Zinc (%)	Gold (g/t)
>200	Indicated	2,349,055	352	6.73	9.41	0.54
	Inferred	459,896	343	6.18	9.81	0.23
>400	Indicated	1,976,664	398	7.65	10.35	0.58
	Inferred	357,713	413	7.50	11.05	0.26
>1000	Indicated	705,373	631	12.24	13.18	0.79
	Inferred	120,569	739	12.99	14.59	0.51

The silver equivalent (AgEq.) equation is based on a formula that includes long-term metal prices as well as the metal recoveries obtained from metallurgical tests done for the deposit by CSMA Mineral Laboratories of the U.K. The silver equivalent calculation formula is shown below:

AgEq. = (Au * 0.5 * 60 + Ag * 0.692) + (Pb * 0.75 * 0.804 * 22.0462 + Zn * 0.75 * 0.847 * 22.0462) / 0.39

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Estimated metal prices and recoveries are listed in Table 2. The data contributing to the estimate was reviewed and no discrepancies were found with the geological or assay information (beyond minor noted changes). The database meets industry standards and is considered suitable for resource estimation.

Table 2: Estimated Metal Price and Recovery

Metal	Price	Recovery
Silver	US$0.39/g	75.8%
Gold	US$23.4/g	50%
Lead	US$0.75/lb	85.5%
Zinc	US$0.75/lb	82.9%

The resource estimate is based on interpreted 3D mineralized envelopes grading greater than 200 g/t AgEq. Envelopes were built by digitizing polylines around interpreted mineralization on sections and then connecting these ‘rings’ from section to section with tie lines. The estimate was completed using Surpac® software.

1.4 Mining & Economics

Drift and Fill is the proposed mining method due to geotechnical considerations, and the irregular shape and continuity of the Potentially Economic Material (PEM). Different production rate scenarios were considered in this preliminary assessment. The base case secenario is a 72,000 tonnes per year, 500 tonnes per day facility operating for six months of the year (non-winter months). Summary results for the 3 year average metals price case, and for an upside price case are shown in table 3 to 6.

Table 3: Metals Prices, USD - 3 year average

Silver	$15.50 per ounce
Zinc	$0.92 per pound
Lead	$0.98 per pound

Table 4: Project Summary using 3 Year Metals Prices Above

Rate 8%
NPV	$41 Million
IRR	21%
Rate 0%	$122 Million

January 18, 2011
Project No. 10-1439-0016	3

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Table 5: Metals Prices, Upside Price Case

Silver	$25.00 per ounce
Zinc	$1.00 per pound
Lead	$1.00 per pound

Table 6: Project Summary using Upside Case Metals Prices above

Rate 8%
NPV	$136 Million
IRR	49%
Rate 0% NPV	$311 Million

1.5 Potential Mineral Deposits

The Silvertip property has the potential to host considerable additional resources. Extensions to the known manto deposits defined as Silver Creek, 65 Zone, Discovery and Discovery North are possible creating a larger contiguous mineralized area. Similar mantos have marked the periphery of much larger systems like Gillman in the western US (11 million tonnes) and St. Eulalia in Mexico (30 million tonnes). Order of magnitude increases in grade and tonnage are possible through discovery of the feeder zones, ‘chimneys’ and ‘pipes’, and the proximal gold-copper-rich mineralization associated with the undiscovered generative intrusions and fluid transport systems associated with the CRD model. To date, there has been insufficient exploration to define these potential additional resources and it is uncertain if these targets will be discovered.

January 18, 2011
Project No. 10-1439-0016	4

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

2.0 INTRODUCTION AND TERMS OF REFERENCE

Silvercorp retained Golder Associates to prepare this preliminary assessment of the Silvertip Project. Prior to this, Silvercorp retained Randy Cullen, P. Geo. to act as an independent qualified person to supervise preparation of the resource estimate contained herein. Both Golder engineers and Mr Cullen have visited the site; Mr. Cullen visited on January 27, 2010, and Golder engineers visited on September 14, 2010. Mr. Cullen and Golder reviewed core marking and storage, the decline portal, and the water treatment facility on the property. Mr. Cullen collected samples from a surface store of ore mined during the underground exploration phase during his site visit in January 2010. At Silvercorp’s head office in Vancouver both Golder and Mr. Cullen were able to review documentation of over 10 years of development work on the property completed by two different owners. No major errors or discrepancies were found in the contributing data and the resource estimate contained herein proceeded on the approved dataset.

The Silvertip mineralization is a silver-zinc-lead Carbonate Replacement Deposit (CRD) with metals content, polyphase mineralization, abundant replacement textures, pyrite pseudomorphing pyrrhotite, and wallrock alteration reminiscent of many of the manto chimney CRD’s of Mexico and the western US according to Megaw (1998, 2000), an expert engaged by Imperial Metals to review the project. These economically attractive, polymetallic systems can stretch continuously from copper-gold enriched skarns near intrusion contacts in the “proximal” part of the system, to massive sulfide manto and chimney deposits with no exposed igneous relationship in the “distal” areas. Traditionally, these deposits have been considered difficult exploration targets due to a paucity of peripheral indicators to mineralization such as hydrothermal alteration or consistent relationships to breccias or structures.

The Silvertip mineralization consists of silver-lead-zinc massive sulphide, formed by hydrothermal replacement processes in McDame Group limestone. The four main mineralized zones are not exposed, lying between around 50 to several hundred metres beneath the surface, and covered by the sedimentary Earn Group. The Silver Creek area is in the west and northwest; the Discovery area lies farther east and at greater depth; the 65 Zone is south and at depths exceeding 50 m; and the ‘Discovery North’ area, to the northeast, has received relatively little attention to date, but is likely continuous with the other zones.

Some of the statements made in this report are forward-looking with respect to objectives or goals, and may include words to the effect that the Company or management expects a stated condition or result to occur. Other statements rely on extrapolation of published market data to the goals and objectives of the Silvertip Project. Some statements rely on interpreted geological, geotechnical, and hydrogeological data and testing results. Such statements involve risks and uncertainties, and as such, the actual results in each case could differ materially from those currently anticipated or interpreted in the preparation of this report.

January 18, 2011
Project No. 10-1439-0016	5

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

3.0 RELIANCE ON OTHER EXPERTS

This technical report has been prepared by Golder Associates Ltd. (Golder) of Burnaby, BC, with input from other contributors. Golder compiled all contributions to the technical report but did not supervise the preparation of, or verify, information provided by other contributors. The sections of this technical report that are prepared by persons other than Golder and are not Qualified Persons as defined in NI 43-101are as follows:

  Debra Lamash, Klohn Krippen Consultants completed the environmental and socioeconomic considerations presented in Section 27.

  Mr. Yongwei Li, prepared the resource estimate found in Section 16 of this report. Mr. Li is a full time employee of Silvercorp undertaking resource estimation and modeling and is based in China. He is not a qualified person or independent person under the meaning of National Instrument 43-101 and worked under the supervision of Mr. Randy Cullen, P. Geo., during review of old estimates and preparation of new estimates for the Silvertip property.

  Law firm Blake, Cassels and Graydon LLP Ltd., acting under contract to Silvercorp, reviewed the claim status and tenure of implied mineral rights for the claims comprising the Silvertip property. Their review concluded:

  The claims are in good standing with an expiration date of October 15, 2010, and may be renewed by making claim for expenditures related to work on the property or paying ‘cash in lieu’ of work.

  There is a 5% Net Profit Royalty on eight of the claims. None of the claims where resources have been identified to date falls within this small block.

  No significant environmental issues were identified.

January 18, 2011
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4.0 PROPERTY DESCRIPTIONS AND LOCATION

4.1 Location

The Silvertip property is situated in northern British Columbia, just south of the Yukon border, approximately 90 km by air west-southwest of Watson Lake, Yukon Figure 1. It lies within NTS map sheet 104-O/16W, in the Liard Mining Division.

4.2 Ownership

The Silvertip property, is 100% owned by Silvercorp Metals Inc., through a purchase from Silver Standard in February 2010. Total consideration for the project is CDN$15-million with up to 50% to be paid in Silvercorp common shares and the balance in cash. There is a 5% net profit royalty on eight of the mineral claims but none of the known mineral resources are on the claims on which the royalty applies.

4.3 Description

The property contains silver-lead-zinc massive sulphide zones, and some barite showings about 11 km to the northeast of the main mineralization. The delineated mineralized zones (named Silver Creek, Discovery, Discovery North and 65 Zone) are centered at UTM coordinates 6,643,900 N and 425,200 E (NAD 27). About 2,200 m of underground workings are developed in and near the zones. These have been allowed to flood after the 2001 field work was completed and are under care and maintenance at this time. In the immediate vicinity of the portal, approx. 10,000 tonnes of stockpiled ore, lime mixing shed and two water settling ponds remain from previous programs.

4.4 Land Tenure

The property currently comprises 887 units in 63 contiguous claims and 26 fractional claims, covering an area of approximately 21,575 hectares. These claims have not been surveyed by a designated BCLS. The claims and their current status are listed in Table 7.

January 18, 2011
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Table 7: List of Claims on the Silvertip Property

Tenure Number	Owner	Good To Date	Status	Area (ha)
716422	235861 (100%)	2011/mar/05	GOOD	406.0218
723182	235861 (100%)	2011/mar/11	GOOD	407.2998
723202	235861 (100%)	2011/mar/11	GOOD	407.3023
723222	235861 (100%)	2011/mar/11	GOOD	407.3061
723242	235861 (100%)	2011/mar/11	GOOD	374.9243
723262	235861 (100%)	2011/mar/11	GOOD	407.5071
723282	235861 (100%)	2011/mar/11	GOOD	407.7058
723322	235861 (100%)	2011/mar/12	GOOD	342.3965
723342	235861 (100%)	2011/mar/12	GOOD	407.8785
723343	235861 (100%)	2011/mar/12	GOOD	407.8712
723362	235861 (100%)	2011/mar/12	GOOD	375.4221
723382	235861 (100%)	2011/mar/12	GOOD	375.2451
723383	235861 (100%)	2011/mar/12	GOOD	391.7317
723402	235861 (100%)	2011/mar/12	GOOD	407.3093
723422	235861 (100%)	2011/mar/12	GOOD	407.3143
723423	235861 (100%)	2011/mar/12	GOOD	407.3191
723442	235861 (100%)	2011/mar/12	GOOD	407.3217
723462	235861 (100%)	2011/mar/12	GOOD	407.5609
723482	235861 (100%)	2011/mar/12	GOOD	407.5666
723502	235861 (100%)	2011/mar/12	GOOD	407.573
723522	235861 (100%)	2011/mar/12	GOOD	407.5755
723542	235861 (100%)	2011/mar/12	GOOD	407.4769
723562	235861 (100%)	2011/mar/12	GOOD	407.48
723582	235861 (100%)	2011/mar/12	GOOD	407.4834
723602	235861 (100%)	2011/mar/12	GOOD	407.4864
723603	235861 (100%)	2011/mar/12	GOOD	407.488
723622	235861 (100%)	2011/mar/12	GOOD	407.4906
723642	235861 (100%)	2011/mar/12	GOOD	407.4912
723662	235861 (100%)	2011/mar/12	GOOD	407.7479
723682	235861 (100%)	2011/mar/12	GOOD	407.7456
723702	235861 (100%)	2011/mar/12	GOOD	407.7426
723703	235861 (100%)	2011/mar/12	GOOD	407.9852
723704	235861 (100%)	2011/mar/12	GOOD	407.9898
723705	235861 (100%)	2011/mar/12	GOOD	407.9952
723722	235861 (100%)	2011/mar/12	GOOD	407.7291
723742	235861 (100%)	2011/mar/12	GOOD	407.7325
723762	235861 (100%)	2011/mar/12	GOOD	407.7356

January 18, 2011
Project No. 10-1439-0016	8

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Table 7: List of Claims on the Silvertip Property (continued)

Tenure Number	Owner	Good To Date	Status	Area (ha)
723782	235861 (100%)	2011/mar/12	GOOD	407.7408
723882	235861 (100%)	2011/mar/12	GOOD	391.6581
723902	235861 (100%)	2011/mar/12	GOOD	407.9751
723922	235861 (100%)	2011/mar/12	GOOD	407.9772
723942	235861 (100%)	2011/mar/12	GOOD	407.9827
723962	235861 (100%)	2011/mar/12	GOOD	407.8079
723982	235861 (100%)	2011/mar/12	GOOD	407.813
724002	235861 (100%)	2011/mar/12	GOOD	407.8199
724022	235861 (100%)	2011/mar/12	GOOD	407.8222
724042	235861 (100%)	2011/mar/12	GOOD	408.056
724062	235861 (100%)	2011/mar/12	GOOD	408.061
724082	235861 (100%)	2011/mar/12	GOOD	408.068
724102	235861 (100%)	2011/mar/12	GOOD	408.0699
724122	235861 (100%)	2011/mar/12	GOOD	391.8961
724142	235861 (100%)	2011/mar/12	GOOD	408.2277
724162	235861 (100%)	2011/mar/12	GOOD	391.9044
724182	235861 (100%)	2011/mar/12	GOOD	408.2341
724202	235861 (100%)	2011/mar/12	GOOD	408.2371
724203	235861 (100%)	2011/mar/12	GOOD	408.241
724222	235861 (100%)	2011/mar/12	GOOD	408.2462
724242	235861 (100%)	2011/mar/12	GOOD	408.4775
724262	235861 (100%)	2011/mar/12	GOOD	408.4803
724282	235861 (100%)	2011/mar/12	GOOD	408.482
724302	235861 (100%)	2011/mar/12	GOOD	408.486
724322	235861 (100%)	2011/mar/12	GOOD	408.4889
724342	235861 (100%)	2011/mar/12	GOOD	408.4925
724362	235861 (100%)	2011/mar/12	GOOD	408.4974
724382	235861 (100%)	2011/mar/12	GOOD	408.7293
724402	235861 (100%)	2011/mar/12	GOOD	408.7319
724422	235861 (100%)	2011/mar/12	GOOD	408.7332
724442	235861 (100%)	2011/mar/12	GOOD	408.7363
724462	235861 (100%)	2011/mar/12	GOOD	408.7385
724482	235861 (100%)	2011/mar/12	GOOD	408.741
724502	235861 (100%)	2011/mar/12	GOOD	408.7445
724542	235861 (100%)	2011/mar/12	GOOD	408.3218
724562	235861 (100%)	2011/mar/12	GOOD	408.3198
724582	235861 (100%)	2011/mar/12	GOOD	408.5734

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Project No. 10-1439-0016	9

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Table 7: List of Claims on the Silvertip Property (continued)

Tenure Number	Owner	Good To Date	Status	Area (ha)
724622	235861 (100%)	2011/mar/12	GOOD	408.8261
724643	235861 (100%)	2011/mar/12	GOOD	408.9817
724662	235861 (100%)	2011/mar/12	GOOD	408.9834
724682	235861 (100%)	2011/mar/12	GOOD	408.9834
724702	235861 (100%)	2011/mar/12	GOOD	408.9852
724722	235861 (100%)	2011/mar/12	GOOD	408.9853
724762	235861 (100%)	2011/mar/12	GOOD	408.9836
724782	235861 (100%)	2011/mar/12	GOOD	408.9821
724802	235861 (100%)	2011/mar/12	GOOD	409.0792
724822	235861 (100%)	2011/mar/12	GOOD	409.2361
724862	235861 (100%)	2011/mar/12	GOOD	409.2385
724882	235861 (100%)	2011/mar/12	GOOD	409.2387
724902	235861 (100%)	2011/mar/12	GOOD	409.2424
724942	235861 (100%)	2011/mar/12	GOOD	409.2424
724962	235861 (100%)	2011/mar/12	GOOD	408.5715
725002	235861 (100%)	2011/mar/12	GOOD	408.826
835742	235861 (100%)	2011/oct/13	GOOD	405.6952
835743	235861 (100%)	2011/oct/13	GOOD	405.9641
835744	235861 (100%)	2011/oct/13	GOOD	406.1611
835745	235861 (100%)	2011/oct/13	GOOD	389.9054
835746	235861 (100%)	2011/oct/13	GOOD	389.9021
835747	235861 (100%)	2011/oct/13	GOOD	389.6567
835748	235861 (100%)	2011/oct/13	GOOD	389.655
835749	235861 (100%)	2011/oct/13	GOOD	389.2425
835750	235861 (100%)	2011/oct/13	GOOD	405.5839
835751	235861 (100%)	2011/oct/13	GOOD	389.2161
835752	235861 (100%)	2011/oct/13	GOOD	405.5009
835753	235861 (100%)	2011/oct/13	GOOD	405.221
835754	235861 (100%)	2011/oct/13	GOOD	389.0217
835755	235861 (100%)	2011/oct/13	GOOD	405.1912
835756	235861 (100%)	2011/oct/13	GOOD	404.9435
835757	235861 (100%)	2011/oct/13	GOOD	404.9876
835758	235861 (100%)	2011/oct/13	GOOD	404.9632
835759	235861 (100%)	2011/oct/13	GOOD	388.5777
835760	235861 (100%)	2011/oct/13	GOOD	259.058
221837	235861 (100%)	2012/oct/15	GOOD	500
221908	235861 (100%)	2012/oct/15	GOOD	300

January 18, 2011
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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Table 7: List of Claims on the Silvertip Property (continued)

Tenure Number	Owner	Good To Date	Status	Area (ha)
222004	235861 (100%)	2012/oct/15	GOOD	300
222005	235861 (100%)	2012/oct/15	GOOD	500
222006	235861 (100%)	2012/oct/15	GOOD	500
222007	235861 (100%)	2012/oct/15	GOOD	450
509654	235861 (100%)	2012/oct/15	GOOD	1263.252
509655	235861 (100%)	2012/oct/15	GOOD	1068.893
509656	235861 (100%)	2012/oct/15	GOOD	971.695
509657	235861 (100%)	2012/oct/15	GOOD	1264.214
509658	235861 (100%)	2012/oct/15	GOOD	421.949
509808	235861 (100%)	2012/oct/15	GOOD	1053.504
509809	235861 (100%)	2012/oct/15	GOOD	1297.541
509810	235861 (100%)	2012/oct/15	GOOD	761.694
509812	235861 (100%)	2012/oct/15	GOOD	1171.879
509840	235861 (100%)	2012/oct/15	GOOD	1138.671
509841	235861 (100%)	2012/oct/15	GOOD	1170.563
509843	235861 (100%)	2012/oct/15	GOOD	1220.191
509865	235861 (100%)	2012/oct/15	GOOD	1299.282
509868	235861 (100%)	2012/oct/15	GOOD	1249.576
509875	235861 (100%)	2012/oct/15	GOOD	649.177
509876	235861 (100%)	2012/oct/15	GOOD	1152.875
509883	235861 (100%)	2012/oct/15	GOOD	910.231
509885	235861 (100%)	2012/oct/15	GOOD	518.718
510224	235861 (100%)	2012/oct/15	GOOD	1119.047
708322	235861 (100%)	2012/oct/15	GOOD	404.8321
708362	235861 (100%)	2012/oct/15	GOOD	259.2326
708382	235861 (100%)	2012/oct/15	GOOD	388.9648
708422	235861 (100%)	2012/oct/15	GOOD	356.7382
708442	235861 (100%)	2012/oct/15	GOOD	389.1587
708462	235861 (100%)	2012/oct/15	GOOD	389.3624
708482	235861 (100%)	2012/oct/15	GOOD	405.5663
708522	235861 (100%)	2012/oct/15	GOOD	389.5887
708543	235861 (100%)	2012/oct/15	GOOD	373.331
708562	235861 (100%)	2012/oct/15	GOOD	389.7911
708582	235861 (100%)	2012/oct/15	GOOD	389.9809
708602	235861 (100%)	2012/oct/15	GOOD	390.1709
708622	235861 (100%)	2012/oct/15	GOOD	390.3789
708642	235861 (100%)	2012/oct/15	GOOD	390.5986

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Table 7: List of Claims on the Silvertip Property (continued)

Tenure Number	Owner	Good To Date	Status	Area (ha)
708662	235861 (100%)	2012/oct/15	GOOD	406.9948
708682	235861 (100%)	2012/oct/15	GOOD	407.1198
708702	235861 (100%)	2012/oct/15	GOOD	390.9192
713762	235861 (100%)	2012/oct/15	GOOD	405.1174
715942	235861 (100%)	2012/oct/15	GOOD	406.6112
715962	235861 (100%)	2012/oct/15	GOOD	406.4459
715983	235861 (100%)	2012/oct/15	GOOD	406.385
716002	235861 (100%)	2012/oct/15	GOOD	390.0148
716062	235861 (100%)	2012/oct/15	GOOD	406.049
716102	235861 (100%)	2012/oct/15	GOOD	406.1676
716142	235861 (100%)	2012/oct/15	GOOD	389.7202
716162	235861 (100%)	2012/oct/15	GOOD	389.7157
716202	235861 (100%)	2012/oct/15	GOOD	406.1475
716222	235861 (100%)	2012/oct/15	GOOD	406.3264
716242	235861 (100%)	2012/oct/15	GOOD	406.5134
716282	235861 (100%)	2012/oct/15	GOOD	391.0016
716362	235861 (100%)	2012/oct/15	GOOD	407.4092
716463	235861 (100%)	2012/oct/15	GOOD	407.4089
716483	235861 (100%)	2012/oct/15	GOOD	407.411
716542	235861 (100%)	2012/oct/15	GOOD	407.5794
716562	235861 (100%)	2012/oct/15	GOOD	407.6608
716582	235861 (100%)	2012/oct/15	GOOD	407.7552
716602	235861 (100%)	2012/oct/15	GOOD	391.4007
716622	235861 (100%)	2012/oct/15	GOOD	407.6095
716642	235861 (100%)	2012/oct/15	GOOD	407.9162
716663	235861 (100%)	2012/oct/15	GOOD	391.623
714962	235861 (100%)	2013/oct/15	GOOD	405.0188
714982	235861 (100%)	2013/oct/15	GOOD	388.8562
715002	235861 (100%)	2013/oct/15	GOOD	405.0437
715022	235861 (100%)	2013/oct/15	GOOD	388.8274
715103	235861 (100%)	2013/oct/15	GOOD	405.2122
715222	235861 (100%)	2013/oct/15	GOOD	405.3595
715262	235861 (100%)	2013/oct/15	GOOD	405.5691
715302	235861 (100%)	2013/oct/15	GOOD	405.5453
715342	235861 (100%)	2013/oct/15	GOOD	389.5115
715443	235861 (100%)	2013/oct/15	GOOD	405.8016
715582	235861 (100%)	2013/oct/15	GOOD	405.9924

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Table 7: List of Claims on the Silvertip Property (continued)

Tenure Number	Owner	Good To Date	Status	Area (ha)
715822	235861 (100%)	2013/oct/15	GOOD	406.0734
766322	235861 (100%)	2013/oct/15	GOOD	388.5637
766402	235861 (100%)	2013/oct/15	GOOD	388.7839
766462	235861 (100%)	2013/oct/15	GOOD	388.6751
766483	235861 (100%)	2013/oct/15	GOOD	389.0307
190 tenures				88328.93

4.5 Environmental Liability

A $79,000 bond has been posted with the BC Minister of Mines to cover the outstanding disturbance on the property. Since 2002, no significant work has been under taken on the property.

Naturally occurring zinc levels in the creeks draining the property are elevated relative to most areas. To mitigate the impact of possibly adding more zinc to these creeks when dewatering the underground workings during an underground exploration program, a water treatment plant is situated on site. In the past, when used, the plant has been very effective in reducing zinc levels in the water.

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Figure 1: Silvertip property location at the BC/Yukon border (inset shows the main area of interest on the property within the larger Silvertip claim block).

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5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

Watson Lake, the main supply centre for operations on the property, is a two-hour drive along the Alaska Highway from the end of the property access road (see below). The nearest commercial airport is in Whitehorse, a 4-hour drive to the northwest, with daily flights to Vancouver. Flight time from Vancouver direct to Whitehorse is about 2 hours.

At Watson Lake the paved Alaska Highway leads west towards Whitehorse. The Silvertip property is accessible via a 25-km gravel road starting from Mile 701 (1128 km) of the Alaska Highway, about 15 km east of Rancheria, Yukon. Total distance from Watson Lake is 132 km of which 107 km is paved with the remainder being a gravel-surfaced, undesignated public road. Access through Whitehorse is available by traveling approximately 345 km southeast along the Alaska Highway to the site access road turnoff.

5.2 Physiography and Climate

The property lies on the north-eastern flank of the Cassiar Mountains. The terrain is moderately mountainous, with generally rounded peaks and ridges separated by U-shaped valleys. The highest peaks are about 1,950 m; topographic relief is typically about 300 to 500 m. Roughly 35% of the property is above tree line, which is at approximately 1,450 m amsl.

Temperatures on the property normally range from 20oC in summer to the -45oC to -55oC range in winter. Precipitation is moderate with about half of the annual precipitation occurring as snow. Snow accumulations of 2-3 m are typical for the area and operations have been carried out on the property 12 months of the year in the past with no significant operational problems.

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Figure 2: Location of Silvertip in the Canadian Cordillera

January 18, 2011
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6.0 HISTORY

Galena-rich float was discovered by prospectors on Silvertip Hill in 1955. In late 1956 and 1957, Conwest Exploration Company explored gossanous zones in the McDame Group limestone by drilling and surface and underground workings. Zones of galena and silver-rich values were found but most of the sulphides were thoroughly oxidized.

In 1958, drilling was continued by a joint venture between Noranda Mines Limited, Canex Aerial Exploration Limited and Bralorne Mines Limited. A number of other companies optioned the property between 1960 and 1966, conducting AFMAG and IP surveys over Silvertip Hill to identify drill targets. Other work included photo and geological mapping, rock and soil sampling, and trenching and stripping. Some good anomalies were found, but follow-up drilling found only deeply oxidized mineralization with generally uneconomic silver grades.

Silverknife Mines Limited owned the Silvertip claims from 1966 until the claims lapsed in the early 1970s. During this time, four rotary holes were drilled (1966) to test IP anomalies, and two diamond drill holes were done on EM survey targets (1967). Two diamond drill holes tested geophysical anomalies in 1968. By this time, the idea that silver-lead mineralization was related to replacement of limestone at its contact with overlying ‘shale’ was the dominant exploration model for the Silvertip Hill area. However, results were still not encouraging due to various drilling problems, weak mineralization, or deep oxidation.

Very little work was done in the 1970s. The main phase of exploration began in 1980 when Cordilleran Engineering, on behalf of subsequent property owner Regional Resources Limited, was conducting regional reconnaissance in search of shale-hosted, lead-zinc sedex deposits. The property was then known as Midway. They found base metal anomalies in soils and stream sediments about 1,500 m northeast of Silvertip Hill, which led to the discovery of baritic and siliceous gossans of exhalite origin within the Earn Group. Regional mapping, soil and EM surveys followed in 1981, with six diamond drill holes around the exhalite showings. Four of these unexpectedly intersected massive sulphide below the base of the Earn Group, at the top of the McDame Group limestone, and by the end of 1982 the exploration focus had again shifted back to limestone-hosted replacement mineralization.

An aggressive surface drill program was conducted between 1982 and 1984, along with geophysics and petrographic and metallurgical research. Two main blind areas of mineralization were outlined, Silver Creek and Discovery, and a manto-type deposit model was formulated. Encouraged by the apparent size of the mineralized area and the good grade and thickness of sulphides, the company began underground exploration development in the Silver Creek area (1984), followed by 12,383 m of underground drilling over 170 holes, in fans spaced 20 m apart. The results showed that the mineralization was more erratic and discontinuous than had been modeled from the widely spaced surface drill pattern, leading to a reduced estimate of the size of the resource.

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Table 8: Development History of the Silvertip Claims and Deposit

Year	Operating Company	Drilling Company	Surface Core	Core (m)	Tunnelling (m)	U/G Core	U/G Core (m)
1957	Conwest Exploration		11	582	548m	6	786
1958	Noranda/Canex Aerial/ Bralorne Mines		3	972		3	972
1961/62	Pegasus Exploration		4	495
1963			1	51
1966	Silverknife Mines
1967			2	152
1968	Northern Comstck Mining		2	388
1981	Regional Resources	Amity Drilling	6 (NQ)	857
1982		E Carron Drilling	19 (NQ)	5,283
1983			32 (NQ)	11,733
1984/85			50 (NQ)	10,981	1,453	142 (BQ); 29 (NQ)	7,578; 4,805
1986			14 (NQ)	2,660
1990		Advanced Drilling			765	68 (NQ)	9,620
1997	Imperial Metals	Olympic Drilling	63 (NQ)	8,594

1999		DJ Drilling	3 (NQ)	1,285
2000		Advanced Drilling				22 (HQ)	3210
2010	Silvercorp Metals	CABO Drilling	7 (NQ)	1705
		Lyncorp Drilling	29 (NQ)	9209
Total			246	54,946	2,766	270	26,971

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A new underground development initiative was carried out between 1989 and 1991 by operator Strathcona Mineral Services, with the opening of a decline to the east towards the Discovery area, and completion of 9,620 m of underground drilling.

In 1996, Imperial Metals Corporation of Vancouver acquired Regional Resources and renamed the company Silvertip Mining Corporation (SMC). A large exploration program in 1997 comprising diamond drilling, seismic surveying and surface geological mapping resulted in the discovery of a new zone, the Silver Creek Extension, now part of the Silver Creek zone. This added significantly to the total geological resource, which was subsequently recalculated (see Section 17) at 2.57 million tonnes grading 325 g/t Ag, 6.4% Pb, 8.8% Zn and 0.63 g/t Au. In 1998, SMC entered the Environmental Assessment review process with the provincial government for project certification. That year, various environmental baseline studies were done and monitoring procedures instigated, along with a reconnaissance CSAMT (controlled source audio frequency magneto telluric) geophysical survey. This survey revealed a large, vertically oriented low-resistivity anomaly between the Silver Creek South area and the Camp Creek fault, suspected of indicating a sulphide chimney.

A more detailed, follow-up CSAMT survey was done in 1999, and the best three geophysical targets were drilled. One hole (99-65), intersected thick feeder-style mineralization. This intersection prompted re-opening of a portion of the existing underground workings by de-watering and refurbishment of decline and tunnels in the fall of 1999. This was followed by 3,210 m of underground diamond drilling in January-February, 2000, centred on drill hole 99-65. This drilling identified the Zone 65 area of the deposit in sufficient detail to support a resource calculation for the 65 Zone but a resource calculation was not done. The 65 Zone had failed to live up to the company’s hopes for the addition of significant additional high grade mineralization in the form of a feeder pipe or chimney.

A 14-line, 8.85-line-km natural source Audio Frequency Telluric (AMT) geophysical survey was conducted in the summer of 2001. The grid was installed to the north of the previously known mineralization, in an area where the McDame limestone is not under the cover of the typically graphitic Earn Group sedimentary rocks. The AMT survey was successful in defining previously known geological features that confirmed the techniques effectiveness. At least one strong anomaly evident in the survey data was recommended for drilling, that target is as yet untested.

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7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The Silvertip property is situated in the northern Omineca Belt of the Canadian Cordillera (Figure 4). The most important element of this region is the Cassiar terrane, composed of Upper Proterozoic through Middle Devonian carbonate and clastic sedimentary rocks formed on a marine platform on the ancient continental margin of western North America (Cassiar Platform), and overlying Devono-Mississippian rift-related clastics (Earn Assemblage). Structurally overlying the Cassiar terrane is a tectonic assemblage of marginal basin and island arc sediments and igneous rocks of the Upper Paleozoic Sylvester allochthon (Figure 5).

The region was moderately deformed by folding and thrust faulting in the Jurassic, and later by extensional and dextral transcurrent faulting in the Late Cretaceous to early Tertiary (Figure 5). The Cassiar Batholith, a large, granite to granodiorite intrusion of mid-Cretaceous age, lies west of the property. Small intrusions and related hydrothermal alteration of possibly Late Cretaceous age are minor but important features of the region.

The main mineral deposits are syngenetic barite +/- lead, zinc prospects in Paleozoic sediments, and skarn and replacement deposits related to Cretaceous intrusive and hydrothermal activity. An account of mineralization in the Rancheria district, including the Silvertip area, is given by Abbott (1983).

The principal sources of regional geology data are Gabrielse (1963), Nelson and Bradford (1993), and Nelson and Bradford’s (1987) open file map of the Tootsee Lake area, from which Figure 5 is adapted. The regional stratigraphy is shown in the stratigraphic column in (Figure 6).

7.2 Property Geology

7.2.1 Stratigraphy

The geology of part of the Silvertip property in the vicinity of the identified resource is shown in Figure 4, and the stratigraphic column in Figure 8. Essentially, the area comprises easterly to southeasterly dipping Tapioca sandstone and McDame Group carbonates, overlain by the Earn Group. All these rocks are deformed by generally north-trending faults related to the Tootsee River fault system (Nelson and Bradford, 1993), the most important of which is the Camp Creek fault.

7.2.2 Tapioca Sandstone

This is an informal unit, partly equivalent to the (formal) Sandpile Group. The Tapioca is Silurian to Lower Devonian in age, and roughly 475 m thick. It consists of pale buff-grey dolomitic sandstone to quartzite, silty dolostone and dolostone. The characteristic texture is well-rounded sand grains in dolomitic cement. Good cross-bedding is present locally.

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Figure 3: Location Map of Silvertip

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Figure 4: Geology Map showing the main tectonic elements of northern British Columbia and southern Yukon - the regional setting for Silvertip. (From Rees, Akelaitis and Robertson, 2000)

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Figure 5: Regional geology map showing the location of Silvertip with respect to stratigraphic units of the Cassiar Platform, the southern margin of the Cassiar Batholith and the western margin of the Sylvestere allochthon. Adapted from Nelson and Brad

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| | Age | Unit | Symbol | Lithology |
|---|---|---|---|---|
| Intrusive Rocks | Late Cretaceous | | LK | felsic dikes |
| Intrusive Rocks | mid-Cretaceous | CASSIAR BATHOLITH | mKg | granite, granodiorite |
| | Lower Mississippian to Upper Permian and Upper Triassic | SYLVESTER ALLOCHTHON | SAII | Division II: basalt, gabbro, serpentinite, chert |
| | | | SAI | Division I: argillite, chert, slate, greenstone |
| | Upper Devonian to Lower Mississippian | EARN GROUP | DME | sandstone, conglomerate siltstone, shale carbonaceous argillite |
| | Middle (to Upper?) Devonian | McDAME GROUP | mDM | fossiliferous limestone, dolostone |
| | Silurian to Lower Devonian | TAPIOCA SANDSTONE (informal) | SDTS | dolostone, quartzite dolomitic siltstone, sandstone |
| | Ordovician to Silurian | ROAD RIVER GROUP | OSRR | carbonaceous, partly calcareous slate, siltstone, black limestone |
| | Middle? or Upper Cambrian to Lower Ordovician | KECHIKA GROUP | ЄOK | argillaceous limestone, calcareous slate, siltstone |
| | Lower Cambrian | ATAN GROUP: Rosella Formation | lЄR | limestone, dolomitized limestone Archeocyathid-bearing |
| | | ATAN GROUP: Boya Formation | lЄB | Quartzite, argillite |

Figure 6: Regional geology stratigraphic column (From Rees, Akelaitis and Robertson, 2000)

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Figure 7: Surface geological map of the main Silvertip deposit showing the areas of mineralization and plan view of underground workings. For regional location of map, see (From Rees, Akelaitis and Robertson, 2000)

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Figure 8: Stratigraphic column of the Silvertip area. (From Rees, Akelaitis and Robertson, 2000)

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7.2.2.1 McDame Group

This carbonate unit hosts the massive sulphide mineralization at Silvertip. It consists of a lower dolomitic unit, about 100 m thick, and an upper limestone unit up to 260 m thick. The McDame is Middle Devonian, but may extend into the Upper Devonian.

The lower dolomitic unit consists of pale to dark buff-grey or blue-grey, very fine-grained dolostone and silty dolostone, grading upwards into dolomitic limestone. The rocks are fairly well bedded, and locally have fine cryptalgal laminations. In contrast to the overlying limestone unit, this unit has a uniform, non-bioclastic texture. It is distinguished from the underlying Tapioca sandstone by the absence of sand grains or siliceous component, and by its colour and less blocky weathering.

The main, upper part of the McDame Group is composed of distinctive bioclastic limestone, noted for its rich fauna of stromatoporoids, corals and brachiopods. The limestone is pale to dark bluish-grey and fine to medium grained with a crystalline texture. It is moderately to thickly bedded (up to one or two metres). Parts of the limestone have been hydrothermally altered to a buff-grey, medium-grained dolostone, or to a pink or white, crystalline ‘marble’.

The stromatoporoid Amphipora is characteristic of the limestone, as are several forms of massive stromatoporoids. The stratigraphic distribution of these fossils and of solitary and colonial corals and thick- and thin-shelled brachiopods has been used to construct a detailed biostratigraphy of the McDame, resulting in its subdivision into 8 subunits (Figure 8). This scheme is the principal tool used in drill core logging and the subsurface reconstruction of the McDame, although the bioclastic facies are generally not recognizable in surface outcrops because of weathering.

Brecciation is another important feature of the McDame limestone, again most conspicuous in drill core. Some of these are primary depositional breccias related to karst erosion (see below), and others were formed much later by solution collapse processes due to hydrothermal activity accompanying mineralization.

7.2.2.2 Earn Group

In the Late Devonian, the carbonate platform emerged above sea level for a time, and the McDame limestone was karst eroded. This episode ended with crustal extension, re-submergence, and the deposition of the succeeding Earn Group siliciclastics in the Late Devonian through Early Mississippian. The basal Earn was deposited disconformably on the McDame with little or no angular discordance, but stratigraphic relief due to dissection at the unconformity is up to 165 m. The top of the Earn is not preserved; the known thickness in the area ranges between 600 and 1,000 m.

The Earn comprises two coarsening-upward cycles (1 and 2) of distal to proximal turbiditic siliciclastics. In each sequence, the lower part is characterized by carbonaceous, siltstone-mudstone and lesser sandstone or greywacke (1A and 2A), and the coarser, upper part by sandstone-greywacke and chert-pebble conglomerate (1B and 2B). The rocks were deposited as intertonguing turbidite fans in extensional basins or half-grabens with restricted circulation.

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7.2.2.3 Unit 1A

The basal Earn Group consists of very carbonaceous mudstone to siltstone (1AA), deposited directly on top of the McDame limestone, or in cavities at some depth below the unconformity, due to the muddy sediment infiltrating the karst features. These inclusions of Earn in the McDame are termed ‘enclaves’. The rocks are fine grained and finely laminated, and indicate low energy deposition under euxinic conditions. Syngenetic or diagenetic pyrite is present, generally less than 2%. The bottom few metres of 1A are commonly calcareous (1AC). Total thickness is up to 45 m.

7.2.2.4 Unit 1B

The upper, coarser part of the lower cycle begins with interlaminated siltstone and sandstone, which becomes predominantly medium- to thickly bedded sandstone up-section. The sandstone is grey, medium- to coarse-grained greywacke, characterized by chert-rich detritus. Sandstone beds are generally centimetres to decimetres thick, separated by beds of siltstone or interlaminated sandstone-siltstone. These lithologies may be somewhat calcareous in places. Pyrite, mainly syngenetic or diagenetic, typically varies between 1 and 3%, and is more prominent in the more argillaceous beds or laminae than in the sandstones. Graded beds of chert-argillite pebble conglomerate are common; they may be two metres thick in the upper part of the unit.

The higher energy conditions implied by unit 1B suggest increasingly active, fault-controlled block uplifts and erosion in the basin. This mode of formation probably contributes to the wide variation in the thickness of unit 1B, which ranges from as little as 60 m to 200 to 300 m.

7.2.2.5 Unit 2A

This is the lower, finer grained part of the upper cycle, and is the thickest and most inhomogeneous unit in the Earn Group. It is between 200 and 640 m thick. Subunit 2AA at the base is recessive, dark grey to black carbonaceous mudstone to siltstone. Above it is the lowest and generally thickest and most important of the several exhalite subunits that are diagnostic of Unit 2A: the D-zone exhalite. It consists of pale grey to buff, fine-grained, siliceous and pyritic, laminated exhalite. Above the D-zone is 2AC, a calcareous interval comprising interlaminated siltstone, calc-arenite and locally impure limestone; it is 5 to 80 m thick. This is followed by a more siliceous subunit up to 100 m thick, 2AS, consisting of thinly laminated siliceous siltstone, slate and fine sandstone. In addition to the D-zone, several other minor exhalites occur within subunits 2AC and 2AS. They are typically no more than a few metres thick, and some are probably not very laterally continuous. It is not clear if they occur consistently at the same stratigraphic horizons from place to place.

The thickest (up to 450 m) and most characteristic subunit of unit 2A is 2AP, which is composed of thinly to thickly interbedded and finely laminated slaty siltstone and fine- to medium-grained sandstone. The main feature of 2AP is the disrupted structure of the sandstone laminae that have been broken into discrete, sheared and rotated lenses millimetres to centimetres in size, due to slumping and soft-sediment deformation of a semi-consolidated turbidite sequence.

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7.2.2.6 Unit 2B

The highest unit of the Earn is 2B, which is marked by the abrupt appearance of coarse, chert- and argillite pebble conglomerates above subunit 2AP. It represents the upper coarse-grained component of the second cycle. These polymictic conglomerates are thickly bedded, and commonly contain subunits of very well bedded greywacke-sandstone. They are typically matrix supported, and the clasts are rounded to subrounded. Unit 2B is at least 200 m thick. It is quite similar to unit 1B, but is distinguished by its coarser components, thicker bedding, and a lower amount of siltstone.

7.2.3 Structure

The basic structure of the Silvertip area is not complicated. Like the rest of the immediate region, it is dominated by faulting rather than folding. Strata generally strike north to northeast and dip gently to moderately east to southeast. There are no fold closures affecting the local map pattern, which is characterized by a general younging of units eastwards, broken up by faults.

The main regional ductile deformation resulted from crustal shortening in the Jurassic, when the Sylvester allochthon was tectonically emplaced onto the Cassiar stratigraphy and all units were subjected to folding, thrusting and foliation development, accompanied by very low grade metamorphism. The main foliation is generally parallel to bedding. A prominent extension lineation, trending north-northwest, is represented by elongated clasts in the Earn conglomerates, and is kinematically related to the foliation. A north-northwest-striking, moderately dipping crenulations of this foliation is discernible in argillaceous laminae and locally on foliation surfaces. Drilling and mapping in the main Silvertip deposit area indicates that no significant folds are present here, but minor thrusts do occur and larger thrusts have been mapped farther west towards the Cassiar Batholith and elsewhere in the Cassiar terrane.

Faults related to the Tootsee River fault system are Late Cretaceous through early Tertiary in age. The faults are mainly extensional with dominantly dip slip to oblique slip, east-side-down displacement. They strike predominantly north, ranging between northwest and northeast, and dip steeply. The most important fault in the deposit area is the Camp Creek fault, which in cross-section has a vertical separation in the order of several hundred metres, down to the east. Several other faults with the same general geometry are known in the area from drill hole information and surface mapping, but have much smaller, down-to-the-east displacements, in the range of metres to tens of metres.

The main area of mineralization is known in more detail because of the large amount of drilling. Here, reconstruction of the unconformity surface between the Earn and McDame groups shows that it dips gently to the south, but appears to undulate around gently southeast-plunging axes. It is not clear how much of this undulation is due to buckling and how much is the effect of block faulting or even pre-Earn dissection of the McDame.

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8.0 DEPOSIT TYPES

The Silvertip mineralization is a silver-zinc-lead Carbonate Replacement Deposit (CRD) with metals content, polyphase mineralization, abundant replacement textures, pyrite pseudomorphing pyrrhotite, and wallrock alteration reminiscent of many of the manto-chimney CRD’s of Mexico and the western US (Megaw, 1998).

These economically attractive, polymetallic systems can stretch continuously from copper-gold enriched skarns near intrusion contacts in the “proximal” part of the system, to massive sulfide manto and chimney deposits with no exposed igneous relationship in the “distal” areas. Traditionally these deposits have been considered difficult exploration targets due to a paucity of peripheral indicators to mineralization such as hydrothermal alteration or consistent relationships to breccias or structures.

Figure 9: Schematic block diagram illustrating the general genetic model of the Late Cretaceous intrusive-hydrothermal system and mineralization at Silvertip. (From Rees, 1998)

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In the case of Silvertip, mineralization and geology indicate that the resources identified to date likely represent the distal portions of the CRD system and that the higher grade feeder ‘chimneys’ and the proximal copper-gold skarn portions of the system have not been found. Similar manto-style mineralization is found adjacent to Silvertip (Silverknife) to the west. To the northeast in the Yukon Territory, but within 30 km of the Silvertip deposit, similar mineralization has been found at Meister River, Jax, Head and Veronica as listed in Yukon MINFILE. These discoveries vary from drilled prospects (Meister River) to showings (Veronica) but, if genetically related to Silvertip and Silverknife, provide evidence for the presence of a larger scale mineralizing system centered in the area.

Silvertip mineralization discovered to date extends over an area 400 m (east-west) by 600 m (north-south). The deposit is blind to the surface, intersected by drilling at depths ranging from 75 m to 300 m below topography. The deposit is shallowest in the western portion and deepest to the east with dips ranging from near zero at the shallow points to in excess of 45 degrees to the east. In general the deposit conforms to the folded contact between Earn Group metasediments and McDame limestones although mineralization has been encountered enclosed entirely within the upper sediments and entirely within the lower limestones demonstrating the ‘planes of weakness’ following and ‘void filling’ nature of the distal parts of CRD style deposits.

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9.0 MINERALIZATION

The Silvertip mineralization consists of silver-lead-zinc massive sulphide, formed by hydrothermal replacement processes in McDame Group limestone. In Silvertip terminology, it is known as “Lower Zone” (Figure 8). The main mineralized zones are not exposed, lying between about 50 m and several hundred metres beneath the surface, and covered by the Earn Group. These zones are mainly north of Silvertip Mountain and east of Camp Creek (Figure 7). The ‘Silver Creek’ area is in the west and northwest; the ‘Discovery’ area lies farther east and at greater depth; and the ‘Discovery North’ area, lying to the north, has received relatively little attention to date, but is likely continuous with the other zones.

Another type of lead-zinc sulphide mineralization is present on the property, namely Early Mississippian syngenetic ‘sedex’ deposits associated with siliceous to baritic exhalite subunits in unit 2A of the Earn Group (see section 9, above). These were the original exploration target on the property in 1980. They are not considered economic, although they are of interest because they contain a sulphide overprint that may be related to the much younger hydrothermal event that mineralized the McDame carbonates structurally below.

The main sulphide deposits formed by the interaction of hot, magmatically derived, metal-enriched hydrothermal fluids with McDame carbonate rocks (see Figure 8, above). The source of the fluids has not been found, but an area of quartz-sericite-pyrite alteration on the surface south and southeast of Silvertip Mountain might indicate a buried intrusion below. This alteration has a fluorine signature, and has been dated at around 70 Ma (Late Cretaceous), the same age as felsic intrusions exposed elsewhere in the region. On this basis, the mineralizing event is assumed to be Late Cretaceous in age, although it may be slightly older.

Most of the mineralization defined so far occurs at the top of the McDame limestone, at or near the unconformable contact with the Earn Group, although significant sulphides are also present much deeper in the McDame. The massive sulphides are in the form of gently plunging tubes, or cape shaped mantos, up to about 20 m thick and 30 m wide, and in places extending for at least 200 m. Narrower and thicker bodies of massive sulphide, between 20 and 30 m thick, have been intersected locally by past drilling, and are probably discordant, vertically oriented (minor) chimneys connecting mantos at different levels. Sulphide intersections deeper in the McDame are much less well defined; most are probably also mantos, but some might be parts of structurally hosted chimneys (no scale implied) or connections between stacked mantos.

Contacts between the massive sulphides and the host limestone can be remarkably sharp, but transitional zones of alteration (silicification, dolomitization) and recrystallization and brecciation are common (not all the dolomitization is related to the mineralization event – some is much older). The mineralization consists of early-formed pyrite, pyrrhotite and sphalerite and lesser galena, and a slightly younger, higher temperature, sulphosalt-sulphide suite of minerals. The latter contain the main silver-bearing phases including pyrargyrite-proustite, boulangerite-jamesonite and tetrahedrite (freibergite), as well as silver-rich galena. Quartz and calcite are the main gangue minerals and locally fill late-stage vugs and cavities. Brecciation of sulphides, mixed with limestone vein quartz and calcite, attest to multiple phases of fluid infusion and intra-mineral, solution collapse processes. Unmineralized, crackle- or rubble brecciated limestone is common, as are tectonic stylolites. Some rubble and matrix breccias are of Late Devonian paleokarst origin, although they too may be infiltrated by sulphide replacement, as they represent suitable ‘ground preparation’. Paleokarst is probably only an indirect controlling factor with respect to mineralization.

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The main control on the mineralization in the deposit area is the Earn unconformity which formed a relatively impermeable cap to the upwelling fluids, concentrating the development of mantos at or near the top of the McDame. The Silvertip mantos are believed to have been fed from depth, at some point in the system, by structurally controlled chimney feeders. These feeders were possibly channelled in faults such as the Camp Creek fault and numerous subsidiary fractures, or along other faults such as those in the Discovery area where the unconformity steps down to the east. Many intra-limestone mantos, which occur 100 m or more vertically below the unconformity, probably formed by lateral fluid flow branching off from the feeders, and were controlled by a combination of structural and stratigraphic permeability contrasts. The main zone of chimney development, if it exists, has not yet been discovered, and is believed to occur closer to the thermal source of the system.

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10.0 EXPLORATION

The area has been under investigation since the mid-1950s when the only known outcropping was found. Subsequent programs over the years have included surface mapping, geophysics (both airborne and ground based), geochemical surveys of soils and stream sediments, trenching, drilling, and underground tunnelling to provide drill access to deeper levels of the deposit and to inspect the mineralization in-situ. See Section 7: History and Table 8 for a more detailed description of past owners and their programs.

The most recent exploration on the property was undertaken by Imperial Metals Corporation in 2001 with completion of a 14-line, 8.85 line-km natural source Audio Magneto Telluric (AMT) survey. The grid was installed to the north of the previously known mineralization in an area where the McDame limestone is not under the cover of the typically graphitic Earn Group sedimentary rocks. Although the survey was successful in defining previously known geological features confirming the technique’s effectiveness and has identified at least one strong anomaly that has been recommended for drilling, these targets are as yet untested.

Before acquisition of the property in February 2010, Silvercorp Metals Inc. conducted a review and validation of data and the compilation of plans for further exploration within the currently defined mineralized zone and in areas in the periphery considered prospective for discovery of feeder pipes and chimneys (proximal to source) which have the potential to dramatically increase tonnage and grade under the CRD geological model.

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11.0 DRILLING

Drilling at Silvertip dates back to 1955 when nine diamond drill holes were completed on Silvertip Hill. A total of 26,971 m of underground and 44,033 m of surface core drilling have been completed to date. Due to the irregular shape of the unconformable sulphide bodies, the mineralization is usually drilled on a grid pattern such that the drill intercepts are on the order of 20 m apart. With wider spaced drilling, the confidence in sulphide body shape and size drops significantly. The exploration of the Silvertip deposit as it is currently understood began in earnest in 1980 and 1981 when sulphide thicknesses of greater than a metre were intersected in the ‘lower zone’ target, thought at the time to be syngenetic exhalative type sulphide. The progress of diamond drilling is outlined in Table 9. These numbers are subject to change slightly, as all pre-1987 measurements were in feet and converted to metres for reporting purposes.

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Table 9: Diamond Drilling on the Silvertip Property

Year	Operating Company	Drilling Company	Surface Core	Core (m)	Tunnelling (m)	U/G Core	U/G Core (m)
1957	Conwest Exploration		11	582	548m	6	786
1958	Noranda/Canex Aerial/ Bralorne Mines		3	972		3	972
1961/62	Pegasus Exploration		4	495
1963			1	51
1966	Silverknife Mines
1967			2	152
1968	Northern Comstck Mining		2	388
1981	Regional Resources	Amity Drilling	6 (NQ)	857
1982		E Carron Drilling	19 (NQ)	5,283
1983			32 (NQ)	11,733
1984/85			50 (NQ)	10,981	1,453	142 (BQ); 29 (NQ)	7,578; 4,805
1986			14 (NQ)	2,660
1990		Advanced Drilling			765	68 (NQ)	9,620
1997	Imperial Metals	Olympic Drilling	63 (NQ)	8,594
1999		DJ Drilling	3 (NQ)	1,285
2000		Advanced Drilling				22 (HQ)	3210
2010	Silvercorp Metals	CABO Drilling	7 (NQ)	1705
		Lyncorp Drilling	29 (NQ)	9209
Total			246	54,946	2,766	270	26,971

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Underground drilling is often necessary to properly assess some areas of deeper mineralization where it is not practical to drill very long holes on a tight grid. Underground drilling began with the excavation of a short adit in 1957 but was largely unsuccessful. Following surface drilling of the Discovery Zone in 1981 the deposit was better understood and the need for underground drilling arose again. In 1984, 1,453 m of adit was constructed and 171 BQ drill holes totalling 12,383 m of drilling was completed in fans and as single exploration holes to follow the Earn/McDame contact hosted mineralization that is now the Silvertip resource. A further 765 m of exploration tunnelling was completed in 1989 and another 68 NQ drill holes totalling 9,620 m were drilled. The property then lay dormant until 1997 when Imperial Metals bought Regional Resources. In 1999, Imperial restored a portion of the underground workings to allow underground drilling to follow up a geophysical target which had been drilled from surface that year (99-65) and completed 22 BQ holes using two electric ADL 150 super drills in 2000. This work defined the ’65 Zone’ and marked the termination of drilling activity at Silvertip.

11.1 Implementation – Drilling and Logging Procedures

The procedures for core logging and sampling vary from company to company. Summarized here are the procedures used by Cordilleran Engineering, Strathcona Minerals and Imperial Metals which programs comprise the information that was collected for the resource estimate detailed in this report.

11.1.1 Collar Surveys

Surface drilling was undertaken in several campaigns from 1981 to 1999. Collars were located by regular chain and transit methods. Equipment used and the companies carrying out the surveys are listed in Table 10. Subsequent to the 1981 season, surveys were undertaken by a contracted surveyor using rented equipment. No survey certificates are included in the database for this project.

Table 10: Collar Survey Companies and Equipment

Year	Surveyor	Address	Collar Survey Equipment	Downhole Survey Equipment
1981	Hosford, Impey, Welter and Associates	Whitehorse, Yukon	Wilde T2 theodolites (angles); Wilde D14-L (distance)	Sperry Sun
1982 - 1986	Cordilleran Engineering	Vancouver, BC	Various EDM instruments	Sperry Sun
1989-1990	Strathcona Mineral Services	Toronto, Ontario
1997-2000	Imperial Metals	Vancouver, BC	Transit and EDM	Sperry Sun (1997–1998); Reflex EZShot (1999-2000)

With Imperial Metals as operator, hole collars for all programs were located by theodolite and distance measuring equipment or by EDM. Underground collars were either surveyed individually or located by theodolite and EDM (2000) stepped off from underground stations created by earlier surveyors.

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11.1.2 Downhole Surveys

Downhole surveys of dip and azimuth were taken at a nominal 40 m spacing downhole. Equipment used is biased towards the Sperry Sun tool before 1999 at which point the more advanced Reflex EZ shot was used by Imperial Metals for surface and underground holes.

11.1.3 Surface Drilling

Drilling at surface has collected NQ-sized core since the early property work undertaken by Cordilleran Resources in 1981. This core size is conducive to good recovery in poor ground without compromising rate of advance. Surface drilling contractors are listed in Table 9. Recovery of core was generally good, exceeding 80%. Areas of core loss include shale layers near the Earn/McDame contact, and breccia zones related to faulting.

11.1.4 Underground Drilling

Underground exploration to define the Silvertip deposit began in 1984/85 when 171 BQ and NQ sized drill holes were completed. This was followed up in 1989 with a further 68 NQ holes and in 2000 the ’65 Zone’ was drilled from underground with 22 BQ holes. Contractors for underground drilling are listed in Table 9.

11.1.5 Core Logging

11.1.5.1 Cordilleran Engineering 1981 – 1989

Core was logged using coded forms to aid in rapid recording and retrieval of information. Units were described using a number code and based on a catalogue of unit descriptions developed by site geologists with reference to previous work. Codes were established for geological units, geological groups, alteration, mineralization type as well as miscellaneous codes for overburden, gouge and lost core. Core loggers used written logs which were subsequently typed into a computer database.

There is no written record of core-handling procedures or sampling procedures for these programs, however, inspection at site of core boxes from this time period indicate that depth intervals are marked with wooden tags, core boxes are labelled with hole ID, from and to distances for the box and core is stacked neatly with most boxes surviving intact to the time of the most recent site visit.

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11.1.5.2 Imperial Metals 1997 – 2000

At the rig, the core tube was emptied into HQ core boxes, with wood blocks to indicate the footage at the top of each core run. Core was logged and sampled indoors. When logging, all core boxes for the hole were laid out. Footage marked on the wood blocks was converted to metric, and the top and bottom depths of the core in the box were measured. These numbers were written on the core box with a felt pen for identification in photographs. During and following logging, the hand written drill logs were entered into the Surpac DrillPad computer program. Aluminum tape embossed with the hole number, box number, and depth interval were stapled to the end of each core box, for identification when it is stacked in racks.

Core was then logged (geological and geotechnical) and photographed. After logging, the relevant boxes were set aside for sampling (see Section 13 below). Finally, all core was transported to the core racks on site for long-term storage. Core racks built on the Silvertip property were of superior design and stability, constructed with high quality material. Suitable weather resistant roofing was in place to keep the core and core boxes dry, to facilitate long-term preservation of the core. Unfortunately these high-grade materials proved too attractive to passing hunters and backwoodsmen and the roofs to the core facilities began disappearing after Imperial Metals left the area upon sale of the project to Silver Standard in 2002. Core was subsequently removed from the core racks by Silver Standard employed personnel and stacked on the ground for greater security through difficulty in access. These core stacks have remained largely intact over the intervening years suffering loss of some of the identification labels along the most accessible boxes on the outside of the piles but otherwise it has been undisturbed.

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12.0 SAMPLING METHODS AND APPROACH

12.1 Review of Sampling Methodologies by Program

12.1.1 1981 - 1986 Programs of Cordilleran Engineering

Inspection of core stored at the site and photographic records made during logging indicate that the core sampling procedures followed were straight forward. Core was split using a core splitter or where material was heavily weathered or disaggregated a spoon was used. Samples were taken of half core with the remaining half stored in the core box for future reference. Sampled intervals are marked in the core box with Dymo® tape and flagging. Sample numbers are recorded on drill logs and on the labels within the core boxes.

Sampled intervals included areas of visible mineralization at all scales as well as low grade to unmineralized rock at least 1 metre either side of a mineralized intersection. In some cases very narrow veinlets or thin layers of mineralization, amounting to less than 5 cm in some instances were sampled. These samples appear to have been taken in an attempt to identify the different types of mineralization on the property. They do not impact the resource calculation.

Sample duplicates were taken at irregular intervals as a check on results. The main geochemistry lab used by Cordilleran was Bondar Clegg (now ALS Chemex) for geochemical analysis and Fire Assays. Duplicate samples from the mineralized zones were sent to Chemex (now ALS Chemex) for Fire Assay.

12.1.2 Strathcona Minerals - 1990

Sampling was as above with the exception that for the 68 underground drill holes completed by Strathcona Minerals samples were sent to Northern Analytical Services in Whitehorse for geochemical analysis and Fire Assay with duplicates for Fire Assay sent to Chemex (now ALS Chemex).

The QA/QC for sample results did not include insertion of blanks and duplicates into the sample stream; however, by submitting check samples to a second lab for comparative results, the requirement of an audit stream for results has been met and the data is considered sufficiently accurate for resource calculations.

12.1.3 Imperial Metals – 1997 - 2000

The Imperial Metals program completed under the requirements of NI 43-101 is more completely described. The sampling procedure used by Imperial Metals was developed under the guidance of Dr. Barry Smee, P.Geo., a renowned geochemist whose area of expertise is quality assurance and control of sampling in the mining industry. Dr. Smee completed an on-site audit of the Quality Control program at Silvertip and produced a written report in 1997.

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12.2 Sample Selection

Samples of drill core were generally taken only in areas of sulphide mineralization. Although samples were selected from the zones of exhalative type sulphides in the Earn Group sedimentary rocks, none of those zones were used in the calculation of resources. Limestone hosted sulphides or ‘Lower Zone’ mineralization, were always selected for continuous sampling and barren samples of rock above and below the mineralized zones were taken as well. This procedure was relatively straightforward due to the stark visual contrast between the sulphides and the barren host rock. Sample length in the sulphides was restricted to 1.5 m and very often smaller intervals were selected for sampling areas within the larger sulphide zone that had similar characteristics (e.g. high galena content, or high content of barren breccia fragments).

12.3 Sample Marking

12.3.1 1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)

For programs from 1981 – 1990, sample intervals were marked on core boxes using Dymo tape at the beginning and end of each sample. Tape markings include sample number, from-to and hole-ID. The labels are stapled to the core dividers within the box. Samples were collected and bagged as a separate operation to logging. Bags are marked on the outside with a sample number and a metal tag with the sample number embossed was placed inside the sample bag.

12.3.2 1997 – 2000 (Imperial Metals)

Sample numbers and intervals were marked on the core boxes and the core itself with a grease pencil. Sample tags (water resistant paper) were prepared before sampling to prevent errors in sample sequencing. These tags were prepared in triplicate: 1-office copy, 2-field copy, 3-lab copy. The sample numbers were recorded in the DrillPad computer program as the logs were entered.

Samples were collected one at a time to avoid confusion, contamination or mis-numbering. Aluminum tape with the sample number was stapled onto the core box edge or divider at the beginning and end of each sample length. Samples were double-bagged to minimize contamination should the bags break during transport. The sample number was written in felt pen on both of the bags, and the sample tag was placed between the two bags to reduce degradation of the tag. Sample bags were sealed with zap-strap fasteners as soon as the sample was collected.

12.4 Core Splitting

12.4.1 1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)

Intact and competent core was split with a manual core splitter. Half core was submitted for geochemical analysis and the remaining half was replaced in the core box as a geological record of the intersection. Samples consisting of poor quality core or unconsolidated material were halved using a putty knife, and half removed from the core box with a spoon; both tools were stainless steel.

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12.4.2 1997 – 2000 (Imperial Metals)

Intact and competent core was cut with a rock saw. Attention was paid to the orientation of the core to maintain a common orientation within a sample, where possible. Heterogeneous mineralization was sawed in a way that minimized compositional bias. The sample area was cleaned after the collection of each sample. Samples consisting of poor quality core or unconsolidated material were halved using a putty knife, and half removed from the core box with a spoon; both tools were stainless steel.

12.5 Sample Packaging

12.5.1 1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)

Sample handling is not detailed in any reporting from this period.

12.5.2 1997 – 2000 (Imperial Metals)

Samples were kept in numbered order while being packaged. Tamper proof plastic pails (20-litre) were used for transport of the samples. A tally of samples in each pail was kept in order to cross check the number of samples on the invoice to the number of samples actually being shipped. The invoice was not filled out until a shipment was to be sent. Pails were filled at the completion of sampling of a hole and sealed immediately prior to transport.

12.6 Transportation

12.6.1 1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)

There is no detailed record of sample shipment methodology or chain of custody for these programs.

12.6.2 1997 – 2000 (Imperial Metals)

The frequency of sample shipments was one or more shipments per week. Transportation off the property and to the expediter in Watson Lake (Yukon) depended on the schedule of SMC staff. Otherwise, an expediter would come to the property and pick up the samples. From Watson Lake, the samples were trucked by a trucking firm (Byers) to the Bondar Clegg laboratory in North Vancouver, British Columbia.

‘Chain of Custody’ is an assurance that the geological samples have been transported in such a manner as to be secure and completely traceable from field to laboratory. From the time the samples left the Silvertip property to the time that the Company received final analysis, the Chain of Custody is in effect. Progress through the assay labs in North Vancouver is also traceable.

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13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Quality assurance and control (QA/QC) programs are devised to ensure the detection of errors or tampering with samples that are eventually used to calculate the resource estimate provided in section 17 of this report. Errors or tampering could happen at any stage of the sample ‘life’, from the time that it is pulled from the core tube at a drill site to the time that a numeric value is recorded in a laboratory that will serve as a representation of the concentration of elements in the rock that are of economic interest. The precision and accuracy of the values provided by the labs are not considered to be exact measurements of the elemental concentrations, but rather a reasonable estimate of the concentration. The following section describes the different components of the QA/QC program that could result in the detection of errors or tampering and trigger an investigation of one or more samples.

For the Silvertip project, no evidence of tampering with the samples has been detected. The QA/QC programs did identify a problem with the analytical technique that was used for some of the lower grade silver assays in 1997. That problem was corrected and new procedures implemented to ensure that silver values were not understated.

13.1 General

Errors resulting from poor handling of the samples can occur in the field (i.e. at the drill or in the core shack), during transport or within the laboratory. The early programs on the Silvertip property (1981 – 1990) relied on duplicate sampling using two independent laboratories for comparative analysis as their main QA/QC methodology. Independent analysis is an efficient method of trapping errors anywhere within the processing stream.

During Imperial Metals’ programs, a combination of blank and duplicate samples, introduced into the sample suite from the field and by the laboratory, can locate problem areas. Blank samples are used to detect sample preparation errors (contamination) in the lab, and the duplicates test reproducibility and detect inadvertent sampling bias in the field. Blank or duplicate samples were inserted at approximately every tenth sample.

In addition, a small sample suite consisting of 35 samples, randomly picked from drill holes SUD-00-70 to 73 and SUD-00-75, were sent to Acme Analytical Laboratories of Vancouver for analysis as an independent check on the results received by SMC from Intertek Testing Services (Bondar Clegg) of North Vancouver (see below under Independent Assay Checks).

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13.2 Duplicate Samples

Imperial Metals used two types of duplicate sampling techniques to check the reproducibility of assays.

1)
Field duplicates were introduced during sampling in the core shack. Core loggers indicated with grease pencil the location of duplicated samples. The core was halved, and one half was then quartered, using the rock saw. The other half was kept in the box, as usual. The two quarters were put into separate sample bags with two separate sample numbers, with no indication of ‘duplicate’ in order to keep the samples blind. Aluminum tags were used to mark the duplicated sample intervals in the core box.

2)
Laboratory duplicates were required to be performed by the laboratory. There are two types of laboratory duplicates. Preparation duplicates are splits from the coarse crush from the jaw crusher that have been prepared as two pulps and are indicative of the errors introduced in the analysis of the separate samples. Pulp duplicates are two weightings from the same pulp, and contains only the variation introduced during analysis.

By incorporating all duplicate types, the overall precision and the source of greatest uncertainty in the sampling and analytical process can be quantified by the use of recently developed statistical procedures.

13.3 Blank Samples

Blank samples of unmineralized material were introduced into the sample stream from the field, and made to be indiscernible to the lab. Blank sample material consisted of barren limestone core, which was obtained from unmineralized drill holes and manually crushed to such a size as to imitate ‘normal’ assay samples. Blanks were numbered and treated exactly as if they were part of the regular sample suite. Any blank sample that returned a metal value (silver, lead or zinc) that was above three times the detection limit was considered to be unacceptable, resulting in a full investigation of the sample set.

13.4 Independent Assay Checks

13.4.1 1981 – 1990 (Cordilleran Engineering and Strathcona Minerals)

Samples that had been crushed and pulverized by Bondar Clegg laboratories were submitted to the check laboratory (Chemex) for duplicate analysis. Of the 3,228 samples used in the resource calculation from these programs, 157 duplicates were submitted, a rate of one duplicate for every 20 samples. The duplicates were analyzed for Ag and Au (opt), Pb and Zn (%) by Fire Assay.

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13.4.2 1997 – 2000 (Imperial Metals)

Imperial Metals selected 35 samples from drill holes SUD-00-70, 71, 72, 73 and 75, and sent them to Acme Analytical Laboratories of Vancouver as an independent check of the assay and geochemical values determined by Intertek Testing Services (Bondar Clegg) of North Vancouver. The Acme laboratory ran tests analogous to those performed by Bondar Clegg.

When the results of the main and check analytical programs described above are plotted, both data sets appear strongly similar for Ag, Pb and Zn. For Au data similarities are not immediately apparent and further work is required to investigate that data. Figure 10 illustrates the co-relation between values from the two datasets. Superimposed on the data are two lines indicating the 10% boundary cone around acceptable data variations. Note that three Ag samples plotted above the envelope. These are samples 6197, 199467 and 140462 which assayed lower in the original analysis than in the duplicate analysis. Outlier values like these are to be expected when high value rock is submitted to comparative analysis (see Au plot) where one grain of Ag can fall into one half of the sample split and not the other. In the case of the noted Ag samples the lower of the two values was used in the resource estimate. The dataset for Ag, Pb and Zn is considered suitable for resource estimation based on this comparative analysis of duplicate sample data.

The Au comparative plot indicates the impact of small variations between samples at low concentrations as well as the difficulty of reproducing analysis for precious metals like Au. Au occurs as discreet grains, is sporadically distributed in the various zones of Silvertip and shows no reproducibility in analysis. When datasets for originals and duplicates are compared for Au, it is apparent that both datasets are statistically very similar in terms of mean, and cumulative frequency distribution indicating that a resource estimate based on either data set would produce about the same result. Based on the additional analysis presented in Table 11 and Figure 10, Au values are considered acceptable for use in a global resource estimate. The fluctuation in values indicates that reconciliation of block model grades to mined grades will be problematic for small tonnages. Over production periods exceeding three months, reconciliation between estimated values and actual production should be acceptable.

The Au data is considered suitable for resource estimation with confidence in grade continuity based on the same criteria as the other metals, namely distance from data point and continuity of geology.

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Figure 10: Ag, Pb, Zn and Au duplicate analysis. The diverging lines indicate the + / - 10% envelope within which results from duplicate analysis of the same sample are expected to fall.

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Table 11: Au Comparative Analysis – Statistics

Au Duplicate Data	Dbase Au	Dupe Au
Mean	0.44	0.42
Median	0.09	0.27
Mode	0.00	0.10
Std. Deviation	0.64	0.51
Sample Variance	0.42	0.26
Range	2.81	2.19
Minimum	0.00	0.01
Maximum	2.81	2.19
Sum	46.39	45.01
Count	106.00	106.00
CV	1.47	1.21

Figure 11: Sample vs. Dupe Cumulative Frequency for Au.

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14.0 DATA VERIFICATION

The master database for Silvertip is kept as an Excel spreadsheet that contains collar location, down-hole survey, assays, specific gravity and geotechnical data for the drilling results from the property. The data set includes a number of calculated fields and entry fields for data not used (trace element analysis) in the resource calculation. The raw analytical data for silver, lead and zinc were checked along with downhole survey and collar locations. The drill logs for all the holes were located as well as the assay sheets for cross checking and data archiving. The entire database also exists as hard copy records on file with Silvercorp.

A standard check of 5% of the drillhole database was compared with the master database with the following results.

14.1 Assay Entry Verification

MW 81-1	Sample 18856 (44.0m – 44.5m) Silver (oz/t) value should be 0.42 not 0.38
Sample 18858 interval should be 44.65m – 45.60m (interval length 0.95 m)
*not 44.65m – 45.00m (interval length 0.35m)
MW 81-4	No errors
MW 82-16	Sample 76800 (225.5m – 227.0m) Silver (g/t) value should be 1.40 not 1.50
Sample 76801 (227.0m – 228.3m) Silver (g/t) value should be 1.20 not 1.30
Sample 76818 (390.35m – 390.70) Silver (g/t) value should be –1 (no entry) not -93
MW 83-35	No errors
MW 84-56	No errors
MW 84-60	No errors
MU 85-155	No errors
MU 85-166	No errors
MU 85-230	No errors
MU 85-248	No errors
1990-300	No errors
1990-322	No errors
1990-356	No errors
SSD-97-12	No errors
SSD-97-61	No errors

A total of 3,192 entries from 228 samples were checked with 5 errors found (0.16% error rate). Two of the errors were in fields that were used for the resource modeling.

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14.2 Collar Survey Verification

All collar survey entries for the above listed holes were checked and verified as correct.

14.3 Downhole Survey Verification

The downhole survey entries for the listed holes (Table 12) were checked and found to be correct with the following exceptions.

Table 12: Drillhole samples trapped by QA/QC and corrected

Drill hole Number	Downhole Depth (m)	Azimuth Entry (o)	Correct Value (o)
MW 82-16	26.5	281	280
MW 82-16	87.5	279	278
MW 82-16	148.4	265	264
MW 82-16	209.4	273	272
MW 82-16	270.3	273	272
MW 82-16	331.3	275	274
MW 82-16	453.2	277	276

The consistency of the error shown here creates suspicion that the discrepancy is not a random error but a purposeful change of the data by a previous operator of the Silvertip property. Unfortunately, no reason for the change could be found documented and the total impact of the change is considered negligible in terms of resource modeling or estimation.

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15.0 SITE VISIT

The property was visited by Mr. John Hull, P.Eng., Mr. Darren Kennard, P.Eng., and Mr. Albert Siega, P.Eng., from September 14th to September 15th , 2010. Mr Randy Cullen, P. Geo., visited the site in the company of Lorne Waldman, Corporate Secretary, Silvercorp Metals Inc., and Don Lang, former site superintendent for Silver Standard and Imperial Metals on January 27, 2010. During Mr. Cullen’s visit the party transited to the site along the 25 km access road via snowmobile from a base at Don Lang’s base camp on the north-eastern corner of the property. The area was covered with one metre of snow, temperature -16ºC at mid day and clear at the time of the visit. The party was able to locate and verify the existence of core from drilling programs dating back to the programs in the early 1980s operated by Cordilleran Engineering and Strathcona Minerals as well as core from the more recent work (1997 – 2000) of Imperial Metals. Core has been cross piled on the ground as a security measure after core sheds were vandalized and materials removed from the site. See Figure 12.

Figure 12: Photo at left depicts core cross stacked on the ground with a core storage shed in the background. Core is from the 1981 to 1985 program operated by Cordilleran Engineering. Although removal of the roof of this shed has not been completed it was felt prudent to take measures to ensure the security of the core by cross piling it on the ground .This method of storage makes access and vandalism more difficult. The photo on the right indicates that core box labels are intact for the most part. Two other lay down areas similar to this one contain core from subsequent drill programs.

The portal for the decline was visited. It has been sealed and with the cessation of pumping, water has risen to within 100 m of the entrance according to Mr. Lang. The settling pond was receiving a weak discharge of approximately 12 litres per day. In addition, 5 grab samples were collected from a stockpile of ore extracted during underground exploration and submitted to Acme labs in Vancouver for analysis.

15.1.1 Grade Validation

Sampling of the Silvertip mineralization for verification purposes has been undertaken at various times. Most recently, following acquisition by Silver Standard, a 300 kg sample of the ore stock pile was submitted for analysis with results presented in May 2004. Silver Standard also undertook collection of 19 grab samples from points around the surface stockpile of the mineralized rock in October 2006.

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During a site visit in January 2010, Mr. Cullen collected 5 approx. 2 kg grab samples at various locations around this same surface stockpile. These were submitted to Acme analytical in Vancouver for analysis by Fire Assay.

The results of these various programs are presented in Table 13.

Table 13: Stockpile Sampling Program Results

Program	Sample Wt	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
May 2004	300 kg	552.15	11.09	10.89	1.42
March 2007	approx. 2kg	466	8.74	15.03
March 2007	approx. 2kg	250	4.84	9.41
March 2007	approx. 2kg	235	4.22	12.21
March 2007	approx. 2kg	166	3.50	7.79
March 2007	approx. 2kg	246	4.86	10.40
March 2007	approx. 2kg	263	5.34	6.83
March 2007	approx. 2kg	1365	29.00	10.32
March 2007	approx. 2kg	60	1.04	4.40
March 2007	approx. 2kg	335	6.17	7.36
March 2007	approx. 2kg	501	8.84	7.76
March 2007	approx. 2kg	341	6.77	8.14
March 2007	approx. 2kg	321	6.05	8.95
March 2007	approx. 2kg	848	16.49	5.96
March 2007	approx. 2kg	549	130.00	17.27
March 2007	approx. 2kg	235	4.62	9.97
March 2007	approx. 2kg	571	10.86	6.73
March 2007	approx. 2kg	709	13.97	14.37
March 2007	approx. 2kg	711	14.94	10.83
March 2007	approx. 2kg	1153	23.67	12.41
March 2007	Average	491	9.84	9.80
January 2010	2.01 kg	281	6.01	10.65	0.83
January 2010	1.93 kg	208	3.96	11.63	1.43
January 2010	1.54 kg	595	11.38	8.78	0.81
January 2010	3.7 kg	212	5.02	9.5	1.01
January 2010	1.92 kg	592	8.8	14.75	0.36
January 2010	Average	378	7.0	11.06	0.88
January 2010	weighted avg.	342	6.55	10.89	0.91

Weighted average assay results for the 5 grab samples collected by the Mr. Cullen are directly comparable with the indicated resource grades of the >400 g/t Ag Eq. case in the resource estimate of 398 g/t Ag, 7.65% Pb, 10.35% Zn, 0.58 g/t Au.

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All the results are based on uncontrolled sampling (no relationship to sample location in-situ easting and northing) at surface and at depth in the ore pile. The indications from the most recent sampling are that the material is mineralized to a similar tenor to that indicated by Silver Standard’s earlier sampling although in general the results are lower.

16.0 ADJACENT PROPERTIES

The Silverknife Property is located northwest of and adjacent to the Silvertip property. The property has been inactive since the mid 1980s and the small amount of silver-zinc-lead mineralization defined there is not considered relevant to an assessment of the Silvertip property.

The Tootsy property of Agnico Eagle Mines (AEM) is located adjacent to Silvertip to the east and north. There was drilling on this property for tungsten in 2009 and a follow-up program is expected in 2010. This property also hosts a known Ag showing (based on the Yukon Minfile data) but no details are known regarding AEM’s intentions towards possible Ag mineralization on their ground.

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17.0 MINERAL PROCESSING METALLURGICAL TESTING

17.1 Discussion of Relevant Geology/Mineralogy

The Silvertip deposit, located in NE BC comprises massive hydrothermally replaced silver-lead-zinc and other sulphides in a variously mudstone, sandstone and carbonaceous shale host rock. Mineral components thus include massive and brecciated carbonaceous shale with massive and intergrown polymetallic sulphides. Noted sulphide species include sphalerite, galena, pyrite, pyrrhotite, marcasite, stannite, chalcopyrite, boulangerite, tetrahedrite-tennantite, and semseyite. Sulphide/ antimonides/ arsenides of lead, sulphide/ antimonides of silver and tin oxides were also noted. Additionally, cassiterite, pyrargyrite, argentite and meneghinite were identified in the North Zone sample (Dean, 1985). Contacts between the massive sulphides and the host limestone can be sharp, but transitional zones of alteration, recrystallization and brecciation are common. Quartz and calcite are the main gangue minerals and locally fill late-stage vugs and cavities in the deposit. Brecciation of the sulphides, where these are mixed with limestone, quartz and calcite, has also been noted. An estimate of the resources, under consideration for this PA are shown in Table 14.

Table 14: Resource Estimate Summary.

Ag Eq.	Classification	Tonnage	Silver	Lead	Zinc	Gold (g/t)
			(g/t)	(%)	(%)
>200	Indicated	2349055	352	6.73	9.41	0.54
	Inferred	459896	343	6.18	9.81	0.23
>400	Indicated	1976664	398	7.65	10.35	0.58
	Inferred	357713	413	7.5	11.05	0.26
>1000	Indicated	705373	631	12.24	13.18	0.79
	Inferred	120569	739	12.99	14.59	0.51

17.2 Review of Previous Metallurgical Reports

The following metallurgical reports were reviewed in order to develop design criteria and metallurgical projections for this PA:

  The 1984 Phase I ‘Midway’ metallurgical work by Lakefield.

  The 1997 heavy liquid separation.

  Jigging and flotation work by Robertson Minerals.

  The 1998 jigging, HLS and flotation work by CSMA.

  The 1998 metallurgical work by Imperial Metals on the deposit.

  The metallurgical summaries for the 2010 Silvertip NI 43-101 Technical Report.

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Preliminary work undertaken by Lakefield in 1984 (Wyslouzil & Bulatovi, 1985) indicated complex flotation metallurgy on account of non-floating Pb and Ag species in the mineralogy as well as losses of Ag due to depression of Ag-bearing arsenopyrites. Low feed grades compared to conventional Pb-Zn metallurgy in the South and north zones also contributed to challenges in achieving smeltable Pb and Zn concentrate grades at acceptable recoveries (see Table 15).

Table 15: Preliminary Flotation recoveries, May 1985 Lakefield Testwork

Location and Type	Pb (%)	Wt (%)	Zn (%)	Wt (%)	Ag (g/t)	Wt (%)
Feed	8.37	100	8.22	100	394	100
Pb Con	70.75	87.4	2.89	2.9	2986	78.6
Zn Con	0.46	0.6	58	80.7	113	3.3
South Zone
Feed	5.24	100	9.17	100	310	100
Pb Con	61.45	88.9	3.06	2.6	3284	80.2
Zn Con	0.24	0.7	55.8	89.3	84	4
North Zone
Feed	7.54	100	7.94	100	360	100
Pb Con	58	85.2	3.91	5.5	2432	75.3
Zn Con	0.28	0.8	59.4	77	119	3.3

Pb flotation was achieved using a combination of ZnO and NaCN pre-treatment, collectors A317 and R241 and DS3 depressant. Zn flotation was with lime and activation of the zinc by CuSO4. Bond Work index of the feed was determined at 9.1 kWh per short ton (10.03 kWh/tonne).

A strategy of pre-concentration by gravity methods followed by conventional flotation of the gravity concentrate plus the fines was adopted for the next phase of testwork at Robertson Research in the UK (King, 1997). Flotation results on untreated Pb-Zn sulphide feed was poor as previously noted by Lakefield. Pre-concentration by gravity methods, including heavy liquid separation and jigging was indicated. HLS testwork at Robertson Minerals in 1997 showed encouraging results (summary, Table 16).

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Table 16: Summary of Robertson Minerals HLS Testwork

SG	-2.7	2.7	2.8	2.9	3	3.1	Fines	Con	Head
Wt%	32.40%	2.66%	0.58%	0.38%	0.65%	52.24%	11.10%	63.34%	100%
Pb
%	0.1	0.2	0.5	0.41	0.73	14.98	8	22.98%	8.76
Wt%	0.37	0.06	0.03	0.02	0.05	89.33	10.13	99.46%	100
Zn
%	0.14	0.34	0.9	0.98	1.18	21.34	26.47	47.81%	14.16
Wt%	0.31	0.06	0.04	0.03	0.05	78.76	20.75	99.51%	100
Ag
g/t	10	17	40	29	52	955	579	1534.00%	567
Wt%	0.57	0.08	0.04	0.02	0.06	87.891	11.33	99.22%	100

Waste rejection at 3.1 SG was 36.7% with recoveries of 99.46% Pb, 99.51% Zn and 99.22% Ag.

Based on these results, heavy liquid separation (HLS) significantly improved head grades at excellent metal recoveries; however, organic residue from the HLS interfered with flotation kinetics giving poor flotation results for this concentrate.

Pre-concentration by jigging was then used as an alternative to HLS to simulate the effect of dense media separation (DMS). Overall waste rejection by jigging of 36% by mass was achieved in preliminary testing; however, Pb, Zn and Ag recovery to the jig concentrate were poor. Flotation results on jigging concentrate were good, although challenges in establishing appropriate reagent dosages were encountered on account of the now high grade of the jig concentrate. Bond Work Index of the jig concentrate was measured at 7.02 kWh per short ton (7.74 kWh/tonne).

More extensive metallurgical work on a similar flow sheet was carried out by CSMA Minerals of the UK in 1997 and 1998 (King, 1998). Using jigging as a pre-treatment improved results with lower degrees of waste rejection (see Table 17).

Table 17: Jigging Results from CSMA

	Wt (%)	Pb		Zn		Ag
		%	Wt%	%	Wt%	g/t	Wt%
Test 1
Head	100	5.6	100	9.3	100	247	100
Con	53	6.9	64.8	10.1	57.4	298	64.1
Fines	27.8	6.5	32	11.9	35.4	284	32
Tails	19.2	0.9	3.2	3.5	7.7	50	3.9
Test 2
	Wt %	%	Wt%	%	Wt%	g/t	Wt%
Head	100.0	5.6	100	8.4	100	224	100
Conc	54.39	7.3	71.0	9.8	63.2	301	73.0
Fines	19.02	7.0	23.8	13.4	30.2	269	22.8
Tails	26.59	1.1	5.2	2.1	6.6	35.2	4.2

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Waste rejection was 19.2% by mass and 26.59% by mass for an average waste rejection of 22.89% and recoveries of 95.8% Pb, 93.1% Zn and 95.95% Ag.

Locked cycle testing on the jig con was then undertaken on the jigging pre-concentrates. Feed to the locked cycle flotation was assayed at 7.6% Pb, 11.3% Zn and 313.8 g/t Ag. Pb flotation was by means of 40 g/t sodium iso-pentyl-xanthate (SIPX) in conditioning plus 10 g/t SIPX in rougher flotation with two stages of cleaning. Zinc flotation was through activation by 750 g/t CuSO4 and flotation using 70 g/t potassium amyl xanthate (KAX) in conditioning plus 20 g/t KAX in rougher flotation with 3 stages of cleaning. Zinc rougher and cleaner flotation was undertaken with lime addition at pH 11.5. Summary results of the locked cycle work are presented in Table 18. Individual flotation work and locked-cycle testing appears to have been conducted consistently at a grind of 80% -75µm, although several tests at coarser grinds were noted. Regrind of the lead concentrate between 5 and 10 minutes was typically performed although no details on the product size achieved in concentrate re-grind are noted. Results of the locked cycle test are corroborated by locked cycle results achieved by Imperial Metals in separate locked-cycle work.

Table 18: Locked cycle flotation - final metallurgical balance

Product	Weight %	Assay			Distribution (%)
		Pb%	Zn%	Ag g/t	Pb	Zn	Ag
Pb concentrate	9.43	64.5	3.6	2303	80.4	3.0	69.2
Zn concentrate	15.70	1.8	60.7	208.5	3.7	84.7	10.4
Rougher tails	74.87	1.6	1.85	85.5	15.9	12.3	20.4
Head	100.00	7.6	11.3	313.8	100	100	100

Average recoveries achieved in all tests are summarized in Table 19. Results indicate that nominally acceptable recoveries can be achieved to a smeltable Pb/Zn concentrate using pre-concentration by gravity methods followed by a conventional sequential Pb-Zn flotation flowsheet with closed circuit cleaning.

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Table 19: Typical Pb Zn & Ag Recoveries – Silvertip Deposit

Test	Element	Feed	Grade g/t	Recovery %	Note
T1	Pb	8.4	70.8	87.4
	Zn	8.2	58.0	80.7	To Zn con
	Ag	394	2986	78.6	To Pb con
T2	Pb	5.2	61.5	88.9
	Zn	9.17	55.8	89.3	To Zn con
	Ag	310	3284	80.2	To Pb con
T3	Pb	7.5	58.0	85.2
	Zn	7.9	59.4	77	To Zn con
	Ag	360	2432	75.3	To Pb con
LC Test	Pb	7.6	64.5	80.4
	Zn	11.3	60.7	84.7	To Zn con
	Ag	313.8	2303	69.2	To Pb con
Ave	Pb	7.19	63.68	85.48
	Zn	9.16	58.48	82.92	To Zn con
	Ag	344.45	2751.25	75.83	To Pb con

Further work is required to repeat the excellent HLS results with actual testing of dense media separation on samples of Silvertip PEM. This should be followed by confirmatory locked-cycle flotation work to confirm achievable concentrate grades and metal recoveries for feed processed in this manner. For the purposes of this PA a synthetic metallurgical balance based on a composite of the gravity work results, together with flotation results as appropriate to the projected feed grade, was used as a basis for the design criteria.

17.2.1 Upside Potential using only Rougher Flotation

Further work is required to repeat the excellent HLS results with actual testing of dense media separation on samples of Silvertip PEM. This should be followed by confirmatory locked-cycle flotation work to confirm achievable concentrate grades and metal recoveries for feed processed in this manner. In the testwork, higher than conventional Pb and Zn concentrate grades were targeted, which has prejudiced metal recoveries, in particular Ag. Several of the flotation tests, in particular rougher-only flotation tests in the 1984-85 Lakefield test campaign indicate higher recoveries could be achieved when targeting a lower concentrate grade. In test 7 of the Lakefield higher metal recoveries (especially silver) were achieved with just one-stage rougher flotation to produce lower grade concentrates (Pb Conc with Pb>50%, Zn Conc with Zn>40%) which may be potentially saleable (see Table 20).

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Table 20: Preliminary Flotation recoveries, 1985 Lakefield Testwork (Test #7, Bulk feed samples, Rougher Only)

	Grade			Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Feed	8.37	8.22	393	100	100	100
Pb Conc	52.55	5.55	2298	94.0	9.9	87.0
Zn Conc	0.92	48.6	138	1.5	85.0	5.1
Tails	0.59	0.58	44	4.5	5.0	7.9
Total				100	100	100

Compared with the traditional rougher-cleaner operation, a significant metal recovery increase was achieved using rougher flotation only (see Table 21). However, in the absence of cleaner flotation stages, high arsenic content in the concentrates may be of concern and should be addressed in further testing.

Table 21: Comparison Rougher Concentrate vs Cleaner Concentrate (1985 Lakefield Testwork (Test #7)

	Yield (%)		Grade (%)		Recovery
	Pb Conc	Zn Conc	Pb Conc	Zn Conc	Pb (%)	Zn (%)	Ag (%)
Rougher-Cleaner	10.34	11.44	70.75%Pb	58.0%Zn	87.4	80.7	78.6
Rougher Only	14.88	14.38	52.55%Pb	48.6%Zn	94.0	85.0	87.0

Two additional potential options for flotation therefore are to be considered:

  Target higher metal (Pb, Zn, Ag) recovery using rougher flotation only.

  Higher metal (Pb, Ag) recovery in lead flotation using rougher, while producing a clean zinc concentrate using cleaner stages to reject arsenopyrite.

While potentially more profitable, several challenges to this process route exist. In option 1, potentially high arsenic content in zinc concentrate will occur due to limited rejection of arsenopyrite in rougher flotation only. For option 2 high arsenic content in the zinc con may also be a problem. Further work to confirm target concentrate grades and recoveries for presently saleable concentrates is required. Further work will also be required to establish a market for zinc concentrates <50% Zn. Subsequent flotation tests will be conducted for verification: (1) Lakefield’s tests using rougher flotation only in order to improve metal recoveries; (2) possible Zn cleaner flotation work to control arsenic content in zinc concentrate.

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18.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The 2010 mineral resource estimate for the Silvertip deposit was completed by Mr. Yongwei Li, a resource geologist employed by Silvercorp under the supervision of Mr. Randy Cullen, P. Geo. Translations between Chinese and English were provided by Mr. Wenchang Ni, a mining engineer, and Mr. Ryan Shao, a geologist, also employed by Silvercorp. The estimate is based on assay data from drill programs operated by two different owners between 1981 and 2000. Estimation of the resource is broken into four discreet domains based on drill indicated continuity of geology and mineralization. Estimated metals include silver, lead, zinc and gold. Block models of the mineralized zones were created utilizing commercial 3D visualization and mine planning software (Surpac®). The datasets used in the estimation of the resource are comprised of composited data from drill holes that penetrated significant mineralization, completed from both the surface and underground.

18.1 Drill Hole Data

Table 22 shows the drilling completed in each zone. The entire drill hole database is comprised of 453 drill holes and 4,443 core samples. The summary statistics for this database are presented in Table 23. For the resource estimate, a smaller database that includes only those intersections that were used in the resource estimate was created. Four mineralized domains named Silver Creek (Main Zone), Discovery, Discovery North and 65 Zone (Figure 9) have been recognized to contain contiguous mineralization. The database for resource estimation in these four zones comprises 395 drill holes and 3,744 samples analyzed for Ag (g/t), Au (g/t), Pb (%) and Zn (%).

Drill hole data includes: drill hole number, sampling depth (from, to), sampling intervals, core length, core recovery, sample assay results, and drill hole downhole survey data, including drill hole number, hole depth, azimuth, and dipping angle. As per software requirement, vertical downward inclination is marked as “-90” degrees and vertical upward inclination is marked as “90” degrees. Lithological/geological data include drill hole number, sampling depth (from, to), sampling interval, core length, core recovery, and lithology.

Table 22: Drilling and Core Sampling Totals by Mineralized Domain

Zone	Drill Holes	Samples
Silver Creek	271	2,232
Discovery	60	622
Discovery North	11	86
65 Zone	53	804
Total	395	3,744

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Table 23: Summary Statistics for All Samples in the Silvertip Database

Area	Elements	Count	Min	Max	Mean	Median	Standard Deviation	Coefficient of Variation
65 Zone	Ag	845	0.1	2417	189.6	26.4	357.61	1.886
	Pb	845	0	54.2	3.18	0.21	6.57	2.07
	Zn	845	0	41.06	5.34	1.34	7.17	1.34
	Au	845	0	2.06	0.06	0.02	0.15	2.52
Silver Creek	Ag	2612	0	3167	178.62	25.725	360.26	2.02
	Pb	2612	0	57.73	3.58	0.4	7.48	2.09
	Zn	2612	0	46.8	4.59	1.22	6.27	1.37
	Au	2612	0	6.3	0.42	0.07	0.74	1.8
Discovery	Ag	619	0	62.6.8	146.74	8.23	474.9	3.24
	Pb	619	0	59.7	2.66	0.08	7.71	2.9
	Zn	619	0	40.3	4.32	0.33	7.35	1.7
	Au	619	0	2.06	0.06	0.003	0.18	3.22
Discovery N	Ag	367	0.2	2117	59.68	0.3	221.62	3.71
	Pb	367	0	33.75	1.03	0.007	4.23	4.1
	Zn	367	0.002	45.45	2.01	0.06	5.78	2.87
	Au	367	0	3.05	0.09	0.005	0.32	3.7

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18.2 Compositing

Grade calculation requires all assay results from drill core samples to be composited first. This process involves calculating weighted average grades from samples with different lengths to reduce data to a common datum. At Silvertip, the average drill core sample length was 1.52 m; the final composited sample length was 1 m. For each metal, a set of summary statistics was produced from all composited samples, including sample count, maximum, minimum, mean, standard deviation and coefficient of variation. This data is presented in Table 24.

Table 24: Sample Composite Statistics

Zone	Metal	Count	Max.	Mean	Median	SD	Coefficient of Variation	99th Percentile	Outlier
65 Zone	Ag	398	2417	317.9	186.02	383.54	1.21	1654.00	5
	Pb	398	45	5.28	2.76	6.96	1.31	30.81	4
	Zn	398	33.97	8.65	8.20	6.82	0.79	26.63	5
	Au	398	2.06	0.09	0.07	0.19	2.2	0.79	4
Silver Creek	Ag	1564	2606.8	348.1	212.7	399.26	1.15	1844.6	18
	Pb	1564	51.29	7.01	4.10	8.19	1.17	36.39	17
	Zn	1564	40.00	8.68	7.62	6.19	0.7	24.78	17
	Au	1564	5.72	0.89	0.69	0.84	0.95	3.60	17
Discovery	Ag	342	6181.9	342.59	112.00	678.67	1.98	3433.04	5
	Pb	342	59.67	6.20	2.02	10.25	1.65	53.46	5
	Zn	342	39.64	9.77	8.17	8.00	0.82	31.82	4
	Au	342	1.852	0.066	0	0.21	3.33	1.14	4
Discovery North	Ag	21	2117.0	355.16	203.25	466.26	1.313	1873.00	1
	Pb	21	33.75	6.31	3.55	8.23	1.30	31.03	1
	Zn	21	13.36	7.17	7.23	4.50	0.63	13.29	1
	Au	21	2.23	0.37	0.07	0.53	1.42	2.00	1

Note: Composite sample grade cuts were applied in the block model when performing interpolation. Low grade cutoffs are 1 g/t for Ag, 0.01 g/t for Au, 0.01% for Pb and Zn, while top cuts are at the 99th percentile of the composites for each metal.

18.3 Variography

Variography was completed on composites for each major metal in each of the four mineralized zones. Correlograms were generated to determine the spatial continuity of the composited mineralization using omni-directional search parameters. Table 25 outlines results for variography on the various metals in the four domains of the Silvertip deposit. This data indicates that the greatest grade continuity is found in the east-west direction with the exception of Au in the 65 Zone (northeast), Zn in the Silver Creek Zone (north) and Ag in the combined Discovery and Discovery North Zone (northeast). The exceptions to the general rule may be explained by the presence of syngenetic massive sulphides in portions of the Earn Group sediments (Silver Creek), the spatial relationship between the Discovery and Discovery North data (Ag for the combined dataset) and the possible post [Ag, Pb, Zn] mineralization arrival of low grade Au in the 65 Zone. The range of values for Ag, Pb and Au in the Silver Creek zone in excess of 100 and range values for the major metals averaging 73 in the east-west direction is a strong indication that feeder systems and more proximal mineralization should be pursued in those directions. Based on this information, detailed geological interpretation and compilation of showings in adjacent areas will help to focus further exploration.

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Table 25: Variogram Summary

Zone	Metals	Azimuth	Plunge	Dip	Nugget	Sill	Range
65 Zone	Ag	268.00	22.98	-45	18,433.00	117,972.00	46.91
	Pb	268.00	22.98	45	19.78	27.74	39.35
	Zn	268.00	22.98	45	11.15	33.46	31.97
	Au	64.19	-17.39	67.5	-	0.02	68.62
Silver Creek	Ag	273.86	-7.88	22.5	106,113.00	75,023.00	101.68
	Pb	112.00	0.00	-22.5	55.02	27.93	151.93
	Zn	358.57	19.33	-22.5	29.40	9.29	92.85
	Au	115.00	0	-22.5	0.57	0.12	102.7
Discovery and Discovery North	Ag	62.27	-34.67	-22.5	73,564.00	65,855.00	63.93
	Pb	90.00	-38.00	0	48.20	33.09	76.51
	Zn	284.17	37.14	-11.25	20.95	22.66	15.25
	Au	255.83	37.14	11.25	0.02	0.03	14.7

18.4 Specific Gravity

Specific Gravity was measured for 2,065 samples in the database. Measurement methods are assumed to be weight in air versus weight in water method of analysis utilizing the following formula:

SG = weight in air / (weight in air – weight in water)

Where SG was not measured, a calculation was used to estimate SG based on Pb and Zn content of samples.

The variable presence of pyrite necessitated the use of a formula involving cubic polynomial values for lead and zinc, as follows:

SG = 2.7 + (0.0907Pb)-(0.0447Pb)2 +(0.0273Pb)3 + (0.0777Zn) – (0.0519Zn)2 + (0.034Zn)3

*Pb and Zn expressed as %

By reference to Table 26, the two datasets have been compared based on descriptive statistics and cumulative frequency, which indicates that the calculated and measured SG values have similar but not identical distributions. Means are roughly the same; median values and modes are exactly the same; standard deviations are slightly different based on the narrower distribution of calculated SG values; and CV’s of the datasets are the same. With reference to Table 26 it is apparent that although not identical, the two datasets are strongly similar.

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Two tonnage estimates for the Silvertip resource were prepared and compared. Using measured SG, an indicated mineralized tonnage of 2,803,466 was estimated. While using the calculated SG value, the overall tonnage was 2,808,951 tonnes, a difference of approx. 5,500 tonnes. This amounts to a 0.2% change which is not considered significant. Calculated SGs were used to estimate the resource tonnage for this estimate. Previous estimates published by Imperial Metals also used calculated SG values based on the above formula.

Table 26: Descriptive Statistics for SG

Statistic	SG Measured	SG Calculated
Mean	3.30	3.22
Median	2.90	2.89
Mode	2.70	2.70
Standard Deviation	0.71	0.64
Sample Variance	0.50	0.41
Range	3.90	2.88
Minimum	2.10	2.70
Maximum	6.00	5.58
Sum	6,812.90	6594.70
CV	0.21	0.20

Figure 13: Comparative plot of SG values (Measured vs Calculated). An R value of 0.73 indicates a relatively strong relationship between calculated and measured values of SG. This plot also indicates that calculated SG is generally lower than measured SG for the same sample.

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18.5 Geologic Models

Utilizing a small block size in modeling allows us to control and delineate irregular boundaries of a mineralized domain with a higher degree of accuracy. It can also help to pinpoint some of the smaller, more isolated mineralized zones present in the project area, allowing them to be included in the resource evaluation. Using too small a block size creates a smoothing effect on blocks’ grades as an increasing number of values must be estimated between actual sample points. The Silvertip deposit model is established in a Surpac® project with block size of 5 m in the north-south and east-west direction and a height of 1 metre. Block height selected for this resource estimate was identical to the size of the composited samples, while block length and width were set to equal to ¼ of the exploration grid spacing.

The limits and block size are shown in Table 27.

Table 27: Project Limits and Model Cell Block Sizes

Deposit	Axis	Minimum (m)	Maximum (m)	Block Size (m)
Silvertip	X (east)	24,500	25,500	5
	Y (north)	43,000	44,300	5
	Z (elev.)	900	1,380	1

To create the model, sectional interpretations were used to create solids in the geological and mine modeling software. Interpretations on section, “rings” were ‘draped’ or ‘snapped’ directly onto the drillhole(s) from which they were interpreted to reduce the bias created by plotting on section. When these rings are linked together from section to section, they form three-dimensional bodies that passed through the drill holes at the appropriate intervals.

The modelling philosophy includes incorporating geologic features that are important in controlling the extent of interpolation. The geologic features of the Silvertip deposit are well known, and lithologic units are recognized. Units used in grade interpolation are listed in Table 28.

Table 28: Coding for Geological Models

Code	Mineralized Geology Units
3	Carbonate Vein
4	Quartz Vein
5	Undifferentiated Vein
9	Fault
40	Lower Zone Mineralization

18.6 Inverse Distance Interpolation

Block model grades were estimated by inverse distance square (IDS), using only relevant and neighbouring data that had been especially coded to match the geology code for each block. No limit on the number of composites from one hole that could be used in estimating block grades was applied in the interpolation.

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18.7 Parameters Used in Calculation and Determining Resource Category

The Silvertip resource is polymetallic in nature. Despite this, only silver and lead appear to be co-related by grade. The metals Zn and Au appear to be independent of the other metals, thus it was necessary to separately evaluate and model each metal found in each mineralized domain. Inverse distance interpolation was undertaken in which a set of search ellipsoid parameters were created from statistics determined by variography. Maximizing the range factor of the variogram indicates the probable trend of the mineralization and supports selection of appropriate lengths for the search ellipse axis to be used in estimation.

Two phases of calculations were carried out with different search radii but constant axial directions and variography to ensure that all mineralized domains were included in the estimation. Phase 1 estimation had a search radius of 20 m, and any mineralized domains that fall into this radius were considered “indicated” resources. Phase 2 estimation had a search radius of 40 m, and mineralized domains included in this radius were considered “inferred” resources. Criteria are described in Table 29.

Table 29: Search criteria for indicated and inferred resources

Estimate Sequence	Category	Search Radius (m)	Vertical Search (m)	Min Number	Max Number
1	Indicated	20	10	2	15
2	Inferred	40	20	1	15

In the actual modeling process, a new attribute called “cat” (category) was first added to the solid model. A value “inferred” was initially assigned to this attribute on all unit blocks inside the model. Before the calculation, Ag, Pb, Zn and Au values for each unit block were set to “-0.01”.

The software searched all composited samples within each mineralized domain for each metal based on the provided search criteria. A total of 16 calculations were therefore performed (4 mineralized domains, each with 4 metals). All unit blocks fulfilling the requirement of Ag>=0, Pb>=0, Zn>=0, and Au>=0 had their value in attribute “cat” changed to “indicated”.

Resources in the inferred category were calculated in the phase 2 calculation. Again, four metals in four mineralized domains were calculated separately. The phase 2 calculation searched all unit blocks which still had a value “inferred” in their attribute “cat” within the 40 m radius, and calculated all resources in the inferred category in unit blocks that fulfilled the requirement of Ag>=0, Pb>=0, Zn>=0, and Au>=0.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

18.8 Resources Calculation Results

Resource estimation requires combining assay results from discreet points in 3D space (drill hole composited samples) with a block model requiring an estimated value to be associated with each block for each economic mineral in the deposit. Assay values from drill core are ‘weighted’ according to their proximity to the point in space to be estimated. The weighting estimator (in this case Inverse Distance Squared) employs a specified search ellipse surrounding the centroid of each block (see 17.3 Variography). The estimating routine searches for assay values within the range of its search ellipse to use in the estimation of the value at the centroid. The inverse distance estimate is a weighted average with the individual weights computed as an inverse power of distance as follows:

n

Zj = kj Σ (1/dij2)Zi

i = 1

Zj is the weighting for some arbitrary point (block centroid)

Zi is a known point (assay value location)

d is the distance from the known point to the arbitrary point

n is the total number of points used in the interpolation

k is a factor that ensures all weightings add to 1

Resource calculation by inverse distance interpolation is summarized in Table 30 using silver equivalent cutoff grades.

Table 30: Resource Estimate Summary

Ag Eq.	Classification	Tonnage	Silver (g/t)	Lead (%)	Zinc (%)	Gold (g/t)
>200	Indicated	2349055	352	6.73	9.41	0.54
	Inferred	459896	343	6.18	9.81	0.23
>400	Indicated	1976664	398	7.65	10.35	0.58
	Inferred	357713	413	7.50	11.05	0.26
>1000	Indicated	705373	631	12.24	13.18	0.79
	Inferred	120569	739	12.99	14.59	0.51

The deposit as defined has sufficient economically viable resource to meet the criteria for potential economic recovery based on conservative cost and value estimates. A map showing the distribution of indicated and inferred resources is included as Figure 14. Indicated resources extend in a 20 m radius from drillhole intercepts of mineralization, while inferred resources are modeled at up to 40 m from mineralized drill holes.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

The presence of satellite intersections with the potential to be included into the continuously mineralized zones are apparent in the east and north of the mapped area. Figure 15 shows the distribution of grades according to the major divisions defined by Ag equivalents in Table 31 as well as the location of two sectional views of the deposit model. Figure 16 is a section along the 070 degree azimuth showing the 65 Zone. Important drill intersections and grades are noted. In Figure 17, a north-south section through the Silver Creek deposit is presented. Important drill intersections and grades are noted. In addition, Figure 17 shows low and high grade material immediately adjacent to underground workings. This lobe may be amenable to near term mining and, due to its grade, allow for direct shipping to market. Such a program would generate early cash flow at relatively low expense, providing funds for or offsetting expenses associated with both further exploration and development of an underground mine, should this prove feasible.

The Discovery North Zone is not depicted. Further work is aimed at proving a connection between mineralization there and at Discovery through additional drilling. The potential also exists for additional manto-style mineralization peripheral to Discovery North to the east, west and north.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Table 31: Resource Breakdown for Individual Zones within the Silvertip Resource

Ag Eq	Area	Cat	Volume	Tonnes	Ag Eq	Ag	Pb	Zn	Au
>200	65	ind	117,575	423,989	761	336	5.51	9.39	0.09
		inf	14,503	51,638	727	342	5.90	7.96	0.11
	silver	ind	376,228	1,373,500	828	351	7.07	8.87	0.86
		inf	37,078	126,835	577	223	3.87	7.85	0.31
	disc	ind	142,572	526,137	886	370	6.93	10.92	0.07
		inf	59,753	219,984	849	313	6.07	11.79	0.08
	disc-n	ind	7,222	25,429	656	287	5.11	7.66	0.28
		inf	16,388	61,439	1,197	699	11.56	8.31	0.72
	>200	ind	643,597	2,349,055	827	352	6.73	9.41	0.54
	>200	inf	127,722	459,896	807	343	6.18	9.81	0.23
Ag Eq	Area	Cat	Volume	Tonnes	Ag Eq	Ag	Pb	Zn	Au
>400	65	ind	98,678	364,733	836	373	6.15	10.17	0.10
		inf	10,731	39,843	837	408	7.22	8.95	0.13
	silver	ind	304,147	1,147,496	839	398	8.06	9.85	0.94
		inf	24,581	87,615	840	276	4.81	9.42	0.32
	disc	ind	117,697	446,819	842	418	7.87	11.87	0.07
		inf	48,422	183,604	843	359	7.00	12.86	0.09
	disc-n	ind	4,803	17,616	845	364	6.67	8.25	0.36
		inf	11,819	46,651	846	885	14.77	8.82	0.92
	>400	ind	525,325	1,976,664	925	398	7.65	10.35	0.58
	>400	inf	95,553	357,713	946	413	7.50	11.05	0.26
>1000	65	ind	22,797	91,351	1,188	584	9.62	12.61	0.11
		inf	2,684	11,018	1,265	653	12.92	10.20	0.20
	silver	ind	103,891	432,117	1,349	615	12.62	12.72	1.22
		inf	3,172	12,944	1,267	574	10.98	12.91	1.06

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Ag Eq	Area	Cat	Volume	Tonnes	Ag Eq	Ag	Pb	Zn	Au
	disc	ind	42,553	177,476	1,445	697	12.75	14.65	0.09
		inf	18,063	73,854	1,325	548	9.89	16.82	0.14
	disc-n	ind	1,122	4,429	1,074	526	9.22	10.61	0.49
		inf	5,122	22,753	2,281	1492	24.25	10.44	1.56
	>1000	ind	170,363	705,373	1,350	631	12.24	13.18	0.79
	>1000	inf	29,041	120,569	1,494	739	12.99	14.59	0.51

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

The silver equivalent is calculated using the following formula:

Ag Eq. = (Au * 0.5 * 60 + Ag * 0.692) + (Pb * 0.75 * 0.804 * 22.0462 + Zn * 0.75 * 0.847 * 22.0462) / 0.39

The prices and recoveries in Table 32 were those used in the original NI 43-101, as prepared by Mr. Cullen. The recoveries are from the lock cycle metallurgical tests, Whereas the recoveries in Table 33 are the average recoveries for all tests.

Table 32: Estimated Metal Prices and Expected Recovery from Processing

Metal	Price	Recovery
Silver (Ag)	US$0.39/g	69.2%
Gold (Au)	US$23.4/g	50%
Lead (Pb)	US$0.75/lb	80.4%
Zinc (Zn)	US$0.75/lb	84.7%

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

424800E
424900E
425000E
425100E
425300E
425400E
425500E
43800N
43700N
43600N
43500N
43400N
43300N
Zone Boundary
DISCOVERY ZONE
SILVER CREEK ZONE
65 Zone
Legend
Indicated
Inferred
SCALE
0 50 100m
SILVERCORP Metals Inc.
SILVERTIP PROJECT
B.C. CANADA
Plane View
of Resources
Drafted by B. Sun
February 2010

Figure 14: Indicated and inferred resource distribution at Silvertip – plan view. Discovery N is not shown.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 15: Grade Distribution at Silvertip – plan view. Discovery North not shown.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 16: Zone Cross Section looking northwest. Important drill intersections and grades are indicated.

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Project No. 10-1439-0016	73

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 17: Silver Creek Zone Cross Section. Important drill intersections and grades are indicated.

18.9 Block Model Validation

Accuracy of resource estimates by block modelling can be cross-checked by the visual comparison between block modeled grades and composited grades. The comparison was done by examining the blocks with drillholes adjacent to the block on a section. Grade comparison between a block and drillholes shows no significant discrepancies, which indicates that the block model grades are valid and reliable.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

18.10 Potentially Mineable Resources

This preliminary assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

The original resource block model is a sub-blocked model. The resource is contained within the boundary defined as mineralized from the NI-43-101 report (Cullen 2010). The primary block size for the model is 25 cubic meters (5 m (X) by 5 m (Y) by 1 m (Z)), with sub-blocking on the ore boundary where the block size is 3.125 cubic meters (2.5 m (X) by 2.5 m (Y) by .5 m (Z). To determine the Potentially Economic Material (PEM) it was assumed that nothing smaller than a full 3.0 meter cube block can be reasonably mined using the Drift and Fill method (DAF). Vulcan and Surpac software were used to develop the preliminary mine design. Block value was calculated by using the Net Smelter Return (NSR) formula in Appendix A. Each block in the model is assigned a net smelter return in dollars for that block. Drift and Fill (DAF) was chosen as the mining method due to poor ground conditions, its high selectivity and given the discontinuous and irregular shape of the deposit. Dilution is assumed at 10% for this mining method and mining recovery is assumed to be 90%. Dilution and recovery will require further analysis as the project advances. Further, DAF allows almost full extraction of the Potentially Economic Material (PEM), without the need to leave pillars behind.

The original NI-43-101 Surpac model (Cullen (2010) was verified for tonnes and grade in both Datamine and Vulcan software. The difference between the original Surpac model and the Datamine/Vulcan resource model was less than 1% at the various cutoff grades selected by Cullen (2010).

To determine the PEM portion of the mineral resource the preliminary parameters presented in Tables 33 and 34 were used to establish economic cutoff grades for the three production scenarios; 200 tonnes per day (tpd) and year-round operation, 500 tpd with seasonal operation (6 months per year and considered the base case in this report) and 1000 tpd with year-round operation. Figures 18 to 23 show the PEM at the three calculated NSR cutoff grades. The operating costs change as a result of economies of scale since a portion of the fixed costs remain regardless of the tonnes produced. Gold mineralization was considered insignificant for the economic assessment of this preliminary study and was not included.

Table 33: Metal Prices and Recoveries for NSR Cutoff.

Metals Prices, USD 3yr Average
Silver	$15.50 per ounce
Zinc	$0.92 per pound
Lead	$0.98 per pound
Process Recovery
Silver	75.8%
Lead	85.5%
Zinc	82.9%

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Table 34: Option 1, 2 (using the BC small mines permit) and Option 3 (1000 tpd)

Parameter	Option 1	Option 2	Option 3
Mining Rate	200 tpd	500 tpd (seasonal)	1000 tpd
Total Tonnes above Cutoff	1,115,000 tonnes	1,490,000	2,055,000
Total Operating Cost ($/t) or NSR cutoff	$252	$205	$130
Mining Cost ($/t)	$180	$135	$105
Processing + Site General & Administration Cost ($/t)	$72	$70	$25

Average grades for the three options are as indicated in Table 35 to 37.

Table 35: Option 1 Average Grades

200 tpd, PEM=1,115,000 tonnes

Metal	Grade
Silver	526g/t
Lead	10.0%
Zinc	10.8%

Table 36: Option 2 Average Grades

500 tpd (Seasonal) PEM=1,490,000

Metal	Grade
Silver	469g/t
Lead	8.9%
Zinc	10.4%

Table 37: Option 3 Average Grades

1000 tpd PEM=2,055,000

Metal	Grade
Silver	393g/t
Lead	7.5%
Zinc	9.6%

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 18: Plan View of Potentially Economic Material and New and Existing Mine Development (NSR=$252 and Mining Rate of 200 tpd).

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 19: Section View (looking north)(NSR$252 and Mining Rate of 200 tpd).

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 20:Plan View of Potentially Economic Material (NSR=$205 and Mining Rate of 500 tpd (Seasonal))

Figure 21: Section View (looking north)( NSR=$207, Mining Rate 500 tpd Seasonal)

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 22: Plan View of Potentially Economic Material (NSR=$130 Mining Rate 1000 tpd)

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 23: Section View (looking north) (NSR=$130, Mining Rate 1000 tpd)

The PEM at various NSR cutoffs are non-contiguous so each zone requires a cost benefit analysis with regard to access development cost. An assessment was made to determine the economics of the many orphan zones. A development cost of $5000 per metre was used in the calculation to decide if the orphan was economic. The orphan zone must cover both the mining cost and the development cost for access. For example, for the 1000 tpd option the adjusted PEM of 2,055,000 tonnes was calculated after subtracting the orphan zones which were above NSR cutoff but not economic to access. (The PEM above NSR cutoff including the orphan zones was 2,170,000 tonnes representing a loss of 186,000 tonnes or 6 % due to orphans).

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

19.0 OTHER RELEVANT DATA AND INFORMATION

19.1 Geotechnical

Geotechnical logs, core photographs and historical reports were used to evaluate the rock quality and underground excavation designs for this study. Golder believes that the quantity and level of detail in this data is sufficient for the PA level of engineering study. Golder reviewed the available geotechnical logs and core photographs for the holes most relevant to the Silver Creek and Discovery zones of underground mining. In addition, the Rock Quality Designation (RQD) and rock strength information was reviewed, although the core photographs were the most meaningful.

This initial assessment indicates that the deposit is comprised of weak rock and is amenable to drift and fill (DAF) mining methods using cemented rock fill (CRF), or paste, as backfill. This is based on the quality, strength and degree of fracturing of the core. Detailed RMR76 data from core logging was found for 3 holes drilled in 1997 that cross through the Silver Creek zone. The quality of the rock is variable between estimated RMR values of 20 to 65. Due to the lack of data, general categories of rock quality were assigned to both the Silver Creek and Discovery zones and were estimated from core photographs. Category A is comprised of rock qualities estimated below RMR 30, Category B is comprised of rock qualities estimated between RMR 30 to 50 and Category C is comprised of rock qualities estimated between RMR 50 to 70. Photographic representations of different rock quality categories in both the Silver Creek and Discovery zones can be found in Appendix C. The most typical rock quality category for the hangingwall, material and footwall zones are A, B and C, respectively.

Where values were not given, the following assumptions were made to be able to estimate RMR values from the detailed core logging and the core photographs:

  Strength value of R2 (~30MPa) based upon the strength tests done in 1998 at the UBC lab and from the values observed in the 1997 drilling.

  The joint spacing was assumed to be <5 cm where the RQD was less than 35% and between 5 to 30 cm where the RQD was greater than 35%.

  The joint condition within the hangingwall and PEM zones was assumed graphitic and slickensided based on the 1997 drilling, historical reports and observations from current drilling.

  The mine is dewatered, resulting in moist conditions with interstitial water only.

Based on the preliminary geotechnical review, the recommended drift spans for the Silvertip Silver Creek and Discovery deposits are shown on Figure 24. A design span of 4 m is a suitable span for the average estimated rock quality in the mineralized footwall zones. The hanging wall zone may require a reduction in span (2.5 m) or the implementation of additional support to achieve a 4 m span. A 4 m span can be considered stable at an RMR greater than 37. At RMR values between 30 and 37, a 4 m span can be opened with caution and extra support. For weaker areas encountered, a 2.5 m span can be employed for RMR values as low as 26. Extra support could include additional shotcrete, longer bolts, tighter bolt spacing and spiling.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Possible difficulties that were noted from the available data could be the intersection of zones of extremely weak rock (RMR <25) and/or unstable caverns (mud/water filled). One such cavern was encountered in 1990 and the drift had to be abandoned and relocated. Historical reports indicate that there is a risk of encountering localized areas of water storage. Large inflows of water are a concern in weak rock environments due to the potential for the inflow to wash out weak material hence increasing the resulting span of an area. For DAF development in weak rock conditions it is extremely important to ensure that backfill is tight to the back to provide support while the adjacent rock is excavated. If tightfilling is not achievable, extra support, smaller drifts and/or underhand methods could be employed.

The preferable type of ground support in weak rock environments is friction type bolts (e.g,. Swellex). Water chemistry may have an effect on this type of ground support since the bolt is susceptible to corrosion. Corrosion resistant bolts are available, but at an increased cost.

Additional information that could be of use to the geotechnical investigation at the next level of engineering study is as follows:

  Additional drilling for geotechnical purposes (detailed core logging possibly with core orientation) within the Silver Creek and especially the Discovery zones.

  Complete data entry and processing of existing geotechnical data (including photographs).

  Additional strength tests on all rock types to confirm the results of the 1998 testing.

  An investigation into the potential corrosiveness of the ground water.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Critical Span Design Curve (2002)
Weak Rock Span Design Curve (2008)
Silvertip 4m Span
Silvertip 2.5m Span
Unstable
Potentially Unstable
Stable
Span (m)
50
40
30
20
10
0
0
20
40
60
80
100
RMR

Figure 24: Recommended Span dimensions for Silvertip

19.2 Mining Operations

The mine design and plan was developed based on the three dimensional Surpac model including inferred resources as presented in Section 18.0. The mine design shown in Figure 25 was completed to a level of detail such that the development and mining requirements for each zone could be assessed within the accuracy range of a preliminary assessment. Detailed stope plans and mining schedules have not been developed for this study.

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Portal
Existing openings
N
6644000 N
6643750 N
6643500 N
6643250 N
424250 E
424500 E
425000 E
425250 E
425500 E
BLOCK : NSR
BLOCK : NSR
130.000 <= < 230.000
230.000 <= < 330.000
330.000 <= < 430.000
430.000 <= < 530.000
530.000 <= < 999.000

Figure 25: Plan View of the Silvertip Deposit Underground Mine Design (New Mine Development shown in Gold and Existing Mine Development in Blue).

The Silvertip deposit is generally a dome or saddle reef-type structure with variable dip angles from 0 to 37 degrees on the east limb and variable thickness. Drift and Fill (DAF) was chosen as the preferred mining method for the reasons previously indicated in Section 19.0 and 20.0. Development will consist of a set of 20 m sublevels as shown in Figure 26. DAF cuts are planned at 4 m wide by 4 m high using a primary and secondary extraction sequence. Depending on future detailed geotechnical investigations it may be possible to open a slightly wider stope to 5 m by 5 m. Generally, the footwall drift will be driven 4 m wide in the PEM along the footwall contact. Primary stoping panels will then be extracted at 4 m x 4 m leaving 4 m wide temporary pillars. These drifts will be developed in a “herring bone” fashion at an angle of approximately 60 degrees to the footwall drift. These panels will continue toward the hanging wall until the PEM-to-waste contact is reached. The Primary panels will be mined first with rock backs and walls. These panels will then be tight-filled with fill bulkheads placed as close to the footwall drift as possible to minimize the unsupported span. The secondary panels will then be extracted between the primary filled stopes, with rock backs and exposed backfill on the two walls. The secondary panels will then be filled as tightly as possible.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 26: DAF stope Layout (4 m X 4 m)

The hanging wall may be extremely variable, for example, it can have a very low Rock Quality Designation (RQD) and or Rock Mass Rating (RMR) in places and then be reasonably competent in others. To avoid excessive dilution, it is expected that shotcreting of the last panel next to the hanging wall will be required as needed. It is expected that fill bulkheads will be built with laced cable, wire mesh, and geotextile material that is attached to the walls with split sets. In some cases the bulkheads may need to be shotcreted.

This variant of drift and fill mining has some key advantages:

1)	On any single lift, many primary panels can be in production at one time yielding higher productivity.

2)	If cemented rock fill is used, and after the primary panels are extracted, development waste can be stored in them until they are ready to be cemented, allowing for less handling of development waste.

Some disadvantages of this method are:

1)

The resultant spans at the intersection of the primary panels and the footwall drift can become large and extra rock support in the form of longer rebar and/or cable bolts will be required occasionally.

2)	Tight filling in the primary panels is critical. If the primary panels are not tightly filled then extraction of the secondary panels will create even larger spans.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Stope development and drift development will be completed using two boom drill jumbos followed by a mechanized bolter for ground support installation. Where the zone is less than 4 m, lower backs can be designed, probably down to 3 m. Blasted material will be transported using 3 m3 Load-Haul-Dump machines (LHD). These units will transport the material along the sublevels to the re-muck bay. The material will then be loaded onto 20-tonne trucks for haulage from the mine to the plant site. See Table 38 and Figure 27 below for the underground mobile equipment.

Table 38: Major Underground Mobile Equipment

Equipment	Activity
3.0m3 LHD	Mine Development, Production
20-tonne Trucks	Haulage, Development, Production
2-Boom Jumbo	Mine Development, Production
Mechanized Bolter	Ground Support
Scissor Lift Trucks	Utilities, Materials, Ground Support

Figure 27: Major underground molile equipment

19.2.1 Main Access Ramps

The Discovery North and Discovery zone will be accessible from a new ramp off the existing drill access tunnels and a second ramp is proposed to access the Silver Creek south zone and the 65 zone. Ramps will be driven at -15% on a 4 m by 4 m heading size, with arched back (see Figure 28). The possibility of having a single central ramp was investigated but resulted in much higher development cost due to the need for lengthy access drifts to exploit the two zones.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Figure 28: New Ramps in gold color and Existing Development shown in blue

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19.2.2 Stope Access Drifts

Stope access drifts are located every 20 metres vertically along the ramp and placed at a minimum lateral distance of 55 m from the PEM to allow full access to each 4 m vertical panel comprising the 20 m sublevel (see Figure 29 and 30).

Figure 29: Stope Access Drifts

Figure 30: Herring Bone Stope Access Drifts Plan View (primary and secondary system showing multiple working faces)

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

19.2.3 Escapeway and Ventilation Access

At each 20 m sublevel there is access to the vent raises and escapeway. Exhaust raise access will typically be developed at a negative gradient to contain groundwater. Escapeway access will typically be developed at a positive gradient to prevent ingress of water. An overall view of the ventilation system is provided in Figure 31.

Figure 31: General Overview of the Ventilation system (Isometric View).

19.2.4 Miscellaneous Development

Re-muck bays will be developed every 150 metres along the ramp or other lateral development, typically 12 m in length and 4 m wide by 4 m high.

Safety bays will be developed every 30 m and have dimensions 1.5 m wide x 2.0 m high x 1.8 m deep.

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

19.2.5 Underground Exploration Development

The proposed development for underground exploration is shown in Figure 32. This development is not included in the current capital estimate as it is not required to exploit the current resource as prepared in the NI-43-101 (Cullen 2010). The development shown below will occur over a 2 year period with 1500 metres in the first year and 1500 metres in the second year. Annual drilling exploration from these drifts is expected to be approximately 5000 metres per year.

Figure 32: Proposed underground development for exploration (Plan View).

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A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

19.2.6 Raise Bores

Raises will be constructed for ventilation and emergency egress from the mine using raisebore machines. Raise dimensions are given in Table 39.

Table 39: Raise Dimensions

Type	Discovery Zone Length (m)	South Silver Creek Length (m)	Diameter
Vent Raise	302	345	2 m
Vent Raise	NA	281	3 m
Vent Raise	316	300	3 m
Escape Drift	229	135	4 m x 4 m
Vent access Drift	130	25	4 m x 4 m

The raises will be developed in stages as required by the final mine production schedule. The raises will typically be comprised of 3 to 4 sections as the ramp progresses 100 m vertically. Approximately 700 m of down ramp development at -15% grade will require that a 100 m section of raise be driven.

All main exhaust raises will be supported with fibre reinforced shotcrete using a remote raise climber.

Emergency escapeways will be fitted with an aluminum ladderway that is bolted to the shotcreted wall. yTpically each ladder section is 3 m long and a platform is installed at 10 m intervals. A sample of this escapeway is shown in Figure 33. All escapeways will maintain positive pressure fresh air at all times due to the possibility of an underground fire. Figure 34 shows the proposed escapeways.

Figure 33: Proposed Ventilation Escape Ways

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Figure 34: Ventilation system showing the Escape Ways (Isometric View).

19.2.7 Mining Rate

Three mining rates were investigated for the Silvertip project; 200 tpd, 500 tpd and 1000 tpd. These three scenarios are described as follows:

1)

The 200 tpd mining rate would allow Silvercorp to use the “Small Mines Permit” (SMP) in British Columbia which allows for 75,000 tonnes to be mined per annum. While this may not be optimum in terms of maximizing Net Present Value it allows the operator to test mining strategies and confirm assumptions.

2)

The 500 tpd option is a seasonal operation (six months per annum, non-winter) that would allow Silvercorp to operate under the Small Mines Permit since the annual production would still be less than 72,000 tonnes per annum (tpa).

3)	The 1000 tpd option would be a year-round operation outside the 72,000 tpa limit for the SMP.

The 500 tpd option has significant advantages as follows:

  Mine economics are significantly improved (see cash flow for the seasonal 500 tpd operation, Table 58), while the mine life is extended to 21 years providing the surrounding communities with long term employment opportunities;

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  Winter conditions can be extreme in this region of BC with cumulative snow packs of 2 to 3 metres, and temperatures to -55 Celsius;

  Concentrate shipment logistics, particularly during the winter months, are improved with a seasonal operation; and,

  The resource is relatively small, and somewhat discontinuous, and a seasonal operation will allow for careful planning of the next seasons work during the winter, as well as exploratory underground drilling during the winter months.

While the 1000 tpd operation does offer some economic advantage, the mine life is relatively short at approximately seven years. Golder feels that while the economics are favourable, the current resource is too small to sustain this level of production and there is a significant risk of logistical failure at this higher production rate. Figure 35 shows some benchmark data from Australian underground mining operations that plots tonnes produced per day versus the average tonnes per vertical meter of the deposit. An analysis of the Silvertip model determined that there is an average of just over 4000 tonnes per vertical meter. Plotting this value on the chart indicates that a production rate of around 600 tpd would be consistent with this data. While the mine might support a 1000 tonne per day operation, the ability to do this regularly could prove difficult. Furthermore, the resource would be depleted in approximately seven years and the socio economics of a short mine life are less favourable and could be viewed negatively by local stakeholders.

Figure 35: Tonnes per Day versus Tonnes per Vertical Metre (From Resource Block Model), (Mcarthy 1993)

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19.2.8 Mining Dilution and Recoveries

More detailed work is required to finalize expected mining recoveries and mining dilution. For this study a mining recovery of 90% was estimated. It is expected that dilution would vary with PEM thickness, however; an overall rate of 10% was used as a typical value for the DAF method. Diluting blocks are assumed to have zero grade.

Dilution is calculated as follows: Dilution % = (dilution tonnes) / (dilution tonnes + vein tonnes) x 100

For this project the in-situ vein material has a significantly higher average density than the wall rock. Dilution expressed as a percentage based on tonnes is lower than the same dilution expressed as a volumetric percentage.

Sources of external vein dilution that should be considered include:

  Wall rock from hanging wall and foot wall contacts.

  Backfill dilution from the floors and ribs – with the planned DAF method, there will be some mixing of mined vein material and backfill along the floors and ribs of drifts. A layer of backfill approximately 150 mm thick is considered as dilution.

  Additional waste dilution – there will likely be additional dilution that will be experienced when mining advances along strike through zones of poor vein continuity. These types of occurrences represent an increase in external dilution beyond the provisions for wall rock and backfill described above. More detailed analysis will be required at the next level of study.

19.2.9 Mine Backfill

Backfill will need to be placed in the open DAF cuts due to the generally poor ground conditions, especially in the hanging wall. The fill will act to stabilize drift walls and permit 90% recovery, as well as provide regional stability to the mine. For the first 2 years of mining it is proposed that Cemented Rock Fill (CRF) be used and in year 3 a paste backfill plant would be installed. The preferred method is cemented paste fill produced from the mill tailings so that surface tailings deposition can be minimized; however, CRF was chosen for the first two years to defer the capital cost of the pastefill plant. Further investigation and testwork will be required to confirm that the tailings are suitable for producing a paste. The pastefill plant would be constructed on surface above the deposit and a pipeline would be used to deliver the paste to the mined stoping blocks as required. Alternatively, paste can be trucked to a borehole for delivery into the mine. It is expected that up to 50% of the mill tailings could be sent back underground, significantly reducing the size of the tailings area.

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19.2.10 Mine Development Plan

There are existing underground workings at the silvertip site and the drift dimensions are approximately 4 m wide by 4 m hight (see “blue” development in Figure 36). The portal and the majority of these drifts will require rehabilitation. Since the mine is flooded it is not possible to determine the level of rehabilitation required. An estimate of $1000 per metre was assumed for this study.

To provide access to the current NSR cutoff blocks, two ramps are proposed (see Figure 28).

Mining the PEM will commence in the higher grade Silver creek zone as shown in Figure 36. While this area is being mined, the ramp development off the Discovery zone decline can commence so that the second high grade pod can be mined in year 2 as also shown in Figure 36. Subsequently the remainder of the resource can be mined. Detailed stope plans and schedules will be developed at the next level of study.

Figure 36: Silver Creek Zone, Higher grade Starter Stopes

Total development over the life of mine is summarized in Table 40.

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Table 40: Life of Mine Total Development

Description	Dimensions (w x h, m)	Total Length (m)
Ramp -15%	4x4	2400
Level Access	4x4	1150
Ventilation Raise	2x2	930
Ventilation Access	4x4	360
Escape Way Raise	2x2	300
Escape Way Drift	4x4	160
Remuck/Safety Bays @ 10%	4x4	410

19.2.11 Underground Material Haulage

Waste and PEM will be hauled to surface with 20-tonne underground haul trucks. The trucks will be loaded by 3 m3 LHD’s at each sublevel access using re-muck bays. It is assumed that material mined from DAF cuts and drift development will be sized for direct truck loading and haulage. No underground rock breakers or crushers are used to size the material. Any oversize from production mining will require secondary breakage on each sub-level either by blasting or mobile rock breaking. Due to the generally weak rock and mining method no fragmentation problems are anticipated.

An assessment of truck requirements was made and is summarized in Tables 41 to 44.

Table 41: Haulage Truck Logistics.

Available working hours per shift	9	hours
Truck Size	20	tonne
Level Speed	10	kph
Upramp Speed	6	kph
Downramp Speed	10	kph
Travel Delays	20%
Unplanned Losses	10%
Logistics	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Portal to Plant (m)	300	300	300	300	300	300	300
UG Level to Portal (m)	300	700	1200	1200	1200	1200	1200
Fixed Cycle Time (Spot, Wait, Dump) (min)	5	5	5	5	5	5	5
Load Time (min)	5	5	5	5	5	5	5
Haul Level @ 10 kph (min)	3.6	3.6	3.6	3.6	3.6	3.6	3.6
Haul Downramp @ 10 kph (min)	1.8	4.2	7.2	7.2	7.2	7.2	7.2
Haul Upramp @ 5 kph (min)	3.0	7.0	12.0	12.0	12.0	12.0	12.0
Travel Delays	1.7	3.0	4.6	4.6	4.6	4.6	4.6
Unplanned Losses	2.0	2.8	3.7	3.7	3.7	3.7	3.7
Total Cycle Time	22.1	30.5	41.1	41.1	41.1	41.1	41.1
Available Shift Time	540	540	540	540	540	540	540

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Table 42: Trucks required 200 tpd Production.

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Loads/Shift/Truck	24	18	13	13	13	13	13
Tonnes/Shift/Truck	489	354	263	263	263	263	263
No. of Trucks Operating	0.20	0.28	0.38	0.38	0.38	0.38	0.38
No. of Trucks Operating	1	1	1	1	1	1	1
No. of Trucks Required (with Spare)	2	2	2	2	2	2	2

Table 43: Trucks required 500 tpd Seasonal Production.

Loads/Shift/Truck	24	18	13	13	13	13	13
Tonnes/Shift/Truck	489	354	263	263	263	263	263
No. of Trucks Operating	0.51	0.71	0.95	0.95	0.95	0.95	0.95
No. of Trucks Operating	1	1	1	1	1	1	1
No. of Trucks Required (with Spare)	2	2	2	2	2	2	2

Table 44: Trucks required 1000 tpd Production.

Loads/Shift/Truck	24	18	13	13	13	13	13
Tonnes/Shift/Truck	489	354	263	263	263	263	263
No. of Trucks Operating	1.02	1.41	1.90	1.90	1.90	1.90	1.90
No. of Trucks Operating	2	2	2	2	2	2	2
No. of Trucks Required (with Spare)	3	3	3	3	3	3	3

19.2.12 Mine Services

19.2.12.1 Mine Ventilation

Final mine ventilation is designed as a pull system and the ventilation circuit was modelled using Ventsim Visualtm (underground mining ventilation simulation software). The general arrangement is shown in Figure 31. For the first year it is proposed that the system will be a push system with the main fan located in the portal. Vent tubing will be used for delivering fresh air to the Silver creek north zone. A similar push system is proposed for the Discovery zone until the ramp is constructed to allow for the raise bore to construct the “pull” exhaust raise. Ventilation along the sublevels will be done using smaller auxiliary fans and ventilation ducting that will flush-ventilate to the end of these drives. Mine ventilation requirements are detailed in Table 45 and 46. These ventilation simulations are preliminary in nature and more detailed work will be preformed at the next level of study.

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Table 45: Summary of Underground Ventilation Requirements (200 and 500 (seasonal) TPD options).

Ventilation Factor	0.048	m3/s/kW
	100	Cubic feet per minute per rated Brake Horsepower
Activity	Equipment	Size	Engine Power (kW)	Ventilation per Unit (m3/s)	No. of Units	Total Ventilation (m3/s)
Development	Drill Jumbo	2-Boom	60	2.9	1	2.9
	Loader (LHD)	5 m3	185	8.9	1	8.9
	Truck	20-tonne	225	10.8	1	10.8
	Bolter		60	2.9	1	2.9
	Service Vehicle		75	3.6	1	3.6

Production	Drill Jumbo	2-Boom	60	2.9	1	2.9
	Loader (LHD)	3 m3	185	8.9	2	17.8
	Truck	20-tonne	225	10.8	1	10.8
	Bolter		60	2.9	1	2.9
	Service Vehicle		75	3.6	1	3.6
	Personnel Carrier		95	4.6	1	4.6
	Grader		80	3.8	1	3.8
	Anfo Loader		55	2.6	1	2.6
	Scissorlift		85	4.1	1	4.1
Total			1525		15	82.1
Total (CFM)						172,368

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Table 46: Summary of Underground Ventilation Requirements (1000 TPD option).

Ventilation Factor	0.048	m3/s/kW
	100	Cubic feet per minute per rated Brake Horsepower
Activity	Type	Size	Engine Power (kW)	Ventilation per Unit (m3/s)	No. of Units	Total Ventilation (m3/s)
Development	Drill Jumbo	2-Boom	60	2.9	1	2.9

	Loader (LHD)	3 m3	185	8.9	1	8.9
	Truck	20-tonne	225	10.8	1	10.8
	Bolter		60	2.9	1	2.9
	Service Vehicle		75	3.6	1	3.6

Production	Drill Jumbo	2-Boom	60	2.9	3	8.6
	Loader (LHD)	5 m3	185	8.9	3	26.6
	Truck	20-tonne	225	10.8	2	21.6
	Bolter		60	2.9	1	11.5
	Service Vehicle		75	3.6	2	7.2
	Personnel Carrier		95	4.6	2	9.1
	Grader		80	3.8	1	3.8
	Anfo Loader		55	2.6	2	5.3
	Scissorlift		85	4.1	3	12.2

Total			1525		27	135.1
Total (CFM)						283,752

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The mine air will require heating in the winter months of October through March. This is to prevent underground waterlines from freezing and to improve working conditions. Heating will be done by propane burners located in the fresh air fan building above the portal. It is assumed that the air will be heated so that it is just above the freezing point. However, for a seasonal operation the requirement for heating may be negligible.

19.2.12.2 Mine De-watering

Underground level access drifts will have small sumps with electric pumps that move the water to intermediate sumps also located in access drifts. These intermediate sumps will pump the water to main sumps on the 1130 and 1030 levels for the Silver creek zone and the 1040 and 980 elevations for the Discovery zone. Water will be pumped to surface using water lines installed in the ventilation raises or decline where it will report to the surface water distribution system for treatment or discharge. No estimate has been made as to pumping requirements for the mine as further hydro geological investigations will need to be completed at the next level of study.

The current de-watering of the mine could be completed by installing a pump directly in the portal once it has been rehabilitated. Another option would be to drill a hole, or use an existing diamond drill hole that intersects the deepest part of the mine, ream the hole to 6-8 inches and install an inline pumping system.

19.2.12.3 Compressed Air

Compressed air is required in all development and production headings to operate drilling equipment for raise development and ground support. The compressed air line can be installed in the vent raise or main portal. A compressor will be installed in the surface plant.

19.2.12.4 Communications Systems

It is proposed that a standard leaky feeder system will be used underground. The silvertip site currently has internet service with Voice over IP telephone service.

19.3 Tailings Facilities

A tailings storage facility (TSF) is required to contain the process tails that cannot be placed in underground workings as paste fill. The proposed site for the TSF is located within the valley just downstream of the proposed mill facility (See Figure 40). A tailings pipeline will transport the tails from the mill site. It is estimated that there will be approximately 500,000 cubic meters produced for a 200 tpd operation, 700,000 cubic metres for a 500 tpd operation and 1,000,000 cubic metres for the 1000 tpd operation. Tailings will require surface deposition over the life of the mine and the volumes assume that approximately 50% of the tails are sent back underground as paste backfill.

Positioning of the tailings storage facility (TSF) accounts for environmental, operational and economic factors in selecting the best site, deposition method and construction method. The objective is to provide sufficient storage capacity for the tailings facility without unduly compromising the surrounding environment. Candidate sites were considered to be areas within the lease or claim boundaries where a combination of topography and constructed embankments would provide sufficient storage capacity for the three possible mining scenarios. Two possibilities were examined. The first option is in the valley that contains Silvertip creek (see Figures 37 to 39). The second option is the area just north east of the portal and west of Brinco creek as seen in Figures 40 to 42.

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Figure 37: Option 1 Silver Creek Valley Location 1,000,000m3

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Figure 38 Option 1Ssection View of Maximum Dam Height (showing water level for 500k M3, 750k M3 and1,000k M3)

Figure 39: Tailings Storage Facility Option 1 Plan view (showing water levels for 500k m3, 750k m3 and 1,000k m3).

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Figure 40: Tailings storage facility Option 2 Isometric View Showing Water Level for 1,000,000 m3

Figure 41: Option 2 Section View of Maximum Dam Height (showing water levels for 500k m3, 750k m3 and 1,000,000 m3)

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Figure 42: Tailings Storage Facility Option 2 Plan view (showing water level for 1,000,000 m3)

The area west of Brinco creek (Option 2) was chosen for the following reasons:

  In the event of a major storm there is sufficient area for diverting runoff, whereas the silvertip creek valley is fairly narrow and the catchment basin upstream is much larger.

  Silvertip creek would have to be diverted at significant cost.

  The Brinco creek site would require a diversion of Silvertip creek but the diversion location is much more favourable.

  The area west of Brinco creek is downstream from the mill, whereas the Silvertip creek location is upstream of the mill, which would require additional pumping.

  The Brinco creek site requires a 25 metre embankment at full capacity compared to 40 metres for Silvertip creek.

  The Silvertrip creek site requires a large initial dyke, while the Brinco creek site requires a small starter dyke.

  The placement at the Brinco creek site allows for the catchment of drainage from the waste dumps into the tailings pond.

Tailings transport and deposition would be by conventional slurry deposition, with a supernatant pond providing water clarification for process water reclaim. The tailings are understood to be acid generating and metal leaching and so, the impoundment would require a synthetic liner or other specialized considerations for containing seepage water within the impoundment. The containment dykes would consist of earth-filled embankments constructed from locally sourced materials.

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Surface runoff from the natural areas above the tailings would be redirected to Brinco creek. Seepage at the toe of the dykes would be collected in ditches and conveyed to a seepage collection pond. Water in the seepage collection pond would be pumped back into the TSF. The TSF would be served by perimeter access road around the entire facility, providing for maintenance of the tailings distribution pipeline and deposition spigots.

The tailings delivery system would consist of a surface tailings transport line from the mill to a valve house adjacent to the TSF. From the valve house, a tailings distribution pipeline would encircle the TSF, with discharge spigots placed intermittently around the perimeter of the facility. The process water reclaim system would consist of a floating barge and pumping station and reclaim water pipelines from the TSF to the mill.

Closure of the facility would consist of re-sloping the tailings surface to reduce ponding of water, and applying a vegetative cover, which may also require provision of a growth medium. It is anticipated that trials would be performed during operations in order to assess suitable methods for establishing vegetation on the tailings surface using local species.

Advancing the project through the next stages of development will require assessing the viability of the conceptual tailings management plan outlined above in greater detail in order to improve the level of confidence that the conceptual design of the facility can be constructed and operated as planned. If the Brinco creek site is unsuitable two other options as shown in Figure 43 have been proposed.

Figure 43: Secondary Options For Tailings Area.

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19.3.1 Waste Dumps

A waste dump is required for the site to contain all underground development waste rock. A potential site for this dump is shown in Figure 44 and 45 with the approximate waste dump volumes as indicated in Table 47.

Table 47: Waste Dump Volume Required,(40% swell factor used)

Type	Length	Tonnes/Metre	Total In-situ Volume (m3)	Total Placed Volume (m3)
Re-hab Drifts	1,900	5	8,550	11,970
Ramps	2,400	45	108,000	151,200
Level Access	1,150	45	51,750	72,450
Ventilation Raises	700	20	14,000	19,600
Ventilation Access	200	20	4,000	5,600
Re-muck/Safety Bays @ 10%	110	25	2,750
Exploration Drifts	3,000	45	135,000	189,000
Sub-total	6,460		0	0
10% Miscellaneous	646	45	29,070	40,698
Total		26,279,000	353,120	494,368

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Figure 44: Waste Dump Location Isometric View

Figure 45: Waste Dump Location Plan View

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19.4 Process Plant 19.4.1 Plant Design

Three options are considered for the process plant and include: a 200 tonne per day ‘small mine’ with a flotation-only plant; seasonally operated 500 tonnes per day mine utilizing either a dense media separation to reject 40% of the run-of-mine feed or commissioning a standard 500 tpd flotation circuit; and, operating the mine at 1000 tonnes per day by adding a second flotation line to the equipment used in the 500 tpd scenario. Details are as indicated in Table 48.

Table 48: Preliminary Process Design Criteria

ROM	Max	Nominal	Unit
Feed Rate	1000	1000	tpd
	57.7	57.7	tph
Feed Top size	200	150	mm
Feed Grade
Pb	12.24	6.73%
Zn	13.18	9.41%
Ag	631	352	g/t
Primary Crush
Feed Rate	1000	1000	tpd
	57.7	57.7	tph
Type	Primary jaw
f80	130	92	mm
p80	28.89	20.44
DMS
Feed Rate	900	900	tpd
	51.9	51.9	tph
Type	500mm cyclone
Feed Size	-29+1	-20+1	mm
Sinks	51.9	34.6	tph
Floats	51.9	23.1	tph
Grinding
Feed Rate	57.7	40.4
f80	28.89	20.44	mm
BWI	7.74	10.03	kWh/t
p80	75	75	um
Regrind
Feed Rate	5.77	4.04
f80	75	75	um
p80	38	38	um

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19.4.2 Process Description

Potentially Economic Material (PEM) from the re-muck underground is trucked via the decline to a 500 t primary ROM feed bin. Material passes the 200 mm grizzly into the feed bin. PEM >200 mm is broken by hydraulic rock breaker to pass the ROM grizzly. PEM from the ROM feed bin is withdrawn at a rate of 58 tph by vibrating grizzly with 38 mm aperture. Grizzly overflow reports to the primary crusher where it is crushed to p80 = 25mm. Crusher and grizzly underflow reports to the double deck sizing screen via the screen feed conveyor. Sizing screen overflow reports to the secondary crusher where it is crushed to 100% - 25mm. Sizing screen underflow reports to the 100 t DMS feed bin. DMS feed bin underflow is withdrawn via belt feeder and delivered to the DMS feed prep screen. DMS feed is wet screened at -25mm +1mm and screen overflow is passed to the cyclone feed conveyor. Screen underflow is collected by sump and pumped to the primary mill discharge sump at a rate of 5.7 tph. DMS feed is mixed with FeSi and water in the cyclone feed box and gravitated to the 500 mm DMS cyclone. Cyclone overflow at nominally 23.1 tph reports to the floats drain-and-rinse screen for removal of the medium. DMS floats report to the waste bin via the waste handling conveyor. Floats are collected and transferred via the ramp to the waste re-muck underground.

Cyclone underflow at nominally 34.6 tph reports to the sinks drain and rinse screen for removal of the medium. From the drain and rinse screen DMS sinks are transferred via product conveyor to the primary mill feed trunnion. DMS sinks at nominally 40.4 tph are mixed with water and grinding media and ground to 80% passing 75 µm via the primary mill in closed circuit with the primary mill cyclone. Cyclone underflow is returned to the mill feed trunnion. Cyclone overflow is gravitated to the Pb flotation conditioning tank. Cyclone overflow at 80% - 75 µm is mixed with frother and collector in the flotation conditioning tank and gravitated to the Pb rougher flotation bank. Pb concentrate at 5.8 tph is passed to the regrind section where it is ground to 80% -38 µm. Pb concentrate undergoes 3 stages of cleaning in closed circuit. Pb final cleaner concentrate is passed to the Pb concentrate thickener where it is thickened to 70% solids by mass. Pb con thickener underflow is passed to the concentrate filter where it is filtered to nominally 8% solids and delivered to the concentrate storage shed via reversing conveyor.

Pb flotation tails are pumped to the Zn flotation conditioning tank where it is dosed with lime and CuSO4 prior to Zn rougher flotation. Zn rougher tailings are pumped to the tailings thickener where it is thickened to 70% solids my mass and pumped to the tailings impoundment. Zn rougher concentrate is pumped to the Zn cleaner flotation circuit where it undergoes 3 stages of cleaning in closed circuit. Zn final cleaner concentrate is passed to the Zn concentrate thickener where it is thickened to 70% solids by mass. Thickened Zn con is pumped to the concentrate filter where it is filtered to nominally 8% solids and delivered to the concentrate storage shed via reversing conveyor.

Final tailings are pumped to the tailings impoundment. Seasonal return water is collected in the return water dam and pumped to the process water tank. Final tailings overflow is gravitated to the process water tank. Make-up water from the mine is pumped to the return water dam for polishing and re-use. Groundwater makeup is pumped from groundwater to the process water tank to maintain the water balance.

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A general flow sheet for the process plant is shown in Figure 46.

Figure 46: Generalized Process Flowchart for the Silvertip Project.

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19.5 Site Layout

The Silvertip project is an advanced exploration site with existing access and infrastructure. The underground portal is developed and surface waste and PEM dumps exist, including a PEM stockpile of 10,000 tonnes near the portal entrance. The plant site and tailings storage facilities are to be located as indicated in Figure 47 and 48. There is a modern camp area with existing dormitory, cafeteria and water treatment facility.

Figure 47: Plan View showing Tailings and Mill location.

Figure 48: Isometric View Showing Tailings and Plant Location.

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19.6 Markets

19.6.1 Silver

For a number of years the silver market has seen reduced demand (a move to digital photography and tepid jewellery offtake) and rapid supply growth. This has resulted in a market surplus that has risen from 1,800 t in 2000 to an estimated 7,200t in 2010 (VM Group, 2010). However, despite this growth in supply relative to traditional demand and associated downward pressure on prices, silver has remained strong. This is almost entirely the result of robust investment demand in the form of exchange traded funds (ETFs), plus a shift in industrial applications to alternative and innovative end uses.

Investment in silver has soared since the launch of the first silver-backed ETF in 2006. This industry now accounts for over 400 Moz (12,440t) of silver held in bullion bank vaults. Furthermore, physical investment in the form of coins and bars has also helped support prices. Price support depends increasingly on investment demand rather than industrial demand, as was historically the case.

New and emerging uses for silver are expected to replace photography. These emerging uses include the solar energy industry, medical applications, textiles and fibres, radio frequency identification, water purification and food hygiene, among others. It is estimated that these industries will easily offset the decline in photographic consumption, leading to a significant erosion of surplus by 2020 (VM Group, 2010). The degree to which current surplus is diminished depends on a number of factors, including growth in new areas of demand, the response to demand growth by the investment community and growth in new or existing mine supply.

19.6.2 Zinc

Zinc is the fourth most used metal in the world, after iron, aluminum and copper. The chart below shows the change in the supply and demand for zinc since 2000. Demand is estimated to increase by two to three percent per year, particularly in industries such as construction, automotive and transport. The supply and demand projections for Zinc are shown in Figure 48.

Figure 49: Zinc Supply and Demand to 2013

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Zinc prices are mainly affected by global supply and demand. They are also affected to some extent by fluctuating exchange rates and demand from the investment community.

The primary uses for zinc are:

  Protective coating on steel to prevent corrosion (galvanizing).

  Die casting for precision components.

  Construction material.

  An alloying metal with copper to make brass.

  Chemical compounds in pharmaceuticals, cosmetics, rubber, primer and paint.

  Micronutrients for humans, animals and plants.

19.6.3 Lead

The lead market is considered “mature”, with 85% of use concentrated in one product, the lead-acid battery; however, there are opportunities for new markets both within the battery arena and elsewhere, including:

  Hybrid electric vehicles.

  Power storage and management.

  Radiation shielding.

  Power generation.

  Thermo electrics.

19.6.4 Concentrate Markets

Production from the Silvertip Project will be a lead/silver concentrate and a zinc concentrate. The concentrates can be marketed directly to smelters or can be sold through arrangements with global metal trading companies. Trading companies generally have flexibility to ship to multiple smelter locations and eliminate problems that could arise from relying on only one smelter to process concentrates. Also, arrangements through metal trading companies usually provide additional services beyond pure concentrate sales such as project financing, working capital financing, and various back office services if needed.

19.6.5 Contracts

There are no off-take contracts existing for the project at this preliminary assessment stage.

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19.6.6 Transportation Routes

Figure 50 shows a simplified overview of the options for transporting concentrate from the Silvertip Project site.

Figure 50: Overview of Concentrate Transportation Options

As can be seen from Table 49 the port of Stewart offers the lowest cost transportation route. Yukon Zinc uses this facility to export their concentrates from the Wolverine deposit which is about 200 Kilometres north-west of the Silvertip deposit.

BC Transport Minister Shirley Bond has stated that “axle weight limits will remain in place, but the overall gross vehicle weights will be increased which will make it more feasible for mining companies to ship goods out of the Port of Stewart”. Yukon Zinc Corp. will be the first company to take advantage of the program, beginning in June 2010. “The weight limit increase allows the company to ship out of the Port of Stewart rather than the Port of Skagway in Alaska”. (Kitimat Daily, Apr 23, 2010) The trucks used by Yukon Zinc will have a gross weight at 72,300 kg, up from the previous limit of 63,500 kg. The company says this will allow it to reduce truck trips by 17%. ((Kitimat Daily, Apr 23, 2010)

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Table 49: Concentrate Transportation Options

Trucking from Site
Destination	Round Trip (Km)	Rate ($/tonne)
Skagway,AK	1440	$ 82
Stewart, BC	1310	$ 75
Trail, BC	4668	$268

Shipping to China
Ocean Freight	Rate including handling ($/Tonne)
$79	$135 (Skagway)
79	$105 (Stewart)

Total Cost Per Tonne (Shipping + Trucking)
Skagway,AK	$218
Stewart, BC	$180
Trail	$268

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19.7 Environmental Considerations

Environmental and social aspects of the Silvertip Project are being addressed as part of the regulatory and planning processes being undertaken for the Project. Both processes involve extensive First Nations, agency and public consultation with a view to identifying and addressing potential socio-environmental issues and enhancing benefits.

19.7.1 Regulatory Approval Process

The Project is subject to an assessment under the Mines Act Permit process in British Columbia as a small mine (i.e., a mining operation with an annual capacity of up to 75,000 tonnes). The Project may also be subject to review under the Canadian Environmental Assessment Act although a trigger for a CEAA assessment has not been identified to date. However, the possibility of a CEAA review is being considered in all socio-environmental studies being undertaken.

In addition to a Mines Act Permit, the Project will require a number of other provincial (e.g., Water Act, Forest Act, Land Act, Environmental Management Act) and federal (e.g., Explosives Act, Species at Risk Act) permits, authorizations, and/or licences to operate. The specific requirements will be confirmed as the project advances through the planning and permitting process.

19.7.2 Study Area Overview

The Silvertip project site is located approximately 16 km south of the BC-Yukon border and approximately 85 km southwest of the town of Watson Lake, Yukon. The Project is located within the overlapping traditional territories of the Tahltan, Kaska Dene and Inland Tlingit First Nations with the mine site itself being within the traditional territories of the Kaska Dene and Tahltan. The area around the Project is not inhabited.

The project is located within the Tootsee River watershed which drains northwards from BC to the Yukon, through the NWT and into the Arctic Ocean. The topography in and around the Project is a mixture of high alpine ridges and steep glacial valleys in the foothills of the Cassiar mountains. The project area has elevation ranges from 1010 m to 1950 m with an average elevation at the proposed mine site of about 1200 m.

Local and regional study areas are being defined for the project. In general, the local study area is the area within one kilometre of the mine site. The regional area is a broader area and will be defined independently for each assessment area to ensure that it covers the area in which potential project effects are possible.

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19.7.3 Consultation

Silvercorp recognizes that consultation with all interested parties through a variety of means (e.g., meetings, information materials, etc.) is key to successful project development. Silvercorp’s approach to consultation is to design an issue-based, interactive consultation program that will:

  Ensure that all consultation is undertaken in a co-ordinated and efficient manner.

  Ensure that all interested parties (i.e. First Nations, agencies, public, interest groups) have the information they require, in the format they require (e.g., meetings, written material) to be informed participants and the opportunity to contribute to the identification and resolution of concerns and issues.

  Facilitate an open and accountable review of the Project.

  Establish an open line of communication between the proponent and the community that will continue through to the operational phase of the project.

  Ensure that input is considered as the development of the project proceeds.

Silvercorp recognizes that the consultation programs which are ultimately most successful are those which evolve as the process evolves. The consultation program for the Project will remain flexible and will be refined as required through the study process to ensure that it is at all times responsive to interested parties.

Silvercorp is actively consulting with First Nations and will work to ensure that all interested parties can learn about the project, provide input to project planning and development, and have their questions and comments addressed during all stage of the Project. All activities and input will be documented and included as part of the Mines Act Permit Application.

19.7.4 Socio-environmental Studies

The site of the proposed Silvertip mine has been the subject of exploration and study since at least the early 1980’s. In 1998 and 1999 numerous environmental baseline studies were undertaken as part of the BC Environmental Assessment Process being pursued by the proponents at the time; however, the process was not completed and the project was withdrawn. Socio-economic studies were not completed as part of the 1998 and 1999 studies prior to the project being withdrawn from the assessment.

Silvercorp acquired the property in February 2010 and has since re-initiated socio-environmental baseline studies for the Silvertip Mine with a view to submitting a Mines Act Permit in second quarter 2011. Although existing studies provide considerable background information on certain study areas, there have been changes in the study requirements (e.g., study methodology) and environmental regulations (e.g., species considered endangered) since the studies were completed. As such, socio-environmental studies are currently underway or will be undertaken to build on the information available from past studies and present a current baseline. These studies include:

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Climate and Meteorology Topography and Surface Drainage features Hydrology and Water Quality Noise Air Quality Fisheries and Aquatic Resources Surficial Geology, Terrain and Soils	Vegetation and Wildlife Hydrogeology Socio-economic (including land use) Socio-community Archaeology and Heritage Resources Navigable Waters First Nations Specific Considerations

The objectives of the baseline studies are to ensure:

  That sufficient data is available to enable all significant social, environmental and economic impacts and potential benefits of the proposed project to be identified, defined, and assessed.

  To identify key indicators specific to the environmental, social, and economic context of the proposed project to act as a basis for monitoring programs during construction, operation and/or closure.

As a number of studies have only recently been re-initiated, identification of socio-environmental issues relevant to the development and operation of the Project is not yet complete. However, a number of valued ecosystem components (VECs) have been identified and will be confirmed or refined through discussions with interested parties. VECs are aspects of the environment valued for environmental, social, economic, scientific, aesthetic or cultural reasons and the VECs that have the potential to interact with project components are included in the socio-environmental impact assessment. Identification of VECs is essential for focusing impact assessments and determining potentially significant effects. A preliminary list of potential VECs is provided in Table 50.

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Table 50: Preliminary List of Valued Ecosystem Components (VECs)

Valued Ecosystem Component		Rationale/Potential Effect
1)	Air Quality	Dust and Generator emissions.
2)	Visual and Aesthetics	Alteration of landscape, lighting from the mine.
3)	Groundwater

  Underground workings will act as “sink” due to dewatering during operations. Groundwater from Brinco and Silvertip Creek systems will flow towards workings.

  Potential input of metals and nitrogen constituents at closure when underground workings are flooded. Also, potential infiltration from tailings and waste dumps containing metals and nitrogen constituents. Might impact Silvertip and Brinco Creek systems.

4)	Surface water quality and fisheries resources in the Tootsee River

  Potential metal leaching and acid rock drainage. The Tootsee River, which drains Tootsee Lake about 11 km upstream from the confluence of Silvertip, contains populations of Arctic grayling, Dolly Varden, lake trout and slimy sculpin.

5)	Wildlife resources: woodland caribou, thin horn sheep (Stone), grizzly bear, wolverine, moose, furbearer species and alpine habitats.

  Habitat loss (direct and indirect) and habitat fragmentation, changes in corridor access, increased harvest pressure and increased mortality from increased road access. Noise, vibration and light disturbance during critical seasonal life stages (rearing, mating, foraging).

6)	Vegetation Resources	Loss of alpine grazing areas for ungulates, and wetland/ riparian habitats along Tootsee River valley.
7)	Species at Risk	Potential for species at risk in the project footprint or area.
8)	Noise	Potential effect on wildlife, recreationists, other land users.
9)	Community Wellness	Change in community character, wellness, closure issues.
10)	Sustainable Economic Development	Benefits and challenges for communities and individuals resulting from temporary increased wealth in local communities.
11)	Archaeology	Potential impacts on identified and unidentified sites
12)	Traditional Use and Cultural Heritage Values	Loss of use, loss of cultural and traditional resource use values.

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The preliminary list of VECs will be discussed with key interested parties and confirmed, refined (e.g., wildlife resources may be split into a number of separate VECs such as caribou habitat and habitat fragmentation) or changed as required as the studies proceed. The final project configuration and features will also help refine the VECs carried through the assessment.

Many of the potential effects on the VECs will be able to be managed or mitigated through planning. Project environmental and engineering consultants are working together to identify means to mitigate as many potential issues as possible through the design of the mine facilities and planning for closure. For example, aesthetic impacts can be mitigated at closure through re-vegetation and consideration of local landforms, groundwater and surface water impacts can be managed through engineering design and proper monitoring. Potential mitigation measures will also be discussed with First Nations and stakeholders through the project consultation process.

The results of all baseline and impact assessment studies will be presented in the Mines Act Permit Application anticipated to be submitted in second quarter 2011.

19.7.5 Data Gaps

A gap analysis was undertaken to identify key gaps in existing data to help focus the 2010 and 2011 baseline gathering activities. Key data gaps for the socio-environmental assessment include:

  Final definition of the mine plan.

  Site specific climate, air quality and noise data.

  Fisheries resources in the Tootsee River need confirmation for the species present (e.g. lake trout) in the Tootsee; spawning areas near the confluence with Silvertip Creek; and along the road re-alignment areas.

  Habitat characterization for potential red-listed species present in the Project footprint.

  Aquatic baseline data for invertebrates and periphyton.

  Terrestrial ecosystem mapping to currently required levels.

  Current socio-economic information.

  Static and kinetic testing of ARD potential

  Hydrogeological and groundwater quality baseline data is limited.

  Current hydrology information.

  Surface water quality data are limited for characterizing natural variability and existing baseline data water quality.

  Wildlife and terrestrial habitat information at the currently required level of detail.

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Studies are currently underway to address the data gaps identified and discussions are ongoing with regulatory agencies and First Nations to confirm that the scope of studies being undertaken meets the requirements of reviewing agencies and First Nations. Current plans are for the project studies to be completed, to the extent possible, by second quarter 2011, and for the Mines Act Permit application to be submitted by late second quarter 2011. This timing as well as the findings of the studies will be discussed with agencies as the studies proceed.

19.7.6 Environmental Management

An Environmental Management Plan (EMP) is a document that describes the environmental practices and procedures to be applied during the construction, operation and decommissioning of the Project to help avoid or mitigate potential adverse environmental and socio-economic effects. The component plans of the EMP may include, but are not limited to the following:

  Construction Environmental

  Fisheries and Aquatic Resources Management Plan

  Vegetation Management Plan

  Wildlife Management Plan

  Transportation Management Plan.

  Water Resources Management Plan

  Noise Management Plan

  Sediment and Erosion Management Plan.

  Soil Management Plan

  Hazardous Materials Storage and Management Plan.

  Archaeological Impact Management

  Ore and Waste Rock Management Plan.

  Tailing Management Plan.

  Explosive Management Plan

  Air Quality Management Plan

  Spill Management Plan

  Emergency Response Plan

  Waste Management Plan

  Landscape Design and Site Restoration

  Health and Safety Plan

  Fire Management Plan

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The Application will also include an assessment of the likelihood and severity of accidents or malfunctions. The results of this assessment as well as all other project studies will guide the development of the EMP and component plans.

An environmental effects monitoring program will be developed to inform the EMP and component plans, measure the success of key management strategies, and identify any amendments that may be necessary.

19.8 Project Development Schedule

Silvercorp intends to apply for a small mines permit in 2011 and to move the project to a producing mine under the Mines Act, utilizing a Small Mines Permit. Further engineering and environmental studies will also continue in 2011.

19.9 Taxes and Royalties

The economic analysis has been completed on a pre-tax basis.

The Canadian mining taxation regime is essentially a three-tiered tax system:

  Federal income tax is levied on a mining operation’s taxable income (generally being net of operating expenses, depreciation allowance on capital assets and the deduction of exploration and pre-production development costs).

  Provincial and territorial income taxes are based on the same (or similar) taxable income.

  Provincial and territorial mining taxes, duties, or royalties are levied on a separate measure of production profits or revenues.

The federal corporate income tax rate for 2008 was 19.5% and will be decreasing in phases to 15% by 2012 under mandated reductions. The British Columbia tax rate is 15%, levied on taxable income as calculated for Federal purposes. Both Provincial and Federal taxes would apply to an operation at the Silvertip site.

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19.10 Capital Cost Estimates

Capital costs for this study are estimated to an accuracy of +/- 40%. Estimates are based on cost estimation data and data that Golder has on file. No contractor or equipment quotations were specifically sought for this study. Estimates are for new equipment.

19.10.1 Plant

The mill facility capital cost estimate includes crushing and grinding in a closed circuit, costs for a steel-framed, composite sheeted mill building complete with lighting, power and HVAC.

The costs have been estimated for the three following options:

  Option 1 is for a nominally 200 tpd crushing, screening, grinding and differential flotation facility, winterized for deployment in Northern BC (to produce 72,000 tonnes per annum);

  Option 2 is for the provision of a maximum 500 tpd dense media separation plant integrating with the Option 1 mill and operating at a nominal feed rate of 500 tpd, similarly winterized but to be operated seasonally at 72,000 tonnes per annum; and,

  Option 3 is for the addition of a second grinding and flotation line for an operating capacity of 1000 tonnes per day, again suitable for deployment in Northern BC.

Costs are estimated from recent capital cost estimates for crushing and screening, dense media separation and grinding and flotation facilities. Costs are factored from several projects of different rated capacity and scaled using the capital scaling formula with additional provision for transport and winterization on account of the remote northern location. Where possible, recent budget quotations for process equipment such as crushers DMS plants and mills have been obtained for accuracy.

19.10.2 Site Infrastructure

Electrical power will be provided by generators. Distribution to the mine would be at 4 kV via 4 main feeders provided in the substation; underground services, HVAC, mill motor control centre (MCC), and spare. A centralized mill MCC and control room would be provided as an annex to the mill building. Substations and MCCS would be brick with insulated cast concrete roof slabs (or to BC Hydro specifications as required).

Capital costs have been estimated for the infrastructure to support the underground mining and milling activities at the Silvertip project. All structures are assumed to be steel framed with 75 mm thick composite wall sheeting, and 100 mm composite roof sheeting. Camp accommodation would be provided by upgrades as appropriate to the existing 50 person dormitory and kitchen on site. A gravel site access road is already existing at Silvertip; some upgrades will be required; access road assessments can be completed at the prefeasibility level. The site local to the mine and mill workings will be fenced with a chain link fence complete with a double gate and gatehouse at the site entrance.

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A main office will be provided for the combined mine and mill staff complement, as well as an adjacent change house and shift office. Change house facilities would be suitable for a maximum of 30 persons simultaneously. A 10% allowance (3 to 5 persons) for management and female change house facilities has been included.

A surface workshop will be provided, complete with drive-in roller shutter door, 2 tonne overhead jib crane, oil storage, tool store, and office. An on-site laboratory is provided with sample preparation and assay capabilities only. Capital costs are shown in Tables 51 to 53.

Table 51: Option 1 – ‘200 tpd’ Crushing, Grinding and Flotation Plant

Area	Budget
Crushing & Screening	$2,503,098
Milling, flotation, reagents and concentrate handling	$1,544,635
Tailings Handling	$555,057
Plant Conveyors	$1,436,118
Plant services	$1,549,797
Plant piping system	$329,793
Plant power system	$1,270,648
Freight and transport	$210,008
Site preparation, bulk earthworks, roads and terraces	$1,384,399
Infrastructure & Buildings	$2,711,637
Electrical buildings	$115,912
Subtotal	$13,611,101
Engineering procurement and construction	$3,402,775
First fill & Spares	$364,519
Contingency 15%	$2,606,759
Total	$19,985,154

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Table 52: Option 2 – Additional 500 tpd DMS Facility plus Supporting Infrastructure

Area	Option 2
DMS Plant	$3,068,030
Product Handling	$1,612,500
Plant power system	$1,270,648
Freight and transport	$210,008
Electrical buildings	$115,912
Subtotal	$6,277,098
Engineering procurement and construction	$1,569,275
Total	$15,692,745

Table 53: Option 3 – Additional ‘200 tpd’ Flotation Module and Supporting Infrastructure

Area	Option 3
Crushing & Screening
Milling, Flotation, Reagents and Concentrate Handling	$1,544,635
Plant Services	$1,549,797
Plant Piping System	$329,793
Plant Power System	$1,270,648
Freight and Transport	$210,008
Electrical Buildings	$115,912
Engineering Procurement and Construction	$1,255,198
First Fill & Spares	$364,519
Subtotal	$6,640,510
Contingency 15%	$996,077
Total	$7,636,587

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19.10.3 Mine

Mine mobile equipment cost estimates have been based on purchasing new equipment. These are summarized in Tables 54 to 56.

Table 54: Mine Equipment Capital Cost Summary 200 tpd

Type	Quantity	Purchase Price	Used Price*	Total Cost
3.0 m3 LHD	2	$435,000	$350,000	$870,000
1.2 m3 LHD	1	$168,000	$110,000	$168,000
20 tonne Truck	2	$525,000	$300,000	$1,050,000
Drill Jumbos – 2 Boom	2	$592,000		$1,184,000
Mechanized Bolter	2	$650,000		$1,350,000
Scissorlifts	2	$270,000	$202,500	$540,000
Jeeps	2	$80,000	-	$160,000
Fans	6	$40,000	-	$240,000
Kubota 5740	2	$25,000		$50,000
Subtotal				$5,562,000
Misc.	10%			$556,200
Sustaining	2%			$111,240
Total				$6,229,440

Table 55: Mine Equipment Capital Cost Summary 500 tpd Seasonal Operation.

Type	Quantity	Purchase Price	Used Price*	Total Cost
3.0 m3 LHD	2	$435,000	$350,000	$870,000
1.2 m3 LHD	1	$168,000	$110,000	$168,000
20 tonne Truck	3	$525,000	$300,000	$1,575,000
Drill Jumbos – 2 Boom	2	$592,000		$1,184,000
Mechanized Bolter	2	$675,000		$1,300,000
Scissorlifts	2	$270,000	$202,500	$540,000
Jeeps	2	$80,000	-	$160,000
Fans	6	$40,000	-	$240,000
Kubota 5740	2	$25,000		$50,000
Subtotal				$6,087,000
Misc.	10%			$608,700
Sustaining	2%			$121,740
Total				$6,817,440

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Table 56: Mine Equipment Capital Cost Summary 1000 tpd Operation

Type	Quantity	Purchase Price	Used Price*	Total Cost
3.0 m3 LHD	3	$435,000	$350,000	$1,305,000
1.2 m3 LHD	1	$168,000	$110,000	$168,000
20 tonne Truck	4	$525,000	$300,000	$2,100,000
Drill Jumbos – 2 Boom	4	$592,000		$2,368,000
Mechanized Bolter	2	$675,000		$1,300,000
Scissorlifts	3	$270,000	$202,500	$810,000
Jeeps	4	$80,000	-	$320,000
Fans	8	$40,000	-	$320,000
Kubota 5740	4	$25,000		$50,000
Subtotal				$8,741,000
Misc.	10%			$874,100
Sustaining	2%			$175,000
Total				$9,790,100

All underground mine development constructed to access the PEM is assumed to be capitalized in this study. This includes all declines, level access, ventilation raises and ventilation access drifts, re-muck bays and miscellaneous development in support of primary mine development. The existing portal and drifts need to be re-habilitated once the existing workings are de-watered. It is assumed that additional ground support will be required and mine services will need upgrading. The condition of these existing workings is unknown so an estimated cost of $1,000 per meter is used in this study for rehabilitation. A summary of the LOM development capital costs is given in Table 57.

Table 57: Summary of Capital Mine Development (LOM).

Development Type	Quantity (meters)	Unit Rate ($/m)	Total Cost
Re-hab Drifts	1900	$1,000	$1,900,000
Ramps	2,400	$5,000	$12,000,000
Level Access	1150	$4,700	$5,405,000
Ventilation Raises	700	$4,500	$3,150,000
Ventilation Access	200	$4,700	$940,000
Re-muck/Safety Bays @ 10%	110	$4,500	$495,000
Sub-total	6460		$23,890,000
10% Miscellaneous	646	$4,500	$2,389,000
Total			$26,279,000

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19.10.4 Tailings Facility

A tailings storage facility (TSF) to contain approximately 500,000, 700,000 and 1,000,000 cubic metres for the 200 tpd, 500 tpd and the 1000 tpd scenarios, respectively, has been provided for in the costs. Water management costs including seepage collection channels, collection ponds and storm water diversion are also estimated. A summary of the civil and earthworks capital costs associated with both the TSF and water management are summarized in Tables 58 to 60. For simplicity, the 200 tpd and the 500 tpd seasonal operations are prorated on total volume required from the 1000 tpd model.

Table 58: Pre-Production Tailings and Water Management Capital Costs 200tpd

Item	Estimate ($CDN)
Tailings Area	$490,050
Water Management	$618,420
Sub-Total	$1,108,470
Contingency (15%)	$166,270
Total	$1,274,740

Table 59: Pre-Production Tailings and Water Management Capital Costs 500tpd Seasonal

Item	Estimate ($CDN)
Tailings Area	$673,818
Water Management	$850,327
Sub-Total	$1,524,146
Contingency (15%)	$228,621
Total	$1,752,768

Table 60: Pre-Production Tailings and Water Management Capital Costs 1000tpd

Item	Estimate ($CDN)
Tailings Area	$980,100.00
Water Management	$1,236,840.00
Sub-Total	$2,216,940.00
Contingency (15%)	$332,541.00
Total	$2,549,481.00

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19.10.5 Project Life Capital Costs

The life-of-mine capital costs are presented in Tables 61 to 63 with a breakdown of pre-production and sustaining capital costs.

Table 61: LOM Capital Spending Schedule 200 tpd

Cost Center	Pre-Production	Sustaining Capital
		Year 1	Year 2	Year 3	Year 4	Year 5-16 Per Year
Mine Equipment	$6,229,440	$111,240	$111,240	$111,240	$111,240	$111,240
Mine Development	$1,500,000	$6,995,942	$8,895,606	$1,575,606	$855,606	$855,606
Plant	$19,985,000	$399,700	$399,700	$399,700	$399,700	$399,700
Infrastructure	$4,649,256	$871,296	$107,543	$107,543	$107,543	$107,543
Totals	$32,363,696	$8,378,178	$9,514,089	$2,194,089	$1,474,089	$1,474,089

Table 62: LOM Capital Spending Schedule 500 tpd Seasonal

Cost Center	Pre-Production	Sustaining Capital
		Year 1	Year 2	Year 3	Year 4	Year 5-21 Per Year
Mine Equipment	$6,817,440	$121,740	$121,740	$121,740	$121,740	$121,740
Mine Development	$1,500,000	$6,995,942	$8,895,606	$1,575,606	$855,606	$855,606
Plant	$35,678,000	$713,000	$713,000	$713,000	$713,000	$713,000
Infrastructure	$5,036,860	$1,274,404	$123,047	$123,047	$123,047	$123,047
Totals	$49,032,300	$9,105,086	$9,853,393	$2,533,393	$1,813,393	$1,813,393

Note: Electricity will be generated on site, these costs are included in the plant capital, the 500 tpd seasonal operation requires approximately 2.5 Megawatts for mine and mill. More detailed analysis of power requirements will be completed at the next level of study.

Table 63: LOM Capital Spending Schedule 1000 tpd.

Cost Center	Pre-Production	Sustaining Capital
		Year 1	Year 2	Year 3	Year 4	Year 5-7 Per Year
Mine Equipment	$9,970,100	$175,000	$175,000	$175,000	$175,000	$175,000
Mine Development	$1,500,000	$6,995,942	$8,895,606	$1,575,606	$855,606	$855,606
Plant	$43,315,000	$866,300	$866,300	$866,300	$866,300	$866,300
Infrastructure	$6,949,066	$138,981	$138,981	$138,981	$138,981	$138,981
Totals	$61,734,166	$8,176,223	$10,075,887	$2,755,887	$2,035,887	$2,035,887

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19.11 Operating Cost Estimates

The operating costs have been estimated from first-principles and are considered accurate to within +/-40%. No supplier quotations were sought for this preliminary study.

The operating costs are summarized in Tables 64 to 66 for each of the main cost centers. No royalties are payable to third parties.

Table 64: Summary of Operating Costs, 200tpd
Category	Annual Cost	Cost/tonne
Mining	$12,960,000	$180
Processing	$2,304,000	$33
General & Administration	$2,888,000	$39
Total Operating	$18,144,000	$252

Table 65: Summary of Operating Costs, 500 tpd Seasonal
Category	Annual Cost	Cost/tonne
Mining	$9,720,000	$135
Processing	$2,304,000	$33
General & Administration	$2,888,000	$37
Total Operating	$14,904,000	$205

Table 66: Summary of Operating Costs, 1000 tpd
Category	Annual Cost	Cost/tonne
Mining	$37,800,000	$105
Processing	$5,400,000	$15
General & Administration	$3,600,000	$10
Total Operating	$46,800,000	$130

The following section describes the main operating cost categories in more detail.

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19.11.1 Mining

Consumables equipment costs and labour rates have been estimated from Golder’s database of underground mining costs and available benchmark data. The temporary access ramps that provide access to the five 4 m lifts comprising each 20 m sublevel are considered as mine operating costs.

A breakdown of the mine operating costs are provided in Tables 67 to 69 for each of the three mining scenarios.

Table 67: Mine Operating Cost Summary 200 tpd
Mining Costs (no Labour)	$3,357,385	$45	25%
Mining Labour Cost - Hourly	$6,999,240	$94	52%
Mining Labour Cost - Staff	$2,816,100	$38	21%
Mine Expenses	$200,000	$3	1%
Total Mining Cost	$13,372,725	$180

Table 68: Mine Operating Cost Summary 500 tpd - Seasonal
Mining Costs (no Labour)	$3,357,385	$46	34%
Mining Labour Cost - Hourly	$6,999,240	$48	35%
Mining Labour Cost - Staff	$2,816,100	$38	29%
Mine Expenses	$200,000	$3	2%
Total Mining Cost	$13,372,725	$135

Table 69: Mine Operating Cost Summary 10000-tpd
Mining Costs (no Labour)	$10,159,504	$27	26%
Mining Labour Cost - Hourly	$25,316,400	$67	64%
Mining Labour Cost - Staff	$3,740,100	$10	9%
Mine Expenses	$200,000	$1	1%
Total Mining Cost	$39,416,004	$105

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19.11.2 Plant

Operating costs have been estimated for the 3 scenarios. Operating costs include primary power, water, labour, maintenance, reagents and consumables. In each case, the power cost has been calculated using $0.18/kWh, water is at nominally $1.00/t, labour is as shown and reagents, including grinding media at the present published cost per tonne and consumptions, are as indicated. All costs presented are ±40% in 2010 US Dollars.

Operating cost breakdowns for the 3 scenarios are presented in Tables 70 to 72.

Table 70: Option 1 – ‘200 tpd’ grinding and flotation
Ops Costs	Quantity	Unit	Annual Cost	Cost
Power				$3.84
Water				$2.00
Labour
Operators	4.00	$16.00	$834,153.09
Sup	1.00	$4.00	$219,368.89
Maint	3.00		$156,403.70
Maint F/M	1.00		$54,842.22
Met	1.00		$91,523.21
Lab	1.00		$54,842.22
Sub Total		$26.00	$1,411,133.33
Burden			$352,783.33
Subtotal			$1,763,916.67
Subtotal per tonne			$16.56	$16.56
Maintenance				$6.39
Reagents & Consumables
Grinding media	$0.50	$3,000.00		$1.00
Lime	$1.00	$1,000.00		$0.75
NaCN	$1.00	$1,000.00		$0.75
KAX	$1.00	$1,000.00		$0.75
Tailings				$1.00
Total Per Tonne				$33.05

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Table 71: Option 2 – 500tpd Dense Media Plant, Grinding and Flotation
Ops costs	Quantity	Unit	Annual Cost	Cost
Power				$2.60
Water				$1.50
Labour
Operators	5.00	20.00	$1,042,691.36
Sup	1.00	4.00	$219,368.89
Maint	4.00		$208,538.27
Maint F/M	1.00		$54,842.22
Met	1.00		$91,523.21
Lab	1.00		$54,842.22
Total	13	31.00	$1,671,806.17
Burden			$417,951.54
			$2,089,757.72
			$11.77	$11.77
Maintenance				$3.83
Reagents & Consumables
FeSi	200g/t	$1,400.00	/t	$0.28
Grinding media	1 kg /t	$1,250.00	/t	$1.25
Lime	750g/t	$1,000.00	/t	$0.75
NaCN	100 g/t	$1,000.00	/t	$0.10
KAX	100 g/t	$1,000.00	/t	$0.10
SIPX	50 g/t	$1,000.00	/t	$0.05
Tailings				$1.00
Total				$23.21

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Table 72: Option 3 – 1000tpd Dense Media Plant, Grinding and Flotation
Ops Costs	Quantity	Unit	Annual Cost	Cost
Power				$2.05
Water				$1.00
Labour
Operators	6.00	24.00	$1,251,229.63
Sup	1.00	4.00	$219,368.89
Maint	4.00		$208,538.27
Maint F/M	1.00		$54,842.22
Met	1.00		$91,523.21
Lab	1.00		$54,842.22
Total		35.00	$1,880,344.44
Burden			$470,086.11
subtotal			$2,350,430.56
Subtotal per tonne			$6.62	$6.62
Maintenance				$1.92
Reagents & Consumables
FeSi	200g/t	$1,400.00	/t	$0.28
Grinding media	1 kg /t	$1,250.00	/t	$1.25
Lime	750g/t	$1,000.00	/t	$0.75
NaCN	100 g/t	$1,000.00	/t	$0.10
KAX	100 g/t	$1,000.00	/t	$0.10
SIPX	50 g/t	$1,000.00	/t	$0.05
Tailings				$1.00
Total				$15.25

19.11.3 General and Administration

Site general and administrative (G&A) costs include management salaries and overheads, site security, office equipment and general expenses, camp costs and transportation costs to and from site. These G&A costs are summarized in Table 73. These costs are based on similar projects.

Table 73: General and Administrative Expense
Daily Production	Annual Production	G&A $/tonne
200 tpd	72,000	$39
500tpd	72,000	$37
1000tpd	360,000	$10

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19.12 Economic Analysis

19.12.1 Project Cash Flows

Tables 74 to 78 show the preliminary cash flows for the three scenarios considered. All cash flows presented in this report are pre-tax and use a discount rate of 8%. A discount rate of 0% is provided for the base case as a comparison, and additionally, an upside scenario using higher metal prices is considered. Prices used for this upside scenario are as indicated in Table 74.

Table 74: Metals Prices, USD – Upside Price Case
Silver	$25.00 per ounce
Zinc	$1.00 per pound
Lead	$1.00 per pound

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Table 75: Preliminary Cash Flow for 200 tpd Operation (8% discount rate).
		Year -1	Year 1	Year 2	Year 3	Year 4	Year 5
Ore Milled	Tonnes		72,000	72,000	72,000	72,000	72,000
Tonnes Milled			72,000	72,000	72,000	72,000	72,000
Ore Value			$38,711,715	$42,506,191	$24,154,632	$24,154,632	$24,154,632
Revenue			$38,711,715	$42,506,191	$24,154,632	$24,154,632	$24,154,632
Operating Costs	$252		$18,155,520	$18,155,520	$18,155,520	$18,155,520	$18,155,520
Net Revenue			$20,556,195	$23,774,671	$5,999,112	$5,999,112	$5,999,112
Capital Costs		-$32,363,696	$8,378,178	$9,514,089	$2,194,089	$1,474,089	$1,474,089
Cashflow		($32,363,696)	$12,178,017	$14,260,582	$3,805,023	$4,525,023	$4,525,023
Rate 8%
NPV	$22	Million
IRR	21%

Note:	Year 5 through 16 the cash flow is constant
Year 1 includes an estimate for the stockpile material.

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Table 76: Preliminary Cash Flow for 500 tpd Seasonal Operation – Base Case (8% and 0% discount rate, 3 Year Average Metals Prices).
Base Case	3 yr Prices	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5
Ore Milled	Tonnes		72,000	72,000	72,000	72,000	72,000
Tonnes Milled			72,000	72,000	72,000	72,000	72,000
Ore Value	varies		$38,711,715	$43,395,403	$23,829,773	$23,829,773	$23,829,773
Revenue			$38,711,715	$43,395,403	$23,829,773	$23,829,773	$23,829,773
Total Operating Costs			$14,771,520	$14,771,520	$14,771,520	$14,771,520	$14,771,520
Net Revenue			$24,000,195	$28,623,883	$9,058,253	$9,058,253	$9,058,253
Capital Costs		-$49,032,300	$9,105,086	$9,853,393	$2,533,393	$1,813,393	$1,813,393
Cashflow		($49,032,300)	$14,895,109	$18,770,490	$6,524,860	$7,244,860	$7,244,860
Rate 8%
NPV	$41	Million
IRR	21%
Rate 0%
NPV	$122	Million
Note: Year 1 includes an estimate for the stockpile material. Cash flow is constant for Year 5 through 21.

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Table 77: Preliminary Cash Flow for 500 tpd Seasonal Operation – Upside Case (8% and 0% discount rate,)
Upside Price Case		Year -1	Year 1	Year 2	Year 3	Year 4	Year 5
Ore Milled	Tonnes		72,000	72,000	72,000	72,000	72,000
Tonnes Milled			72,000	72,000	72,000	72,000	72,000
Ore Value	varies		$52,615,466	$59,776,579	$32,188,319	$32,188,319	$32,188,319
Revenue			$52,615,466	$59,776,579	$32,188,319	$32,188,319	$32,188,319
Total Operating Costs			$14,771,520	$14,771,520	$14,771,520	$14,771,520	$14,771,520
			$14,771,520	$14,771,520	$14,771,520	$14,771,520	$14,771,520
Net Revenue			$37,843,946	$45,005,059	$17,416,799	$17,416,799	$17,416,799
Capital Costs		$49,032,300	$9,105,086	$9,853,393	$2,533,393	$1,813,393	$1,813,393
Cashflow		$(49,032,300)	$28,738,860	$35,151,666	$14,883,406	$15,603,406	$15,603,406
Rate 8%
NPV	$136	Million
IRR	49%
Rate 0%
NPV	$311	Million

Note:	The milling cost for the 500tpd seasonal operation is assumed to be the same as the 200 tpd year round operation.
Includes an estimate for the stockpile material in year 1. Cash flow is constant for Year 5 through 21.

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Table 78: Preliminary Cash Flow for 1000 tpd Option (8% discount rate, Base Case metal prices).
	3yr Prices	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5
Ore Milled	Tonnes		72,000	72,000	180,000	360,000	360,000
Tonnes Milled			72,000	72,000	180,000	360,000	360,000
Ore Value			$41,017,348	$43,851,146	$47,543,347	$127,800,054	$127,800,054
Revenue			$41,017,348	$43,851,146	$47,543,347	$127,800,054	$127,800,054
Total Operating Costs			$18,169,057	$18,169,057	$23,940,000	$47,750,059	$47,750,059
Net Revenue			$22,848,291	$25,682,090	$23,603,347	$80,049,995	$80,049,995
Capital Costs		-$61,734,166	$8,176,223	$10,075,887	$2,755,887	$2,035,887	$2,035,887
Cashflow		$(61,734,166)	$14,672,068	$15,606,203	$20,847,460	$78,014,108	$78,014,108
Rate 8%
NPV	$229	Million
IRR	51%

Note:	For Year 5 through 7 the cash flow is constant
Includes an estimate for the stockpile material in Year 1.

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The pre-tax Net Present Values (NPV) for the three mining options (200 tpd, seasonal 500 tpd and 1000 tpd) are $22 Million, $41 Million and $229 Million, respectively.

19.12.2 Sensitivity Analysis

Figure 51 and 52 shows the Project’s incremental sensitivity to changes in the metal prices (lead, zinc and silver), capital costs, and operating costs. The project is most sensitive to metals prices. The base case, or the intersection point of the three lines, is the 500 tpd seasonal operation which produces 72,000 tonnes per annum.

Figure 51: Net Present Value (NPV) Sensitivity to Key Parameters.

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Figure 52: Internal Rate of Return (IRR %) Sensitivity to Key Parameters

19.12.3 Payback

Table 79 indicates the preliminary payback periods for the various options studied.

Table 79: Payback period

Daily Production	Annual Production	Payback Years
200 tpd	72000	4.5
500 tpd Seasonal	72000	4.0
1000 tpd	360000	3.5

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19.13 Mine Life

Table 80 shows the mine life for the options studied

Table 80: Mine Life

Daily Production	Annual Production	Mine Life Years
200 tpd	72000	16
500 tpd Seasonal	72000	21
1000 tpd	360000	7

Silvercorp is currently continuing with exploration drilling on the property and there is up-side potential to increase the resource tonnes and extend the life of the mine.

19.14 Risk Assessment

19.14.1 Economic

The project is very sensitive to metals prices. For example, with a 10% drop in the price of lead, zinc and silver the base case generated a negative rate-of-return. This risk is somewhat mitigated given that current metal prices are higher than the base case prices used in this study, which were the three-year historic averages. Using the preliminary cost model and the current metal prices as of January 2011 the project has a NPV of $199 Million with an Internal Rate of Return of 68% (500 tpd seasonal operation producing 72,000 tonnes per annum).

19.14.2 Environmental

With any new mine in the province of British Columbia, there are significant regulatory hurdles.

19.14.3 Metallurgical

The Silvercorp Potentially Economic Material is complex, and as such, significant metallurgical risk exists. Ongoing studies are being conducted but this report relies on the average recoveries for all tests completed to date. There may be some opportunity for improving recoveries and testwork is being conducted.

19.14.4 Mining

Due to the generally poor quality rock, significant cost may be incurred for local ground support to keep headings open. There is also the possibility of intersecting water filled voids. Furthermore, dilution could be higher than estimated in this study.

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20.0 INTERPRETATIONS AND CONCLUSIONS

20.1 Resources

The current resources that are NI-43-101 compliant as prepared by Randy Cullen, P.Geo are as indicated in Table 81 below.

Table 81: Global Resource Estimate

Ag Eq. (g/t)	Classification	Tonnage	Silver (g/t)	Lead (%)	Zinc (%)	Gold (g/t)
>200	Indicated	2,349,055	352	6.73	9.41	0.54
	Inferred	459,896	343	6.18	9.81	0.23
>400	Indicated	1,976,664	398	7.65	10.35	0.58
	Inferred	357,713	413	7.50	11.05	0.26
>1000	Indicated	705,373	631	12.24	13.18	0.79
	Inferred	120,569	739	12.99	14.59	0.51

20.2 Environmental

Although existing studies provide considerable background information on certain study areas, there have been changes in the study requirements (e.g., study methodology) and environmental regulations (e.g., species considered endangered) since the studies were completed. As such, socio-environmental studies are currently underway, or will be undertaken, to build on the information available from past studies and present a current baseline.

20.3 Metallurgical

Lock cycle process recoveries achieved to date are shown in Table 82. These recoveries were used in the preparation of the economic analysis.

Table 82: Expected Recovery from Processing

Metal	Recovery
Silver (Ag)	75.8%
Lead (Pb)	85.5%
Zinc (Zn)	82.9%

Results indicate that nominally acceptable recoveries can be achieved to generate smeltable Ag/Pb, and Zn concentrates using pre-concentration by gravity methods followed by a conventional sequential Ag-Pb-Zn flotation with closed circuit cleaning.

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20.4 Mining

Drift and Fill is the proposed mining method due to geotechnical considerations, and the irregular shape and continuity of the Potentially Economic Material. The base case mining option of 500 tpd operating for six months per year generates a potentially mineable resource of 1.49 Mt with average grades of 470 g/t (Ag), 10.4% (Zn) and 8.9% (Pb) at an NSR cutoff of $205 per tonne. The base case mine life is 21 years with a 4 year payback. Fill material can be cemented rock or paste fill. Mining can commence in the higher grade Silvercreek zone to which there is existing access and this approach improves the Project NPV.

20.5 Economics

The economic assessment of the Silvertip project shows that the project is profitable if the mine is operated at 200 tpd, or 72,000 tpa, when operated on a full year basis, and that the economics are improved if the mine is operated at 500 tpd on a seasonal basis. Additionally, the mine life is extended from 16 years to 21 years. When operated seasonally, the 500 tpd operation would still produce only 72,000 per year allowing for an operation under the small mines permit in BC. The preliminary NPV of the 500 tpd seasonal operation is $41 million with an internal rate of return of 21% (three year historic prices). Using the preliminary cost model and the current metal prices as of January 2011 the project has a NPV of $199 million with an Internal Rate of Return of 68% (500 tpd seasonal operation producing 72,000 tonnes per annum). The Project is most sensitive to metal prices. A 10% drop in prices produces a negative NPV while a 10% increase in prices produces an 80% increase in NPV to $ 72 million.

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21.0 RECOMMENDATIONS

21.1 Geological

A work program has been proposed to address the potential for discovery of high tonnage mineralization adjacent and peripheral to the known resource at Silvertip. Based on the CRD model, the exploration program will search for both additional manto-style deposits and the high tonnage feeder zones for these mantos as well as the more proximal copper gold skarn mineralization. These additional deposits may be found below, adjacent to or well removed from the known mineralization as a result of the primary emplacement ‘plumbing system’ or due to subsequent tectonic events including thrusting and folding that may have displaced the mantos from their source terrain.

The proposed exploration program includes regional-scale geochemical and geophysical surveys to define additional drill targets associated with feeder zones and more proximal gold copper skarn mineralization. Grid-based soil sampling will explore for anomalous Ag, Pb, and Zn mineralization peripheral to the Silvertip deposit in a 10 km x 10 km area. Additional CSAMT geophysical surveys will transect the mineralized zones in east–west lines to explore for structures and mineralization that may be associated with feeder zones and proximal deposits. Primary targets are the 65 Zone area, the Camp Creek and Silvertip hill faults along with the main mineralized lobe of the Silver Creek Zone. CSAMT lines are also planned running north–south in the vicinity of the Discovery North Zone to aid in identifying additional mantos as well as extensions to the zone that may bring it into contact with the Discovery Zone.

Follow-up work is proposed to include additional drilling to explore the most compelling targets emerging from the regional scale program as well as in-fill and step-out drilling to upgrade the current resource through discovery of additional manto-style mineralization. Target areas include the gaps between the four zones, especially between Discovery and Discovery North and the gaps between satellite drill holes that have intersected mineralization at points well removed from the contiguous resource.

Silvercorp geologists also a plan to drive an exploration drift as shown in Figure 49 and drill approximately 5000 metres per year from this exploration drift.

21.2 Environmental

Silvercorp should continue to prepare the necessary environmental baseline studies required for permitting. The Project is subject to an assessment under the Mines Act Permit process in British Columbia as a small mine (i.e., a mining operation with an annual capacity of up to 75,000 tonnes). The Project may also be subject to review under the Canadian Environmental Assessment Act although a trigger for a CEAA assessment has not been identified to date. However, the possibility of a CEAA review is being considered in all socio-environmental studies being undertaken.

21.3 Metallurgical

Silvercorp should continue with metallurgical studies to improve on metal recovery. SGS Minerals Services Ltd., is currently working on metallurgical process analysis. Once these metallurgical studies are complete, a final process plant can be designed. Silvercorp has indicated a preference to have the process plant desiged and built in China. Prior to fabrication the plant specifications will need to be reviewed by a Canadian engineering firm to ensure Canadian standards are met.

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21.4 Mining

A Drift-and-Fill mining method is recommended for the Silvertip deposit. Silvercorp will need a detailed mine plan to present to the ministry prior to permit approval and this can be completed during the feasibility study. Fill material can be cemented rock or paste fill, although a paste plant will mininmize the placement of tailings on the surface. At this preliminary stage, Golder recommends a seasonal operation to produce 72,000 tonnes per annum. To produce this tonnage on a seasonal basis of six months per year would require a mill capable of processing 500 tonnes per day. Mining should commence in the higher grade Silver creek zone, to which there is existing access.

Additional geotechnical information and analysis required at the next level of engineering study is as follows:

  Additional drilling for geotechnical purposes (detailed core logging possibly with core orientation) within the Silver Creek and the Discovery zones.

  Complete data entry and processing of existing geotechnical data (including photographs).

  Additional strength tests on all rock types to confirm the results of the 1998 testing.

  An investigation into the potential corrosiveness of the ground water.

  Preparation of a Rock Mass Rating (RMR) block model to better understand and predict zones of weakness.

  Further design work on the Tailings Storage Facility.

  Initiation of a paste backfill testing program.

Detailed hydrogeology, water management and surface geotechnical studies are required for the Project.

21.5 Economics

The Silvertip Project shows economic potential and Silvercorp should proceed to the pre-feasibility level of study.

Silvercorp should initiate the process of applying for a Small Mines Permit in BC, utilizing a seasonal operation to produce 72,000 tonnes per annum.

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22.0 CLOSURE

We trust this report meets your current needs. Should you have any questions, feel free to contact the undersigned.

GOLDER ASSOCIATES LTD.

/s/ Albert Siega	/s/ David Sprott
Albert Siega, P.Eng. (BC)	David Sprott, P.Eng. (BC, ON)
Senior Mining Engineer	Associate, Senior Mining Engineer

AS/DS/ja/aw

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23.0 REFERENCES

Abbott, G. (1983): Silver-bearing veins and replacement deposits of the Rancheria district; in Yukon Exploration and Geology 1983, Indian and Northern Affairs Canada, Exploration and Geological Services Division, Whitehorse, p. 34-44.

Archambault, M. (1985): Geology and mineralography of the Silver Creek deposit, Midway Property, north-central British Columbia. Unpublished M.Sc. thesis, University of British Columbia, 96 pp.

Bradford, J.A. (1988): Geology and genesis of the Midway silver-lead-zinc deposit, north-central British Columbia; unpublished M.Sc. thesis, University of British Columbia, 285 pp.

Brook Hunt Associates, (2010)

Cordilleran Engineering (1985): Midway - 1984 Summary Report, Volume I, August 1985. CostMine (2010): Infomine USA, Inc.

Curtis, L.W. (1986): Report on an Examination of the Midway Property. Curtis and Associates Inc. February 10, 1986.

Gabrielse, H. (1963): McDame Map Area, Cassiar District, British Columbia; Geological Survey of Canada, Memoir 319, 138pp.

Jarvis, K.D.G. and Butler, D.B. (2001): Silvertip 2001 AMT Survey, Final Report; Whytecliff Geophysics Ltd., August 28, 2001.

Kitimat Daily News, April 23, 2010 McCarthy 1993 - Narrow_Vein_Mining

Megaw, P. K.M. (1998): Report on field visit to Silvertip project, northern British Columbia, Canada; SMC company files, dated August 10, 1998.

Megaw, P. K.M. (2000): Silvertip core review and discussions; SMC company files, dated March 14, 2000.

Nelson, J.L. (1993): The Sylvester Allochthon: Upper Palaeozoic marginal basin and island arc terranes in Northern British Columbia. Canadian Journal of Earth Sciences, Volume 30, pp. 631 - 643.

Nelson, J.L. and Bradford, J.A. (1987): Geology of the Midway area, northern British Columbia (104O/16); B.C. Ministry of Energy, Mines and Petroleum Resources, Open File 1987-5.

Nelson, J.L. and Bradford, J.A. (1993): Geology of the Midway-Cassiar area, northern British Columbia (104O, 104P); B.C. Ministry of Energy, Mines and Petroleum Resources, Bulletin 83, 94 pp.

Rees, C. (1998): Silvertip Project, 1997 Summary Report: Geological mapping, seismic surveying and diamond drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report 25,495.

Rees, C. (1999): Silvertip Project, 1998 Summary Report: Geochemistry, Geophysics, Geology, and Geotechnical Drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report 25,791.

January 18, 2011
Project No. 10-1439-0016	149

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

Rees, C., Robertson, S., (1999): Silvertip Project, 1999 Summary Report: Geophysics and diamond drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report.

Rees, C., Akelaitis, C., and Robertson, S., Silvertip Mining Corporation (2000): Winter 2000 Summary Report on the Silvertip Property British Columbia: Physical Work and Diamond Drilling; SMC company files and B.C. Ministry of Energy and Mines Assessment Report 25,791.

Robertson, S. B., (2002); Technical Report Review of the Silvertip Property, Northern British Columbia, Canada. SMC company files and Sedar filed Technical Report. Dated October, 2002. 58 pp.

Silvertip Mining Corporation (1998): Silvertip Project Application for a Project Approval Certificate pursuant to Section 7 of the BC Environmental Assessment Act, SMC company files and B.C. Environmental Assessment Office.

Smee, B., (1997): Silvertip Project Letter Report, Silvertip Project Quality Control Data; SMC company files and as Appendix H in the 1998 B.C. Ministry of Energy and Mines Assessment Report.

VM Group ABN AMRO, (2010)

Wardrop Engineering Ltd., Preliminary Economic Assessment for Alexco Corp, Bellekeno Project (2010).

Wardrop Engineering Ltd,. Report for Yukon Zinc, Corporation, Wolverine Project (2006).

January 18, 2011
Project No. 10-1439-0016	150

CERTIFICATE OF QUALIFIED PERSON
Randal Cullen, P.Geo
1502 — 130 E 2nd Street
North Vancouver, BC
V7L 1C3

Tel: (778) 997-3597
randy@silvercorp.ca

This certificate applies to the Golder and Associates report entitled ‘A Preliminary Assessment of the Silvertip Deposit Northern B.C., Canada’ project number 10-1439-0016.

I, Randal Cullen, P. Geo., am a Professional Geoscientist currently working as a contract employee to Silvercorp Metals Inc. in Vancouver, B.C.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (#31130). I graduated from the University of Ottawa with a Master of Science degree in geology in 1988 and from the University of Cape Town with an MBA in 2005.

I have practiced my profession continuously since 1988 and have been involved in: mineral exploration for gold, diamonds, base metals, titanium, nickel (lateritic and volcanic hosted) and oil sands in Canada, several countries in Africa, Greenland and northern Europe and deposit modeling and resource estimation for gold, zinc, lead, silver, diamonds and oil sands in Canada, South Africa, Namibia and Madagascar.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

I am responsible for production of the report ‘NI 43-101 Technical Report Resource Update on the Silvertip Property, Northern British Columbia, Canada for Silvercorp Metals Inc’, portions of which have been excerpted for the report entitled ‘A Preliminary Assessment of the Silvertip Deposit Northern B.C., Canada’ by Golder and Associates. I am not aware of any material fact or material change with respect to those excerpted portions that is not reflected in this report and that the omission to disclose would make this report misleading.

Dated at Vancouver, British Columbia, this 18th day of January, 2011.

/s/ Randal Cullen
Randal Cullen, P. Geo

Certificate of Qualification

Statement of Andrew Sherliker Bamber, BSc, MASc, PhD, M(CIM), M(SAIMM), Pr. Eng.

I, Andrew Bamber, of 2315 West 13th Avenue, Vancouver, do hereby certify that I as the author of this Certificate of Qualification hereby make the following statements:

  At the date this report was prepared I was employed as a Principal Engineer with BC Mining Research Limited with a business address at 122-1857 West 4th Avenue, Vancouver, BC, V6J 1M4,

  I am a graduate of:

- The University of Cape Town, B.Sc.(Hons.),Mechanical Engineering, 1993;
- The University of British Columbia, M.A.Sc., Mining and Mineral Process Engineering, 2005;
- The University of British Columbia, Ph.D., Mining Engineering, 2008.

  I am a member in good standing of the South African Institute of Mechanical Engineers; the South African Institution of Certificated Mechanical and Electrical Engineers; the Canadian Institute of Mining and Metallurgy (CIM), and a Professional Engineer registered with the Engineering Council of SA, License # 990013.

  I have practiced my profession continuously since graduation.

  I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

  My relevant experience with respect to the SilverCorp ‘Sivertip’ lead/zinc/silver project includes over 16 years experience in mining and mineral processing projects in Southern Africa, Canada and Central Asia.
  Over the past 10 years I have been a principal in several pre-feasibility and feasibility studies, including the Kroondal ‘K2’ Platinum Project, the Mimosa Phase III Platinum Expansion, the Voskhod Chrome Project in Kazakhstan, the Pipe II Nickel scoping study for Vale INCO, as well as numerous NI-43-101 preliminary assessments with specific reference to silver/lead/zinc deposits, including Murgor’s Hudvam and Wim projects, Selkirk’s Ruddock Creek project and Aldridge’s Yenipazar project.

Certificate of Qualification

  I am responsible for the preparation of the metallurgical and operating cost sections of this technical report titled “Sivertip Preliminary Assessment”, dated January 21st 2011. In the course of the study no testwork was undertaken and the property was not visited.

  I have no prior involvement with the Property that is the subject of the Technical Report.

  As of the date of this Certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

  I am independent of the Issuer as defined by Section 1.4 of the Instrument.

  I have read National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and dated at Vancouver, British Columbia.

/s/ Andrew Sherliker Bamber
Signature

January 21, 2011
Date

ALBERT DANIEL SIEGA
CERTIFICATE OF QUALIFICATION

I, Albert Siega, P.Eng, do hereby certify that:

1.	I am employed as a Senior Mining Engineer at:

Golder Associates Ltd. 200 - 4260 Still Creek Drive, Burnaby, BC, V5C 6C6 Telephone: 604-296-4378; Fax: 604-298-5253; Email: asiega@golder.com

2.	I am a graduate of The University of Alberta in 1986 and 1992 with a B.Sc. degree in Mining Engineering and a MBA. in Finance, respectively.

3.	I am registered as a Professional Engineer in British Columbia (#34957).

4.
I have worked as a mining engineer in the mineral resource industry for over twenty years since my graduation from university. My relevant experience for the purpose of this technical report is twenty years of mine engineering experience with Areva, Syncrude, Athabasca Gold, Hunter Dickenson, Century Mining and Golder Associates Ltd., including responsibility for all aspects of underground and open pit mine engineering and reserve estimation.

5.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6.
I am responsible for the preparation of Sections 1-3 and Sections 18-23 of the technical report entitled “A Preliminary Assessment of the Silvertip Deposit Northern BC, Canada” dated effective January 21, 2011 (the “Technical Report”). I visited the property from on Sept 13 to Sept 15, 2010.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I am independent of the issuer applying all the tests in section 1.4 of the National Instrument (NI) 43-101.

9.	I have read NI 43-101 and form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.
As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 21st day of January, 2011.

/s/ Albert Daniel Siega
Albert Daniel Siega, P.Eng.

Golder Associates Ltd.
500 - 4260 Still Creek Drive, Burnaby, British Columbia, Canada V5C 6C6
Tel: +1 (604) 296 4200 Fax: +1 (604) 298 5253 www.golder.com
Golder Associates: Operations in Africa, Asia, Australasia, Europe, North America and South America

Golder, Golder Associates and the GA globe design are trademarks of Golder Associates Corporation.

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

APPENDIX A

Net Smelter Return

January 18, 2011
Project No. 10-1439-0016

APPENDIX A Net Smelter Return

NET SMELTER RETURN

GROSS VALUE OF CONCENTRATE = ((Concentrate Grade-Treatment Loss)*Price*Mill Recovery)) – (Treatment Charge + Refining Charge + Freight)

Using average values for the recovery and concentrate grade, each block in the model is assigned a net smelter return.

\\bur1-s-filesrv2\final\2010\1439\10-1439-0016 silvercorp\rep 0117_11 preliminary economic assessment of the silvertip deposit-final\appendix a_net smelter return.docx

January 17, 2011
Project No. 10-1439-0016	1/1

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

APPENDIX B

Drill Hole Collars

January 18, 2011
Project No. 10-1439-0016

APPENDIX B Drill Hole Collars

Table 1: Important Intersections.
Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
1	425236.30	6643754.97	1244.15	328	-70	127.10	SURF
2	425290.41	6643741.23	1236.13	301	-69	144.50	SURF
3	425221.42	6643707.45	1263.62	300	-69	118.00	SURF
4	425278.01	6643697.64	1254.83	300	-70	171.30	SURF
5	425190.97	6643654.37	1279.79	300	-70	126.80	SURF
6	425228.93	6643582.10	1299.96	269	-68	169.50	SURF
7	425393.88	6643791.96	1194.15	270	-70	232.90	SURF
8	425389.41	6643647.17	1239.75	270	-70	256.90	SURF
9	425394.31	6643941.70	1170.02	270	-68	221.60	SURF
10	425544.24	6643787.59	1181.64	270	-70	284.40	SURF
11	425538.63	6643645.11	1243.79	270	-80	366.10	SURF
12	425403.09	6643498.18	1325.81	270	-70	313.00	SURF
13	425707.32	6643553.49	1290.81	0	-90	574.20	SURF
14	425239.04	6643475.44	1344.13	270	-70	238.40	SURF
15	425725.50	6643792.84	1186.35	0	-90	591.90	SURF
16	425547.18	6643470.25	1298.34	270	-80	459.90	SURF
17	425703.68	6643962.72	1193.66	270	-80	543.50	SURF
18	425557.72	6643960.18	1173.92	270	-80	372.80	SURF
19	425258.78	6643797.35	1227.09	269	-80	187.80	SURF
20	425260.96	6643931.79	1175.45	270	-80	210.60	SURF
21	425425.55	6643649.14	1241.83	270	-70	303.60	SURF
22	425474.17	6643645.70	1264.01	268	-70	346.60	SURF
23	425540.42	6643328.78	1378.06	270	-80	584.00	SURF
24	425352.65	6643649.56	1252.02	270	-70	258.20	SURF
25	425300.70	6643651.24	1267.59	270	-70	228.00	SURF
26	425694.40	6643334.57	1380.27	270	-80	641.30	SURF
27	425395.90	6643333.83	1395.73	270	-80	440.80	SURF
28	425740.56	6644133.47	1241.63	270	-80	709.27	SURF
29	424941.01	6643633.99	1235.63	270	-80	169.78	SURF
30	425060.79	6643348.41	1355.74	270	-80	328.27	SURF
31	424901.29	6643051.37	1419.06	270	-80	514.50	SURF
32	425816.59	6643179.01	1410.80	270	-80	775.41	SURF
33	424692.58	6642408.80	1526.92	270	-80	286.50	SURF
34	425898.15	6643965.52	1245.41	270	-85	870.80	SURF
35	424850.03	6642146.09	1429.58	270	-80	114.91	SURF
36	424902.19	6642765.59	1485.32	270	-80	303.89	SURF
37	425098.56	6643640.75	1253.18	270	-80	181.10	SURF
38	424980.70	6641775.16	1422.41	270	-80	261.20	SURF

January 17, 2011
Project No. 10-1439-0016	1/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
39	424939.34	6643485.78	1309.71	270	-80	232.60	SURF
40	425007.16	6642401.98	1535.06	270	-80	461.47	SURF
41	426099.23	6642872.80	1384.99	270	-84	949.20	SURF
42	425109.98	6642144.86	1498.21	270	-80	419.10	SURF
43	424940.48	6643708.84	1210.26	270	-80	53.95	SURF
44	425090.14	6643484.78	1301.73	270	-80	171.30	SURF
45	424815.36	6643356.50	1339.04	270	-80	348.09	SURF
46	424853.26	6642407.05	1524.71	270	-80	209.10	SURF
47	424278.82	6641567.70	1515.34	315	-80	288.30	SURF
48	425244.94	6643332.67	1409.66	270	-80	374.00	SURF
49	424993.41	6642261.86	1490.26	270	-80	331.90	SURF
50	425013.39	6643635.56	1237.57	270	-80	131.70	SURF
51	425446.71	6644118.08	1158.51	270	-80	361.50	SURF
52	425106.68	6643765.49	1235.46	0	-90	84.40	SURF
53	424871.31	6643629.06	1240.18	0	-90	127.10	SURF
54	425016.26	6643560.32	1261.51	0	-90	125.60	SURF
55	425021.97	6643484.57	1291.22	270	-80	180.80	SURF
56	424865.01	6643705.57	1203.69	0	-90	91.90	SURF
57	424864.48	6643559.45	1276.78	0	-90	154.50	SURF
58	425014.86	6643709.38	1224.07	0	-90	93.00	SURF
59	425087.86	6643415.97	1329.56	270	-80	238.70	SURF
60	424934.76	6643557.60	1272.09	0	-90	165.20	SURF
61	424794.50	6643629.91	1240.43	0	-90	121.90	SURF
62	425095.29	6643564.30	1270.54	0	-90	124.00	SURF
63	425160.01	6643482.37	1321.27	270	-80	192.60	SURF
64	424789.57	6643487.98	1294.15	270	-80	244.40	SURF
65	424864.49	6643484.72	1310.14	270	-80	227.70	SURF
66	425166.50	6643419.86	1353.17	270	-80	244.40	SURF
67	424997.91	6643409.68	1321.44	270	-80	285.60	SURF
68	424789.73	6643559.13	1274.91	0	-90	159.70	SURF
69	425157.42	6643567.02	1285.69	0	-90	130.15	SURF
70	424715.22	6643636.68	1228.46	0	-90	133.20	SURF
71	425156.38	6643338.36	1391.07	270	-80	316.10	SURF
72	425320.38	6643862.26	1185.12	270	-80	217.90	SURF
73	424790.52	6643709.38	1210.94	0	-90	93.60	SURF
74	424726.22	6643706.82	1217.34	0	-90	114.90	SURF
75	424678.49	6643285.07	1315.94	0	-90	215.50	SURF
76	424790.90	6643785.04	1197.24	0	-90	69.20	SURF
77	424934.62	6643416.37	1331.81	270	-80	374.00	SURF

January 17, 2011
Project No. 10-1439-0016	2/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
78	424714.05	6643783.91	1200.51	0	-90	84.40	SURF
79	425110.51	6643931.53	1177.71	0	-90	60.05	SURF
80	424941.14	6642553.20	1553.37	270	-80	437.10	SURF
81	425271.75	6644078.00	1166.26	270	-80	267.00	SURF
82	424866.47	6643413.92	1330.55	270	-80	340.50	SURF
83	424637.39	6643876.58	1217.34	0	-90	78.90	SURF
84	424939.56	6643351.09	1360.58	270	-80	375.20	SURF
85	424715.66	6643861.70	1201.31	0	-90	76.20	SURF
86	424879.32	6643349.69	1354.23	270	-80	370.90	SURF
87	425026.64	6643788.03	1227.30	0	-90	63.09	SURF
88	425190.47	6644235.52	1159.86	270	-80	188.40	SURF
89	425470.91	6643867.70	1174.09	270	-80	287.40	SURF
90	424600.46	6641418.87	1544.22	0	-90	239.90	SURF
91	425007.56	6643279.78	1394.39	0	-90	488.60	SURF
92	424498.98	6641618.74	1456.23	0	-90	258.17	SURF
93	425000.20	6643350.70	1352.49	270	-80	377.30	SURF
94	424980.45	6643482.27	1299.33	270	-80	310.00	SURF
95	425087.93	6643275.96	1404.98	0	-90	456.00	SURF
96	424795.40	6643415.77	1316.82	270	-80	311.50	SURF
97	424939.27	6643278.08	1381.95	0	-90	447.10	SURF
98	424637.86	6643784.75	1203.05	0	-90	93.60	SURF
99	424637.83	6643709.12	1223.67	0	-90	142.70	SURF
100	424865.24	6643279.58	1353.05	0	-90	440.10	SURF
101	424714.18	6643558.39	1241.79	0	-90	146.90	SURF
102	425059.83	6643488.00	1169.58	180	0	13.41	UG
103	425059.88	6643490.16	1171.42	0	90	3.66	UG
104	425059.85	6643491.48	1170.92	0	30	7.32	UG
105	425059.79	6643492.17	1169.80	0	15	104.09	UG
106	425059.69	6643490.35	1167.99	0	-90	100.28	UG
107	425060.06	6643487.89	1169.62	180	-5	38.41	UG
108	425059.95	6643492.25	1169.08	0	0	34.59	UG
109	425039.94	6643498.54	1168.02	180	5	8.84	UG
110	425039.91	6643501.23	1169.92	0	90	4.57	UG
111	425039.99	6643502.75	1168.65	0	25	84.13	UG
112	425039.94	6643502.62	1169.06	0	30	51.05	UG
113	425039.92	6643502.23	1169.60	0	40	25.60	UG
114	425039.89	6643501.53	1169.93	0	70	19.51	UG
115	425039.89	6643500.81	1166.12	0	-90	18.29	UG
116	425039.97	6643498.44	1167.13	180	-10	31.70	UG

January 17, 2011
Project No. 10-1439-0016	3/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
117	425039.97	6643498.44	1166.95	180	-14	39.32	UG
118	425019.94	6643506.31	1166.11	180	30	12.50	UG
119	425019.99	6643508.48	1167.35	0	90	17.22	UG
120	425019.88	6643510.48	1166.27	0	30	59.13	UG
121	425019.96	6643510.51	1164.98	0	0	14.33	UG
122	425020.01	6643508.45	1163.73	0	-90	77.42	UG
123	425019.93	6643506.28	1165.09	180	0	27.74	UG
124	425019.96	6643506.16	1164.77	180	-8	31.09	UG
125	425019.94	6643509.49	1167.10	0	40	46.94	UG
126	425000.00	6643514.46	1162.90	180	10	33.53	UG
127	424999.94	6643514.92	1164.68	180	40	21.95	UG
128	424999.95	6643517.17	1165.02	0	75	21.03	UG
129	424999.93	6643518.33	1164.11	0	30	45.11	UG
130	424999.90	6643516.65	1161.51	0	-90	14.94	UG
131	425000.08	6643514.55	1162.46	180	-10	56.08	UG
132	424999.99	6643514.37	1161.84	180	-30	27.13	UG
133	424999.99	6643516.08	1165.22	180	75	17.07	UG
134	424979.96	6643524.40	1163.07	180	40	15.54	UG
135	424979.97	6643524.04	1161.79	180	15	31.70	UG
136	424979.97	6643523.90	1160.91	180	-10	53.04	UG
137	424979.97	6643523.64	1160.36	180	-25	48.46	UG
138	424979.96	6643528.25	1162.46	0	25	71.02	UG
139	424959.46	6643528.85	1160.46	180	15	28.35	UG
140	424959.50	6643531.91	1162.57	0	90	12.50	UG
141	424959.51	6643528.41	1159.22	180	-15	41.45	UG
142	424959.30	6643531.21	1158.52	0	-90	19.51	UG
143	424959.46	6643528.58	1158.81	180	-40	45.42	UG
144	424959.38	6643529.32	1162.04	180	45	11.89	UG
145	424959.44	6643533.72	1161.45	0	40	28.65	UG
146	424959.39	6643534.22	1158.43	0	-40	15.85	UG
147	424940.01	6643552.29	1162.14	0	90	6.86	UG
148	425001.82	6643240.18	1118.23	0	-90	149.66	UG
149	424941.62	6643560.26	1158.45	180	-12	92.66	UG
150	424941.60	6643560.28	1158.14	180	-40	31.70	UG
151	424919.98	6643615.19	1161.25	0	90	12.80	UG
152	424919.94	6643619.53	1160.38	0	30	30.18	UG
153	424919.45	6643612.02	1159.46	180	25	15.54	UG
154	425019.89	6643510.51	1165.73	0	17	74.37	UG
155	424920.01	6643558.40	1163.55	0	-5	30.18	UG

January 17, 2011
Project No. 10-1439-0016	4/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
156	424919.88	6643556.60	1162.30	0	-90	8.53	UG
157	424919.98	6643554.37	1162.77	180	-45	42.98	UG
158	424900.05	6643554.40	1163.62	0	5	82.91	UG
159	424900.17	6643553.07	1162.33	0	-90	10.36	UG
160	424899.95	6643554.39	1162.77	0	-30	17.98	UG
161	424899.99	6643550.51	1163.30	180	-20	58.65	UG
162	424880.06	6643555.88	1163.63	0	12	33.22	UG
163	424880.00	6643550.99	1162.97	180	-10	33.22	UG
164	424879.98	6643555.59	1164.92	0	30	28.65	UG
165	424879.99	6643551.18	1162.60	180	-30	30.18	UG
166	424880.05	6643550.84	1163.50	180	5	31.39	UG
167	424879.96	6643553.65	1165.49	0	90	7.01	UG
168	424900.04	6643554.41	1163.90	0	12	39.32	UG
169	424900.05	6643554.43	1163.24	0	-10	24.08	UG
170	424854.94	6643602.89	1163.57	0	90	29.87	UG
171	425000.02	6643242.79	1118.95	0	-65	154.23	UG
172	424855.06	6643600.52	1161.07	180	12	53.49	UG
173	424854.96	6643601.26	1163.13	180	40	35.66	UG
174	424854.95	6643600.53	1160.75	180	0	71.02	UG
175	424855.00	6643603.80	1163.24	0	60	13.41	UG
176	424855.06	6643611.24	1162.26	0	30	45.11	UG
177	424855.03	6643611.14	1160.89	0	-5	25.30	UG
178	424835.08	6643592.26	1165.09	0	90	23.47	UG
179	424834.93	6643590.22	1163.78	180	30	27.74	UG
180	425000.01	6643243.53	1118.94	0	-40	167.94	UG
181	424834.97	6643591.93	1164.98	180	60	27.13	UG
182	424835.11	6643615.01	1166.75	0	90	29.87	UG
183	424835.12	6643616.95	1165.54	0	30	42.06	UG
184	424835.12	6643617.19	1164.28	0	5	104.85	UG
185	424835.10	6643614.66	1166.59	180	60	28.35	UG
186	424835.14	6643613.10	1165.50	180	30	17.98	UG
187	424815.07	6643623.63	1167.59	0	90	17.98	UG
188	424814.98	6643625.82	1165.53	0	15	22.56	UG
189	424815.05	6643621.61	1166.35	180	30	25.60	UG
190	425000.26	6643240.12	1118.15	180.51	-61.59	202.39	UG
191	424815.04	6643621.51	1165.08	180	3	50.29	UG
192	424815.04	6643621.52	1164.71	180	-10	45.11	UG
193	424815.02	6643621.54	1164.08	180	-30	38.71	UG
194	424815.08	6643622.04	1163.70	180	-55	40.23	UG

January 17, 2011
Project No. 10-1439-0016	5/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
195	424815.00	6643625.17	1167.39	0	45	35.05	UG
196	424815.19	6643625.91	1163.82	0	-45	40.54	UG
197	425000.23	6643238.90	1118.15	180	-40	251.46	UG
198	424835.11	6643615.48	1162.83	0	-90	40.08	UG
199	424854.99	6643610.46	1163.39	0	60	34.44	UG
200	424855.01	6643611.32	1161.40	0	17	57.91	UG
201	424998.49	6643240.01	1118.42	270	-55	166.16	UG
202	424835.08	6643616.51	1166.42	0	55	35.36	UG
203	424854.93	6643600.40	1161.37	180	23	45.42	UG
204	424835.03	6643594.66	1162.64	0	5	13.41	UG
205	424834.87	6643589.88	1162.68	180	5	40.84	UG
206	424997.99	6643239.98	1118.51	275	-45	142.95	UG
207	424835.03	6643594.73	1161.36	0	-45	19.51	UG
208	424834.90	6643594.11	1161.01	0	-65	40.23	UG
209	424920.02	6643558.43	1163.63	0	3	50.29	UG
210	425003.00	6643240.11	1118.05	90	-65	145.69	UG
211	424900.05	6643550.58	1163.47	180	0	13.11	UG
212	424880.01	6643551.20	1165.07	180	40	10.67	UG
213	424880.01	6643555.83	1163.05	0	-10	31.70	UG
214	425059.91	6643488.20	1168.47	180	-30	20.57	UG
215	425040.09	6643502.91	1168.27	1	22.53	96.93	UG
216	425039.98	6643498.35	1166.51	180	-30	34.44	UG
217	425019.96	6643506.17	1164.28	180	-25	29.87	UG
218	425020.06	6643510.39	1165.34	0	10	77.42	UG
219	424999.99	6643518.61	1163.47	0	17	103.33	UG
220	424979.94	6643528.44	1162.16	0	20	78.33	UG
221	424980.17	6643280.42	1125.39	0	-90	145.39	UG
222	424980.13	6643528.52	1161.50	0	10	120.85	UG
223	424959.41	6643534.23	1160.21	0	14	90.83	UG
224	424980.01	6643281.26	1125.83	0	-60	172.82	UG
225	424941.72	6643561.64	1158.07	180	-80	28.65	UG
226	424941.64	6643564.90	1159.62	0.1	8.5	65.23	UG
227	424900.21	6643438.30	1152.51	0	-90	153.62	UG
228	424979.98	6643282.10	1125.80	0	-40	193.55	UG
229	424900.04	6643437.50	1152.36	180	-60	170.99	UG
230	424899.98	6643437.67	1152.28	180	-40	170.38	UG
231	424980.40	6643280.49	1125.65	180	-60	156.06	UG
232	424900.00	6643440.11	1152.74	0	-60	155.14	UG
233	424959.50	6643320.66	1132.79	0	-90	149.96	UG

January 17, 2011
Project No. 10-1439-0016	6/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
234	424900.13	6643441.34	1152.81	0	-38	161.24	UG
235	424959.61	6643319.85	1132.74	180	-60	162.15	UG
236	424919.06	6643399.16	1145.55	0	-90	156.06	UG
237	424959.70	6643318.48	1132.16	180	-40	174.65	UG
238	424919.51	6643398.74	1145.33	180	-60	162.76	UG
239	424919.48	6643400.17	1145.48	0	-60	155.14	UG
240	424959.56	6643321.95	1132.77	0	-60	171.30	UG
241	424919.43	6643400.55	1145.58	0	-40	172.21	UG
242	424959.58	6643322.45	1132.79	0	-40	185.02	UG
243	424939.59	6643361.39	1139.62	0	-90	175.87	UG
244	424879.98	6643478.83	1159.34	0	-90	156.67	UG
245	424939.65	6643360.51	1139.57	180	-60	204.83	UG
246	424880.13	6643477.96	1159.72	180	-60	171.91	UG
247	424939.65	6643359.80	1139.44	180	-40	173.74	UG
248	424879.66	6643480.03	1159.68	0	-60	173.43	UG
249	424938.63	6643363.78	1139.97	0	-60	166.73	UG
250	424879.80	6643480.22	1159.83	0	-40	156.67	UG
251	424938.67	6643364.38	1139.90	0	-40	159.11	UG
252	424880.21	6643476.59	1159.31	180	-40	61.57	UG
253	424919.52	6643396.80	1145.32	180	-40	188.37	UG
254	424880.23	6643476.57	1159.23	180	-40	187.15	UG
255	424919.45	6643398.17	1145.42	184.74	-70	100.89	UG
256	424881.38	6643480.45	1159.78	90	-47	45.42	UG
257	424892.93	6643456.92	1155.38	90	-47	56.85	UG
258	424979.97	6643281.16	1125.86	180	-77	180.14	UG
259	424873.09	6643508.54	1162.71	90	-40	28.65	UG
260	424872.60	6643507.51	1163.30	90	-23	51.51	UG
261	425123.15	6643894.34	1182.65	167	-8.5	76.50	SURF
262	424809.39	6643623.35	1165.35	270	4	49.38	UG
263	424811.13	6643628.58	1165.50	335	2	150.57	UG
264	424877.40	6643613.48	1161.94	0	90	24.69	UG
265	424999.64	6643244.42	1119.16	0	-25	177.70	UG
266	424877.07	6643611.39	1160.56	180	30	39.32	UG
267	424877.16	6643615.54	1161.33	0	45	35.36	UG
268	424980.04	6643284.24	1126.05	0	-75	151.79	UG
269	424960.32	6643321.30	1132.70	180	-73	124.66	UG
270	424999.71	6643243.35	1118.85	0	-55	160.32	UG
271	424959.95	6643322.34	1132.82	0	-75	109.73	UG
272	424999.76	6643242.82	1118.96	0	-75	149.96	UG

January 17, 2011
Project No. 10-1439-0016	7/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
273	433685.00	6652700.00	1280.00	0	-90	177.70	SURF
274	423192.00	6640988.00	1376.00	0	-90	157.60	SURF
275	424790.00	6645587.00	1135.00	0	-90	102.11	SURF
276	423685.00	6641392.00	1336.00	0	-90	111.86	SURF
277	433632.00	6656361.00	1306.00	0	-90	156.06	SURF
278	433631.00	6655768.00	1375.00	0	-90	143.87	SURF
279	424493.50	6645619.27	1156.90	180	-70	269.40	SURF
280	425294.86	6644188.87	1156.79	270	-70	268.83	SURF
281	425200.09	6644097.34	1162.45	270	-70	228.60	SURF
282	424489.15	6645520.61	1160.95	170	-45	152.04	SURF
283	424795.63	6645300.25	1181.00	0	-90	177.39	SURF
284	425261.06	6644288.16	1163.42	270	-70	254.20	SURF
285	422540.00	6648125.00	1493.00	0	-90	96.62	SURF
286	422488.00	6648062.00	1503.00	0	-90	105.76	SURF
287	422410.00	6647957.00	1508.00	0	-90	89.00	SURF
288	424408.00	6647955.00	1508.00	0	-90	169.77	SURF
289	422330.00	6647865.00	1523.00	0	-90	127.10	SURF
290	422272.00	6647775.00	1540.00	0	-90	93.57	SURF
291	422340.00	6647550.00	1495.00	0	-90	108.20	SURF
292	422420.00	6647625.00	1488.00	0	-90	102.72	SURF
293	423208.00	6641048.00	1376.00	0	-90	137.77	SURF
294	425259.00	6644288.16	1165.00	50	-85	322.17	SURF
295	422490.00	6647687.00	1459.00	0	-90	78.64	SURF
B82-1	425297.42	6641790.28	1495.48	271	-81	429.50	SURF
90-296	425200.90	6643563.00	1100.50	178	57	53.30	UG
90-297	425200.50	6643567.30	1099.10	359.3	16	143.30	UG
90-298	425200.50	6643567.20	1100.00	0.5	33	58.00	UG
90-299	425201.20	6643566.20	1100.80	0	90	32.00	UG
90-300	425200.90	6643563.00	1100.00	178	40	99.00	UG
90-301	425200.90	6643563.00	1099.70	176.4	24	131.10	UG
90-302	425200.90	6643563.00	1099.60	177.3	14.3	157.00	UG
90-303	425200.90	6643563.00	1099.50	178	8	206.70	UG
90-304	425200.80	6643564.00	1097.50	242.5	-87	100.60	UG
90-305	425200.80	6643563.10	1098.20	181.13	-50	130.50	UG
90-306	425141.09	6643562.52	1108.13	179.56	10.24	207.30	UG
90-307	425141.08	6643562.46	1108.49	179.4	28.28	134.10	UG
90-308	425140.50	6643563.16	1110.23	181.3	49.49	115.80	UG
90-309	425140.46	6643564.13	1110.44	179.56	75.34	89.90	UG
90-310	425140.45	6643565.18	1110.27	353.43	72.3	76.20	UG

January 17, 2011
Project No. 10-1439-0016	8/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
90-311	425140.43	6643565.81	1109.81	357.55	48.27	97.20	UG
90-312	425140.42	6643566.07	1109.13	358.06	24.57	172.20	UG
90-313	425140.40	6643565.50	1106.80	0	-90	111.30	UG
90-314	425140.42	6643565.87	1109.44	358.21	37.43	123.40	UG
90-315	425081.04	6643560.15	1119.41	179.32	51.32	96.00	UG
90-316	425081.04	6643560.98	1119.44	176.51	74.27	86.90	UG
90-317	425081.02	6643561.77	1119.43	1.22	77.52	100.60	UG
90-318	425081.02	6643562.29	1119.34	1.25	59.23	109.70	UG
90-319	425353.35	6643662.21	1081.62	74.48	-78.25	115.80	UG
90-320	425352.60	6643640.50	1080.90	270	-73	140.20	UG
90-321	425351.22	6643640.55	1081.00	273.3	-43	91.30	UG
90-322	425350.77	6643640.46	1081.57	273.3	-19	160.00	UG
90-323	425352.86	6643640.16	1080.90	93.3	-80.3	120.40	UG
90-324	425353.54	6643640.13	1080.91	91	-59.3	222.50	UG
90-325	425353.80	6643640.50	1081.00	84	-51	222.20	UG
90-326	425350.47	6643600.13	1080.71	271.22	-15.29	100.60	UG
90-327	425352.04	6643600.09	1079.85	0	-90	160.00	UG
90-327A	425352.04	6643600.09	1079.85	0	-90	67.10	UG
90-328	425352.81	6643600.13	1079.88	95.12	-71.28	210.30	UG
90-329	425352.81	6643600.09	1079.99	95.03	-55.5	249.90	UG
90-330	425350.86	6643600.20	1079.86	271	-55	130.10	UG
90-331	425353.32	6643600.08	1079.99	94.17	-53.51	201.20	UG
90-332	425350.73	6643600.18	1080.18	270.22	-35.25	74.70	UG
90-333	425328.00	6643563.00	1079.30	270	-63	120.40	UG
90-334	425329.32	6643564.12	1079.30	85.2	-75.13	198.10	UG
90-335	425329.65	6643564.05	1079.24	85	-58.31	85.30	UG
90-337	425299.13	6643565.49	1081.10	180.32	-19.02	201.20	UG
90-338	425338.66	6643575.40	1079.63	179.41	-40.3	170.70	UG
90-339	425339.22	6643576.44	1079.54	159.59	-43.57	167.60	UG
90-340	425337.74	6643576.90	1079.91	140	-47	269.70	UG
90-341	425299.16	6643565.46	1081.48	180.27	-11.01	221.00	UG
90-342	425140.22	6643562.62	1106.64	184.49	-35.46	199.60	UG
90-343	425140.11	6643567.82	1105.68	355.11	-33.54	199.60	UG
90-344	425077.26	6643565.90	1114.36	359.53	-34.06	199.80	UG
90-345	425353.21	6643640.90	1080.83	42.17	-50.05	131.10	UG
90-346	425352.62	6643641.84	1080.93	350.52	-29.52	138.40	UG
90-347	425354.31	6643640.28	1080.94	69.5	-46.18	120.40	UG
90-348	425351.16	6643641.90	1081.07	320.2	-22.26	120.40	UG
90-349	425355.17	6643619.78	1080.16	97.18	-50	196.30	UG

January 17, 2011
Project No. 10-1439-0016	9/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
90-350	425077.24	6643560.60	1117.61	177.49	24.07	121.90	UG
90-351	425077.18	6643560.06	1116.85	179.44	9.33	181.40	UG
90-352	425157.03	6643566.71	1106.99	2.31	38.19	89.90	UG
90-353	425157.04	6643566.33	1107.62	3.14	58.24	76.20	UG
90-354	425157.02	6643564.37	1107.73	178.35	63.43	88.30	UG
90-355	425219.41	6643567.08	1096.78	357.37	17.11	118.90	UG
90-356	425351.01	6643641.97	1082.00	305.15	-5.04	140.20	UG
90-357	425352.09	6643642.75	1080.96	331.44	-31.05	140.20	UG
90-358	425352.50	6643664.19	1081.68	0.3	-70.15	100.60	UG
90-359	425352.50	6643653.09	1081.62	0	-48	250.00	UG
90-360	425353.11	6643663.33	1081.63	30.29	-59.15	240.80	UG
90-361	425353.90	6643662.41	1081.81	70.2	-56.36	128.00	UG
90-362	425354.84	6643619.76	1080.15	98.26	-65.14	146.30	UG
90-363	425334.23	6643573.03	1079.45	95.22	-50	176.80	UG
97-1	424761.68	6643748.38	1203.76	0	-90	79.25	SURF
97-2	424759.13	6643663.43	1221.10	0	-90	79.25	SURF
97-3	425000.70	6643223.43	1423.59	0	-90	426.72	SURF
97-4	425209.18	6643864.31	1194.35	0	-90	135.64	SURF
97-5	425301.29	6644003.59	1172.23	0	-90	228.60	SURF
97-6	425360.37	6644127.04	1160.70	0	-90	288.04	SURF
97-7	425114.08	6643050.95	1512.00	0	-90	500.00	SURF
SSR-97-8	425086.02	6643170.67	1464.40	0	-90	213.36	SURF
SSR-97-9	425159.11	6643247.30	1443.60	270	-80	213.36	SURF
SSR-97-10	424941.80	6643206.64	1401.63	135	-80	204.22	SURF
97-11	424708.36	6642387.32	1521.77	270	-70	116.43	SURF
97-12	424696.68	6642528.50	1531.23	270	-70	108.39	SURF
97-13	424684.14	6642356.36	1513.29	0	-90	149.35	SURF
97-14	424759.26	6643689.51	1217.76	0	-90	106.68	SURF
97-15	424751.20	6643651.40	1223.75	0	-90	92.66	SURF
97-16	425112.04	6643582.93	1268.73	0	-90	128.02	SURF
97-17	425109.60	6643523.45	1293.96	0	-90	128.02	SURF
97-18	425088.45	6643433.22	1324.32	0	-90	184.4	SURF
97-19	425043.77	6643433.22	1315.42	0	-90	222.5	SURF
97-20	424778.86	6643660.12	1220.35	0	-90	103.63	SURF
97-21	424781.12	6643641.57	1231.65	0	-90	109.73	SURF
97-22	424733.46	6643648.56	1225.87	0	-90	109.73	SURF
97-23	424740.56	6643680.43	1220.64	0	-90	115.82	SURF
97-24	424854.77	6643680.39	1215.93	0	-90	121.92	SURF
97-25	424835.12	6643679.58	1201.22	0	-90	79.25	SURF

January 17, 2011
Project No. 10-1439-0016	10/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
97-26	425929.00	6642200.00	1392	0	-90	371.86	SURF
97-27	424799.64	6643660.36	1223.02	0	-90	91.44	SURF
97-28	424798.97	6643699.41	1211.04	0	-90	91.44	SURF
97-29	424800.36	6643680.20	1215.14	0	-90	89.92	SURF
97-30	424739.22	6643700.06	1217.96	0	-90	94.49	SURF
97-31	424741.24	6643666.70	1222.54	0	-90	109.63	SURF
97-32	424800.41	6643600.44	1258.97	0	-90	118.87	SURF
97-33	425019.52	6643598.07	1249.79	0	-90	84.12	SURF
97-34	424780.57	6643678.50	1216.61	0	-90	88.39	SURF
97-35	424761.97	6643680.20	1218.26	0	-90	91.44	SURF
97-36	424940.01	6643620.74	1241.33	0	-90	75.29	SURF
97-37	424782.85	6643609.15	1255.96	0	-90	137.16	SURF
97-38	424979.48	6643679.96	1223.90	0	-90	33.53	SURF
97-39	424782.85	6643609.15	1255.96	270	-77	137.16	SURF
97-40	425019.52	6643598.07	1249.79	350	-75	114.91	SURF
97-41	424780.94	6643596.03	1256.19	225	-78	121.92	SURF
97-42	425018.59	6643598.54	1249.45	90	-70	111.25	SURF
97-43	424781.69	6643595.61	1256.34	180	-78	149.35	SURF
97-44	425017.19	6643597.27	1249.62	225	-68	108.81	SURF
97-45	424742.40	6643621.20	1230.6	0	-90	126.49	SURF
97-46	425050.32	6643620.79	1245.02	0	-90	117.96	SURF
97-47	424759.63	6643700.89	1216.50	0	-90	89.31	SURF
97-48	424899.20	6643656.10	1224.6	0	-90	91.45	SURF
97-49	424741.43	6643624.50	1230.78	180	-76	116.45	SURF
97-50	424940.73	6643598.60	1252.39	0	-90	109.73	SURF
97-51	424938.83	6643597.49	1252.32	270	-73	82.3	SURF
97-52	424759.81	6643720.38	1214.46	0	-90	78.33	SURF
97-53	424900.26	6643617.93	1244.00	180	-75	97.55	SURF
97-54	424744.54	6643785.42	1199.06	0	-90	93.57	SURF
97-55	424898.66	6643619.34	1244.24	270	-87	106.68	SURF
97-56	424800.20	6643720.31	1209.30	0	-90	84.43	SURF
97-57	424820.00	6643660.75	1224.30	0	-90	73.15	SURF
97-58	424820.93	6643660.38	1224.25	90	-54	51.82	SURF
97-59	424820.00	6643698.90	1209.60	0	-90	76.2	SURF
97-60	425310.61	6644041.58	1168.92	270	-87	237.74	SURF
97-61	424759.20	6643639.56	1228.04	0	-90	109.73	SURF
97-62	424759.36	6643639.83	1228.03	44	-76	106.68	SURF
97-63	425309.71	6644040.71	1168.97	270	-75	214.88	SURF
99-64	424752.00	6643094.00	1370.00	0	-90	502.00	SURF

January 17, 2011
Project No. 10-1439-0016	11/12

APPENDIX B Drill Hole Collars

Hole No.	Easting	Northing	Elevation	Azimuth	Dip	Depth	Hole-type
99-65	424885.00	6643280.00	1362.00	0	-90	399.90	SURF
99-66	424806.00	6643374.00	1331.00	0	-90	383.10	SURF
00-67	424957.50	6643317.50	1133.00	250	-51	185.90	UG
00-68	424966.50	6643300.00	1129.00	250	-51	212.80	UG
00-69	424957.50	6643317.50	1133.00	250	-43	157.00	UG
00-70	424966.50	6643300.00	1129.00	250	-43	203.60	UG
00-71	424966.50	6643300.00	1129.00	250	-60	183.80	UG
00-72	424957.50	6643317.50	1133.00	250	-60	95.40	UG
00-73	424966.50	6643300.00	1129.00	250	-60	112.20	UG
00-74	424957.50	6643317.50	1133.00	250	-69	92.30	UG
00-75	424978.00	6643281.00	1125.00	250	-52	193.50	UG
00-76	424949.00	6643337.00	1136.00	250	-41	156.40	UG
00-77	424978.00	6643281.00	1125.00	250	-66	92.40	UG
00-78	424949.00	6643337.00	1136.00	250	-51	200.60	UG
00-79	424983.00	6643282.00	1125.00	250	-67	200.30	UG
00-80	424949.00	6643337.00	1136.00	250	-69	113.70	UG
00-81	424978.00	6643281.00	1125.00	250	-41	121.31	UG
00-82	424949.00	6643337.00	1136.00	250	-60	116.74	UG
00-83	424878.00	6643479.00	1160.00	240	-72	150.30	UG
00-84	424966.00	6643300.00	1129.00	250	-80	95.40	UG
00-85	424966.00	6643300.00	1129.00	70	-85	107.60	UG
00-86	424878.00	6643479.00	1160.00	212	-65	162.50	UG
00-87	424958.00	6643318.00	1133.00	250	-36	176.20	UG
00-88	424958.00	6643318.00	1133.00	250	-80	80.20	UG

January 17, 2011
Project No. 10-1439-0016	12/12

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

APPENDIX C

Sample Core Photographs

January 18, 2011
Project No. 10-1439-0016

APPENDIX C Core Photographs

0m
Category B
Category A
Category C
14.15m
Legend
Approximate Hanging Wall
Approximate Foot Wall
147
149
225
226
85-150 (0m – 14.15m)
Golder Associates

Photograph 1:

January 17, 2011
Project No. 10-1439-0016	1/7

APPENDIX C Core Photographs

Photograph 2:

January 17, 2011
Project No. 10-1439-0016	2/7

APPENDIX C Core Photographs

0m
Category B
12.2m
Legend
Approximate Hanging Wall
Approximate Foot Wall
85-158 (0m – 12.2m)
Golder Associates

Photograph 3:

January 17, 2011
Project No. 10-1439-0016	3/7

APPENDIX C Core Photographs

14.6m
Category B
29.87m
Legend
Approximate Hanging Wall
Approximate Foot Wall
85-170 (14.6m – 29.87m)
Golder Associates

Photograph 4:

January 17, 2011
Project No. 10-1439-0016	4/7

APPENDIX C Core Photographs

0m
Category C
Category B
24.69m
Legend
Approximate Hanging Wall
Approximate Foot Wall
85-264 (0m – 24.69m)

Golder Associates

Photograph 5:

January 17, 2011
Project No. 10-1439-0016	5/7

APPENDIX C Core Photographs

163.9m
Category B
Category A
Category B
82-8 (163.9m – 194.7m)
Category A
194.7m

Golder Associates

Photograph 6:

January 17, 2011
Project No. 10-1439-0016	6/7

APPENDIX C Core Photographs

194.7m
Category B
Category C
Category B
Category C
82-8 (194.7m – 232.6m)
Legend
Approximate Hanging Wall
Approximate Foot Wall
232.6m
Golder Associates

Photograph 7:

\\bur1-s-filesrv2\final\2010\1439\10-1439-0016 silvercorp\rep 0117_11 preliminary economic assessment of the silvertip deposit-final\appendix c_sample core photos.docx

January 17, 2011
Project No. 10-1439-0016	7/7

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

APPENDIX D

Significant Intersections

January 18, 2011
Project No. 10-1439-0016

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
Discovery North	97_5	192.50	198.20	5.70	472	0.40	7.84	10.28	975
Discovery	8	205.60	213.50	7.90	706	0.78	10.67	16.84	1480
	Including	206.35	208.20	1.85	1694	1.85	26.69	9.80	2490
		226.50	227.50	1.00	823	1.34	14.15	10.10	1455
	11	316.10	318.80	2.70	555	0.05	7.61	15.05	1186
	21	262.70	267.25	5.55	614	0.38	11.99	11.68	1264
	Including	262.70	263.45	0.75	2197	1.06	49.05	11.76	3646
	Including	266.60	267.25	0.65	2262	0.51	39.87	18.75	3613
	90_319	68.20	73.30	5.10	497	0.00	12.95	12.88	1248
	90_322	69.00	79.20	10.20	551	0.00	10.40	4.32	891
	Including	69.00	71.60	2.60	1111	0.00	19.92	3.61	1577
	90_337	68.40	71.50	3.10	913	0.00	19.20	3.24	1403
		75.50	77.50	2.00	1331	0.00	30.00	12.40	2389
	90_345	103.50	108.80	5.30	3766	0.00	44.64	14.04	4632
	90_348	79.30	82.30	3.00	240	0.00	3.29	16.05	854
		90.20	92.50	2.30	483	0.00	6.64	19.52	1261
	90_349	118.90	128.40	9.50	187	0.00	3.69	22.65	1069
	90_356	68.30	70.90	2.60	210	0.00	5.83	14.91	879
		99.50	101.50	2.00	435	0.00	9.65	18.80	1305
	90_357	111.30	119.10	7.80	380	0.00	9.58	14.96	1127
	90_360	74.40	81.70	7.30	639	0.00	12.08	11.73	1275
	Including	78.20	80.30	2.10	1582	0.00	28.81	15.60	2637
	90_361	101.40	111.40	10.00	1394	0.00	27.63	11.07	2304
	Including	102.50	105.90	3.40	2797	0.00	50.15	12.98	4111
	90_362	93.30	96.30	3.00	156	0.00	1.25	18.20	804

January 17, 2011
Project No. 10-1439-0016	1/8

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
Silver Creek	5	60.05	62.80	2.75	124	0.01	1.13	14.16	633
	29	65.70	68.10	2.40	715	1.79	12.72	17.57	1613
	40	317.90	319.95	2.05	329	0.07	4.40	6.23	603
	43	19.70	23.70	4.00	450	1.70	10.54	1.36	770
	53	60.00	65.50	5.50	378	1.51	8.04	14.62	1106
	54	80.10	83.20	3.10	645	0.80	11.85	10.72	1259
	57	103.60	112.70	9.10	560	0.97	12.18	11.32	1238
	Including	109.10	110.70	1.60	1321	0.24	28.07	15.88	2448
	60	107.06	119.20	12.14	717	2.16	15.00	9.62	1417
	Including	117.40	119.20	1.80	1910	0.61	42.56	8.34	3090
	61	67.30	70.40	3.10	254	0.71	7.71	7.37	724
	66	97.60	100.30	2.70	267	0.07	7.63	11.92	875
	69	113.50	119.30	5.80	262	0.20	3.16	6.86	541
	73	42.20	46.80	4.60	161	0.35	3.39	8.61	547
	77	228.10	237.20	9.10	567	0.95	10.62	14.16	1292
	Including	232.50	233.70	1.20	1909	0.58	34.85	13.53	3012
		297.20	299.80	2.60	702	0.21	14.24	9.27	1310
	78	27.40	32.50	5.10	294	2.23	8.25	6.09	770
	84	311.90	323.60	11.70	450	0.17	7.36	15.44	1122
	91	380.20	391.90	11.70	381	0.10	4.73	8.79	744
	Including	389.70	391.90	2.20	1365	0.12	13.64	27.91	2415
	97	294.20	297.00	2.80	279	0.07	3.73	10.65	705
		310.00	321.90	11.90	505	0.07	9.40	6.72	914
	Including	310.00	311.50	1.50	1239	0.07	22.00	12.90	2072
	105	30.18	35.69	5.51	655	1.04	13.22	6.80	1180
		61.15	65.44	4.29	448	0.41	9.36	6.20	864
	111	75.90	78.90	3.00	217	0.89	2.89	4.13	424
	112	15.80	21.00	5.20	354	0.96	5.66	4.96	645
	113	14.60	22.95	8.35	749	0.96	13.78	3.32	1136
	Including	21.00	22.95	1.95	1924	0.17	30.13	4.70	2533
	116	19.90	23.20	3.30	278	0.66	4.45	11.30	770
	117	21.50	23.60	2.10	382	1.10	7.15	15.20	1087

January 17, 2011
Project No. 10-1439-0016	2/8

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
	118	0.00	3.00	3.00	172	1.37	2.99	10.50	639
	119	9.00	12.00	3.00	172	0.75	3.30	4.23	406
	120	0.00	7.46	7.46	492	1.17	9.29	11.70	1112
	123	0.00	8.25	8.25	214	1.63	4.04	9.92	691
	125	0.00	8.91	8.91	256	1.09	4.74	13.93	872
	126	6.70	26.80	20.10	254	1.07	4.96	11.28	782
	127	4.67	14.94	10.27	723	0.59	13.27	12.43	1417
	Including	7.00	10.36	3.36	1348	1.23	26.62	19.05	2561
	131	6.90	13.95	7.05	181	1.67	3.85	13.67	797
	135	11.00	19.90	8.90	763	0.55	16.05	7.84	1373
	Including	16.80	19.90	3.10	1542	1.10	32.80	7.74	2496
	136	13.03	19.52	6.49	800	0.76	11.63	14.41	1490
		29.33	34.16	4.83	371	0.90	6.65	7.89	794
	139	0.00	7.56	7.56	453	0.47	8.57	5.33	811
	141	0.00	22.20	22.20	316	1.25	6.25	7.33	732
	142	5.47	10.15	4.68	1182	1.03	21.48	21.36	2348
	143	0.00	10.90	10.90	338	1.41	7.30	8.69	837
	149	3.03	29.54	26.51	624	1.47	12.87	11.97	1345
	Including	12.10	14.13	2.03	1775	1.23	31.35	5.25	2523
	150	5.56	12.65	7.09	1192	0.25	25.38	9.95	2055
	152	26.73	30.18	3.45	275	0.74	4.44	9.17	693
	154	0.00	4.85	4.85	286	0.98	5.29	9.67	755
		52.90	68.65	15.75	414	1.15	8.55	15.09	1154
	155	0.00	12.80	12.80	662	1.74	13.25	10.98	1356
	Including	3.08	3.85	0.77	3167	0.82	57.73	1.75	4247
	Including	9.14	11.07	1.93	1197	1.23	26.77	16.23	2361
	156	2.02	4.25	2.23	217	0.82	4.62	7.69	609
	158	3.37	29.08	25.71	615	1.65	13.47	16.32	1520
	Including	24.20	28.18	3.98	1087	1.10	26.21	19.56	2381
	161	34.96	39.32	4.36	548	0.37	8.22	8.89	990
	162	8.36	13.60	5.24	488	0.13	9.31	8.23	954
	163	7.54	25.99	18.45	268	0.14	4.35	10.90	729

January 17, 2011
Project No. 10-1439-0016	3/8

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
	164	0.00	24.26	24.26	509	1.20	10.08	13.41	1213
	166	20.50	23.53	3.03	460	0.96	9.65	18.00	1323
	167	0.00	2.40	2.40	525	1.61	11.85	17.50	1444
	168	3.09	32.78	29.69	945	1.62	18.18	9.99	1681
	Including	18.30	31.78	13.48	1514	1.41	29.04	6.69	2320
	169	2.86	16.86	14.00	776	0.66	16.86	16.87	1737
	Including	2.86	5.02	2.16	1686	0.58	34.60	19.70	3071
	170	0.00	10.08	10.08	712	0.59	14.44	13.66	1493
		17.80	21.00	3.20	795	1.09	16.09	12.60	1584
	171	101.57	109.33	7.76	441	0.08	7.66	12.91	1032
	172	43.76	46.60	2.84	463	0.28	7.75	10.61	974
	173	0.13	2.54	2.41	337	1.99	5.67	17.44	1113
		10.04	29.95	19.91	545	0.76	11.48	9.40	1129
	Including	17.67	23.16	4.67	1187	1.24	26.66	11.83	2192
	175	0.00	13.41	13.41	914	0.43	17.38	10.07	1599
	Including	2.14	8.98	6.84	1726	0.41	32.44	12.48	2761
	178	11.32	20.15	8.83	542	2.63	12.24	16.00	1446
	180	118.74	122.93	4.19	341	0.25	5.49	14.40	948
		131.37	134.80	3.43	238	0.30	3.94	10.26	677
	182	22.68	25.70	3.02	713	2.04	16.90	12.45	1578
	186	15.86	17.98	2.12	267	2.09	5.07	17.25	1040
	191	18.59	23.30	4.71	376	1.74	8.36	12.31	1040
	192	17.16	24.77	7.61	228	2.67	5.20	9.35	750
	193	17.68	26.06	8.38	624	1.97	13.44	12.38	1394
	194	27.67	29.72	2.05	350	1.33	9.86	4.19	769
	195	9.45	19.81	10.36	267	0.97	5.14	6.82	634
	199	21.40	31.50	10.10	114	1.30	2.37	9.62	544
	202	19.51	24.08	4.57	1056	0.25	17.92	8.91	1669
	203	30.78	39.32	8.54	398	1.16	9.50	10.23	1001
	204	3.15	8.32	5.17	525	0.79	11.34	9.75	1124
	205	35.75	38.06	2.31	828	0.27	16.85	7.97	1441
	207	8.05	14.55	6.50	317	1.25	7.69	13.18	992

January 17, 2011
Project No. 10-1439-0016	4/8

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
	209	0.00	22.80	22.80	927	1.03	19.57	12.76	1798
	Including	13.47	22.80	9.33	1489	0.37	31.21	12.61	2558
	212	3.18	5.49	2.31	213	0.89	3.40	14.10	796
	215	74.05	80.60	6.55	150	0.93	2.74	11.97	655
		86.56	92.10	5.54	227	0.93	4.15	4.53	489
	218	0.00	1.55	1.55	422	1.06	9.40	18.10	1294
	219	90.53	97.75	7.22	1561	0.71	28.10	0.09	2063
	221	118.59	126.14	7.55	442	0.07	7.57	12.21	1004
	222	116.00	118.70	2.70	582	0.07	2.47	1.44	541
	223	78.59	80.75	2.16	315	0.57	5.76	4.93	609
	224	88.18	92.92	4.74	941	0.07	12.25	17.02	1682
	227	24.40	29.52	5.12	283	0.33	5.18	9.55	725
	229	66.25	74.37	8.12	480	0.72	9.70	10.15	1049
	230	85.63	90.15	4.52	689	0.22	13.63	10.33	1319
	232	20.42	23.35	2.93	681	0.16	14.33	12.24	1404
	233	88.90	92.05	3.15	641	0.07	11.24	13.70	1321
	236	39.40	55.00	15.60	394	1.27	8.20	11.01	986
	238	90.68	95.42	4.74	460	1.28	8.30	9.53	982
	239	40.37	46.94	6.57	350	0.41	7.12	8.90	816
	240	58.46	61.57	3.11	1244	0.10	22.86	5.69	1847
	241	40.62	47.08	6.46	471	0.48	8.37	15.28	1174
	244	24.30	24.57	0.27	126	0.21	1.31	7.80	418
	245	80.52	85.63	5.11	571	0.07	10.58	7.68	1034
	246	132.75	136.11	3.36	689	0.10	15.62	11.43	1423
	248	14.33	17.00	2.67	212	1.51	5.99	7.51	666
	250	21.53	25.85	4.32	172	0.74	2.01	6.29	436
	253	161.90	164.86	2.96	575	0.80	10.70	8.39	1088
	254	64.93	67.04	2.11	209	1.27	4.35	15.56	890
		74.30	79.90	5.60	536	1.52	8.96	14.80	1253
	256	17.55	24.44	6.89	328	0.53	7.37	11.75	916
	257	45.20	50.60	5.40	244	0.76	5.18	5.40	563
	260	13.81	18.70	4.89	614	0.18	10.41	10.35	1157

January 17, 2011
Project No. 10-1439-0016	5/8

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
		30.07	40.20	10.13	638	1.28	11.81	11.96	1312
	Including	30.48	32.76	2.28	1788	0.50	32.91	9.90	2730
	263	65.51	80.45	14.94	356	2.48	8.22	11.31	1007
	264	17.74	20.43	2.69	502	1.47	13.28	19.79	1555
	266	13.93	31.10	17.17	511	1.09	9.76	17.57	1350
		33.92	38.83	4.91	857	0.70	19.67	18.36	1944
	267	19.40	31.70	12.30	240	0.69	4.72	10.54	726
	268	115.70	118.01	2.31	147	0.12	2.39	4.80	359
	269	70.71	73.22	2.51	317	0.08	6.15	2.85	533
		84.63	92.58	7.95	539	0.11	10.40	9.41	1068
	272	101.61	105.31	3.70	146	0.07	2.00	6.98	422
	90_298	44.00	46.70	2.70	142	0.00	3.57	17.54	850
	90_303	188.40	193.60	5.20	254	0.00	1.16	8.50	521
	90_306	191.70	195.10	3.40	781	0.00	14.37	5.07	1212
		199.10	202.40	3.30	485	0.00	7.12	11.32	985
	90_308	105.50	108.10	2.60	259	0.00	3.77	13.95	809
	90_311	78.20	78.90	0.70	246	0.00	1.17	12.30	652
		80.80	91.40	10.60	318	0.00	6.17	10.21	797
	90_312	158.20	161.50	3.30	475	0.00	11.38	6.45	949
	90_313	62.50	62.60	0.10	468	0.00	10.80	11.60	1109
	90_317	83.70	88.50	4.80	570	0.00	13.40	7.96	1137
	90_318	97.10	102.30	5.20	414	0.00	8.55	10.52	956
	90_354	78.60	82.70	4.10	110	0.00	2.30	13.43	637
	97_3	409.00	411.91	2.91	228	0.00	3.73	15.02	824
	97_14	45.97	57.35	11.38	247	2.42	5.63	11.70	855
	97_15	45.72	54.40	8.68	255	0.82	5.35	7.23	643
	97_2	50.00	55.00	5.00	407	2.22	8.57	13.78	1135
		56.75	64.85	8.10	451	1.57	10.25	13.44	1190
	97_20	48.16	55.80	7.64	187	1.02	3.60	5.17	468
	97_21	58.75	72.50	13.75	164	1.80	3.61	10.09	653
	97_28	42.00	45.30	3.30	247	0.34	4.98	10.15	715
	97_32	95.10	106.20	11.10	199	1.52	4.59	13.68	831

January 17, 2011
Project No. 10-1439-0016	6/8

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
	97_33	56.25	63.10	6.85	430	0.23	7.64	6.10	784
	97_34	45.30	50.30	5.00	795	1.32	19.32	15.89	1819
	97_35	42.70	51.20	8.50	186	1.77	3.52	9.22	633
		54.00	58.05	4.05	385	1.52	8.19	8.43	894
	97_37	90.70	99.50	8.80	460	1.79	10.62	10.21	1101
		108.30	114.60	6.30	374	0.81	7.96	9.84	908
	97_39	94.50	108.40	13.90	592	1.43	14.36	16.75	1543
	97_41	100.10	103.85	3.75	468	1.87	9.72	17.92	1355
		107.42	109.50	2.08	948	0.04	19.08	9.40	1645
	97_47	33.55	38.00	4.45	942	0.36	29.23	3.88	1798
	97_50	71.70	75.00	3.30	592	1.77	11.80	5.54	1064
	97_51	79.25	82.30	3.05	1520	0.08	29.11	7.70	2323
	97_53	73.70	80.95	7.25	365	1.48	6.79	8.22	824
	97_61	57.00	76.00	19.00	496	2.16	10.64	11.58	1186
	97_62	61.10	74.00	12.90	228	1.59	5.18	10.17	747
	99_64	225.45	227.86	2.41	140	0.01	2.41	12.52	629

January 17, 2011
Project No. 10-1439-0016	7/8

APPENDIX D Significant Drill Hole Intercepts

Silvertip Project Drill Hole Intervals above 400 g/t Ag Equivalent cutoff
(Ag: US$12/oz; Pb: US$0.75/lb; Zn: US$0.75/lb; Au/Ag Ratio: 1:60)
(Metal Recoveries: Ag 69.2%, Pb 80.4, Zn 84.7, Au 50%)
Zone	Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq (g/t)
65 Zone	99_65	289.20	320.60	31.40	315	0.01	5.48	8.67	717
	00_67	57.13	59.95	2.82	233	0.00	1.99	7.80	509
		95.85	107.00	11.15	335	0.13	5.36	13.46	902
	00_68	95.38	101.50	6.12	443	0.03	8.10	17.14	1199
	00_69	102.20	104.30	2.10	481	0.04	10.96	7.73	985
		111.80	125.40	13.60	400	0.03	6.27	8.15	784
	00_70	109.80	113.50	3.70	791	0.01	17.08	8.93	1450
		120.10	122.80	2.70	298	0.01	5.38	8.28	687
	00_71	68.70	73.80	5.10	518	0.00	12.36	11.44	1191
		87.20	90.00	2.80	171	0.00	2.67	13.21	684
	00_72	81.95	85.10	3.15	556	0.00	8.80	18.03	1332
		69.90	82.50	12.60	347	0.01	5.92	10.95	835
	00_74	60.10	72.20	12.10	332	0.05	6.08	8.75	753
	00_84	67.30	75.20	7.90	436	0.00	6.49	15.93	1095
	00_87	120.60	135.30	14.70	353	0.01	5.23	10.27	791
		160.20	163.20	3.00	100	0.00	0.99	12.10	537

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January 17, 2011
Project No. 10-1439-0016	8/8

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

APPENDIX E

Labour Requirements 500 tpd Seasonal

January 18, 2011
Project No. 10-1439-0016

APPENDIX E Labour Requirements 500 tpd Seasonal Operation

Table 1: Summary 500 tpd Seasonal Operation
Position	Per Shift	Total
Mill	13	52
Mine Staff	13	27
Mine Labour	32	124

Table 2: Mill Operation
Position	Per Shift	Total	Total Dollars
Operators	5	20	$1,042,691.36
Sup	1	4	$219,368.89
Maint	2	4	$208,538.27
Maint F/M	1	2	$54,842.22
Met	1	2	$91,523.21
Lab	1	2	$54,842.22
Total	13	34	$1,671,806.17

January 17, 2011
Project No. 10-1439-0016	1/2

APPENDIX E Labour Requirements 500 tpd Seasonal Operation

Table 3: Mine Labour Costs Breakdown

Mining Costs - Hourly Labour
Position	Compliment		Shift Rate (12 hr basis)	Base Hourly Rate	Bonus	Burdens	Total Hourly Rate	Annual Cost Per Person	Total Annual Cost
	Per Shift	Total			30%	40%
Jumbo Operator	2	8	$714.00	$35.00	$10.50	$14.00	$59.50	$130,305	$1,042,440
Development Miners	2	8	$612.00	$30.00	$9.00	$12.00	$51.00	$111,690	$893,520
Backfill	2	8	$510.00	$25.00	$7.50	$10.00	$42.50	$93,075	$744,600
Truck Operator	2	8	$510.00	$25.00	$7.50	$10.00	$42.50	$93,075	$744,600
Production Mucking (LHD)	2	8	$510.00	$25.00	$7.50	$10.00	$42.50	$93,075	$744,600
Mechanics	2	8	$612.00	$30.00	$9.00	$12.00	$51.00	$111,690	$893,520
Welder	1	4	$612.00	$30.00	$9.00	$12.00	$51.00	$111,690	$446,760
Electrician	1	4	$612.00	$30.00	$9.00	$12.00	$51.00	$111,690	$446,760
Labourer	2	8	$408.00	$20.00	$6.00	$8.00	$34.00	$74,460	$595,680
Construction	1	4	$408.00	$20.00	$6.00	$8.00	$34.00	$74,460	$297,840
Dry Attendent	1	2	$408.00	$20.00	$6.00	$8.00	$34.00	$74,460	$148,920
Totals	20	78							$6,999,240
Hourly Labour Cost per tonne									$47.94

General Mine Expenses
Mine Staff Labour	Per Shift	Total	Monthly Salary	Annual Salary	Annual Salary with Burden	Total Annual Cost
					40%
Mine Superintendent	1	1	$10,000	$120,000	$168,000	$168,000
Supervisors	1	4	$7,083	$85,000	$119,000	$476,000
General Mine Foreman	1	1	$7,500	$90,000	$126,000	$126,000
Safety Supervisor	1	2	$6,667	$80,000	$112,000	$224,000
Clerk/Secretary	1	1	$5,958	$71,500	$100,100	$100,100
Chief Engineer	1	1	$9,167	$110,000	$154,000	$154,000
Geotechnical Engineer	1	1	$6,667	$80,000	$112,000	$112,000
Planning Engineer	1	2	$6,667	$80,000	$112,000	$224,000
Surveyor	1	2	$5,417	$65,000	$91,000	$182,000
Surveyor Helper	1	4	$5,000	$60,000	$84,000	$336,000
Mine Technologist	0	2	$5,417	$65,000	$91,000	$182,000
Chief Geologist	1	1	$7,500	$90,000	$126,000	$126,000
Geologist	1	1	$5,833	$70,000	$98,000	$98,000
Ore Control Geologist	1	4	$4,583	$55,000	$77,000	$308,000
TOTALS	13	28				$2,816,100
Staff Labour Cost per tonne						$38.58

Mine Operating Expenses						$200,000
GME COST PER TONNE						$2.74

TOTAL MINING COST PER TONNE						$135.25

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January 17, 2011
Project No. 10-1439-0016	2/2

A PRELIMINARY ASSESSMENT OF THE SILVERTIP DEPOSIT

APPENDIX F

Scale Drawing Silvertip General Arrangement

January 18, 2011
Project No. 10-1439-0016

6644500 N
6644000 N
6643500 N
6643000 N
424500 E
425000 E
425500 E
426000 E
TAILINGS
AREA
MILL AND SETTLING PONDS
WASTE DUMP
1200
1300
1400
1500

DRAFT

0 75 150 225 300 375
SCALE 1:7,500

LEGEND

- EXISTING DEVELOPMENT
- NEW DEVELOPMENT
- PROPOSED EXPLORATION TUNNEL YEAR 1
- PROPOSED EXPLORATION TUNNEL YEAR 2

REFERENCES

SILVERCORP METALS INC.

PROJECT
SILVERCORP METALS INC.
SILVERTIP PROJECT

TITLE
GENERAL SURFACE ARRANGEMENT

Golder Associates
Greater Vancouver Office, BC

PROJECT No. 10-1439-0016			PHASE No.	7000
DESIGN			SCALE AS SHOWN	REV. –
CADD	JK	03DEC10	FIGURE 1	
CHECK				
REVIEW

Golder Associates Ltd. 500 - 4260 Still Creek Drive Burnaby, British Columbia, V5C 6C6 Canada T: +1 (604) 296 4200